Exhibit 99.1

    Feeding the Future TM

2022 / Annual Report

.

About this report:

You can find this report and information on Nutrien

on our website at nutrien.com. While we include

certain non-financial information in this report, more

detailed information on our sustainability strategy

and performance is provided on our website at

nutrien.com/sustainability.

	01	Overview
	02	2022 Year in Review
	04	2022 Performance Highlights
	05	2030 Sustainability Commitments

	06	Letter from Our President and CEO

	08	Management’s Discussion & Analysis

	09	Our Approach to Annual Reporting

	10	Our Company

	11	Global Profile

	12	How We Create Value

	14	Operating Segments

	16	Our Operating Environment

	17	Megatrends

	19	Market Fundamentals and

Competitive Landscape

	22	Our Strategy

	23	Nutrien’s Strategy

	24	Operating Segment Focus

	28	Capital Allocation Framework

	30	Our Governance

	31	Corporate Governance

	33	Risk Governance

	34	Risk Management Process

	35	Our Key Enterprise Risks

	40	Our Results and Outlook

	41	Operating Segment Performance

	53	Performance Against 2023 Targets

	54	2023 Outlook and Guidance

	57	Financial Highlights

	73	Other and Appendices

	82	Five-Year Highlights

	84	Financial Statements & Notes

The Overview and Letter from our President and CEO contain certain non-IFRS financial measures and other financial measures which do not have a standard meaning under IFRS including:

• Adjusted EBITDA and related guidance
• Adjusted net earnings per share
• Growth Capital
• Return on invested capital (“ROIC”)
• Adjusted net debt

For definitions, further information and reconciliation of these measures to the most directly comparable measures under IFRS, see the “Non-IFRS Financial Measures” section. See the “Other
Financial Measures” and “Terms & Definitions” sections for definitions, abbreviations and terms used in this annual report.

.

Nutrien Annual Report 2022     1

Living Our Purpose

Nutrien’s purpose is Feeding the Future, which is rooted in the global challenge of feeding, clothing and fueling a population of 10 billion people by 2050. As the world’s largest provider of crop inputs and services, Nutrien plays a leading role in cultivating solutions for growers to meet this challenge and support a new era of sustainable agriculture. By leveraging the competitive advantages of our integrated business model, we are well positioned to efficiently meet the needs of our customers and deliver long-term value for all our stakeholders.

 2     Nutrien Annual Report 2022

Overview

2022 Year in Review

Advanced strategic initiatives throughout the year

Nutrien advanced several strategic actions that position our company to efficiently meet the needs of our customers, support long-term earnings growth and advancing our key environmental, social and governance (“ESG”) priorities.

Delivered record cash from operating activities of $8.1B
Announced we are evaluating building one of the world’s largest clean ammonia plants at our existing site in Geismar, LA

Acquired Brazilian Ag retailer Casa do Adubo S.A.	Appointed Ken Seitz as President and Chief Executive Officer

Nutrien Annual Report 2022     3

2022

Returned $5.6B to shareholders through share repurchases and dividends
Announced plan to ramp up annual potash operational capability to 18Mmt

Awarded an aggregate of $500K to two early-stage companies through our Radicle Inclusion Challenge

The recipients are committed to driving diversity and inclusion goals while advancing agriculture technologies	$33M invested in our communities with a focus on food security and sustainability.

 4     Nutrien Annual Report 2022

Overview

2022 Performance Highlights

Delivered record earnings and returned significant cash

to our shareholders

In 2022, Nutrien delivered record net earnings due to the strength of agriculture fundamentals, higher fertilizer prices and excellent Nutrien Ag Solutions (“Retail”) performance. Our strong cash flow allowed us to invest in the business and return significant cash to our shareholders. We also continued to make progress on our sustainability priorities, including climate and people-related initiatives.

Years ended December 31 (in millions of US dollars, except as otherwise noted)	2022	2021	Change (%)
Financial Performance
Sales	$37,884	$27,712	37
Gross Margin	15,424	9,409	64
Net Earnings	7,687	3,179	142
Diluted Net Earnings per Share (US dollars)	14.18	5.52	157
Adjusted Net Earnings per Share [1] (US dollars)	13.19	6.23	112
Adjusted EBITDA [1]	12,170	7,126	71
Retail Adjusted EBITDA	2,293	1,939	18
Potash Adjusted EBITDA	5,769	2,736	111
Nitrogen Adjusted EBITDA	3,931	2,308	70
Phosphate Adjusted EBITDA	594	540	10
Cash Provided by Operating Activities	8,110	3,886	109
Cash Used in Investing Activities	2,901	1,807	61
Growth Capital [1]	1,199	598	101
Cash used for Dividends and Share Repurchase [2]	5,551	2,080	167
Return on Invested Capital (“ROIC”) [1]	26%	15%	11
Adjusted Net Debt/Adjusted EBITDA [3]	0.9x	1.4x	(36)
Non-Financial Performance
CO2 Equivalent Captured and Sold	1.1Mmt	1.1Mmt	–
Environmental Incidents	35	24	46
Lost-Time Injury Frequency [4]	0.24	0.27	(11)
Total Employees	24,700	23,500	5
Proportion of Women in Senior Leadership (director level and above) [5]	21%	21%	–
Voluntary Employee Turnover Rate [5]	9%	12%	(3)
Community Investment	$33	$19	74

1	These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.
2	This is a supplementary financial measure. See the “Other Financial Measures” section.
3	This is a capital management financial measure that includes a non-IFRS component.
See the “Non-IFRS Financial Measures” and “Other Financial Measures” sections.
4	Frequency based on every 200,000 hours worked.
5	Based on regular full-time and part-time employees.

Nutrien Annual Report 2022     5

Overview

2030 Sustainability Commitments

Advancing the next wave of agricultural evolution through our Feeding the Future Plan

Nutrien is committed to delivering results for our stakeholders and doing what is right for our planet. Our Feeding the Future Plan sets out a number of ambitious 2030 goals to drive transformation across the agriculture industry and address what we believe are our key ESG risks and opportunities.

                                Feeding the Planet Sustainably

2030 Commitments	Progress in 2022
Enable growers to adopt sustainable and productive agricultural products and practices on 75 million acres globally.

We continue to provide growers with whole-acre solutions that support sustainable and productive agriculture and aim to deliver improved environmental outcomes. In 2022, we measured and documented approximately 1 million acres in North America and Australia.

Launch and scale a comprehensive Carbon Program, empowering growers and our industry to accelerate climate-smart agriculture and soil carbon sequestration while rewarding growers for their efforts.	In 2022, we enabled North American pilots on approximately 685,000 acres, working with growers and collaborating with approximately 10 suppliers and downstream partners.

                                Environment and Climate Action

2030 Commitments	Progress in 2022
Achieve at least a 30 percent reduction in greenhouse gas (“GHG”) emissions (Scope 1 and 2) per tonne of our products produced, from a baseline year of 2018.

We have continued with multiple initiatives to improve energy efficiency and emissions performance across our manufacturing facilities, including the completion of Nitrous Oxide (“N2O”) abatement projects at Lima, Kennewick and Augusta nitrogen sites.

Invest in new technologies and pursue the transition to low-carbon fertilizers, including low-carbon and clean ammonia.	Announced we are evaluating building one of the world’s largest clean ammonia plants in Geismar, LA with a final investment decision expected in the second half of 2023.

                                Inclusive Agriculture

2030 Commitments	Progress in 2022
Leverage our farm-focused technology partnerships and investments to drive positive impact in industry and grower innovation and inclusion.	Through the Radicle Inclusion Challenge by Nutrien, we invested an aggregate of $500,000 in two startups that are committed to diversity and inclusion, while advancing agriculture technologies.

Create new grower financial solutions to strengthen social, economic and environmental outcomes in agriculture.

Began developing an internal training program for Nutrien Financial employees to help participants better understand financial inclusion and embarked on an external informational campaign aimed at young and new growers to bolster financial literacy.

 6     Nutrien Annual Report 2022

Overview

Letter from Our President and CEO

Helping feed the world safely and sustainably

The challenge of feeding a growing world has never been more apparent. Each year approximately 70 million people are added to the global population, increasing the need for more food, fiber and fuel. As demand for these life-essentials rises, so do the expectations about how they are produced to ensure we preserve the world’s resources for generations to come.

There have been tremendous improvements in agriculture productivity over the past 20 years with global crop yields increasing by more than 30 percent over that period. However, even with these gains, it is estimated that over 10 percent of the world’s population is food insecure. Geopolitical conflicts, supply chain issues and extreme weather events have impacted food security across many regions of the world. Addressing this challenge will require a long-term commitment from a broad community of stakeholders that keeps the grower at the center of all solutions.

At Nutrien, our purpose of Feeding the Future speaks to the fundamental role we can play in helping safely and sustainably feed a growing world. It is a purpose that drives us to get better every day and a role that comes with great opportunity and responsibility.

Our Nutrien Ag Solutions business serves approximately 500,000 growers in regions of the world that are being called on to increase crop production. As the largest producer of crop nutrients, we have an unmatched ability to bring on additional low-cost potash and nitrogen production to meet long-term demand.

2022 Shaped by Global Supply Disruptions and Market Volatility

Geopolitical events contributed to an unprecedented level of supply disruption and market volatility across agriculture,

energy and fertilizer markets in 2022. Crop supplies were tight entering the year and the onset of the war between Russia and Ukraine placed additional strain on exports of key agriculture commodities. The global grain stocks-to-use ratio declined for the sixth straight year and is now at its lowest level in more than 25 years. Crop prices traded well above historical average levels, supporting grower returns and providing an incentive to increase production.

The impact of supply shocks was even more pronounced on fertilizer markets in 2022. Potash shipments from eastern Europe declined by 11 million tonnes due to the imposition of sanctions on Belarus and financial restrictions on Russia. High natural gas prices in Europe contributed to significant nitrogen capacity curtailments and Russian and Chinese export restrictions caused further disruption to global trade.

Fertilizer prices increased sharply in the first half of 2022 as buyers moved to secure product in an uncertain supply environment. This caused a shift in buying patterns and inventory building in some markets that contributed to an elevated level of market volatility throughout the year.

Delivered Record Earnings and Addressed Key ESG Priorities

Nutrien delivered record adjusted EBITDA 1 of $12.2 billion (net earnings of $7.7 billion) in 2022 and our return on invested capital 1 rose to 26 percent. We took a number of decisive actions in a volatile environment that supported our results and positioned the company for long- term growth and sustainability.

Nutrien Ag Solutions had another very strong year generating adjusted EBITDA of $2.3 billion. We strategically procured crop input products in anticipation of supply chain challenges and increased our proprietary product sales, resulting in higher margins across all major

Ken Seitz

President and Chief Executive Officer

product lines. The growth and relative earnings stability provided by our Retail business is a key advantage that differentiates Nutrien from our fertilizer peers.

We made significant progress over the past year on our sustainable agriculture programs in support of the 2030 commitments in our Feeding the Future Plan. We tripled the acres enrolled in our carbon pilot program compared to 2021 and are seeing excellent engagement from growers and strategic partners across the agriculture value chain.

Our Potash results highlighted the importance of low-cost, flexible operations that are backed by a reliable supply chain. In the first half, we sold record offshore volumes in response to increased demand from our customers and achieved higher realized selling prices. We adjusted our production plans in the second half of 2022 as buyers in North America and Brazil limited purchases and drew down inventory. We pulled forward some maintenance activities during this downtime – prioritizing safety in all these actions – and preserved the flexibility

1 These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

Nutrien Annual Report 2022     7

“It is through the advantages of Nutrien’s integrated business that we can respond to some of the world’s most pressing agriculture challenges while creating significant value for our shareholders.”

Board of Directors approved an increase in the quarterly dividend by 10 percent to $0.53 per share.

Well Positioned for the Future

The fundamentals for our business are strong as agriculture commodity prices remain well above historical levels, global supply contraints persist and demand for crop inputs is expected to increase in 2023. We anticipate that an uncertain global economic and geopolitical environment will continue to impact buyer behaviors, but we do not anticipate the same magnitude of fertilizer market volatility as we witnessed in 2022.

As we look longer-term, we expect structural changes in agriculture, energy and fertilizer markets to support higher crop input pricing levels compared to the past cycle. We believe that our business is well positioned to deliver strong returns to our shareholders as we advance strategic initiatives that grow and fortify our business for the future. We have a unique capability to increase fertilizer sales volumes while leveraging our leading global Retail network to deliver the products, services and solutions that growers need.

Finally, on behalf of our Board of Directors and management team, I would like to thank our nearly 25,000 global employees for their hard work, dedication and focus on safety over the past year. It is through your efforts that we are able to build on the strengths of this integrated platform and position our company to Feed the Future.

Ken Seitz

President and Chief Executive Officer

February 16, 2023

to quickly ramp up production when demand re-emerges.

We advanced work on our Next Generation Potash initiatives that enhance the safety, reliability and efficiency of our potash mines. Our most significant achievement in 2022 was to remove more employees from the active mining face by achieving over eight thousand employee hours of tele-remote and autonomous mining.

Our Nitrogen and Phosphate businesses benefited from higher global benchmark prices, a diverse product mix and the advantaged cost position of our North American nitrogen plants. We completed emissions abatement projects at three nitrogen sites in 2022 that represent a major step towards meeting our goal to reduce CO2 equivalent emissions by 1 million tonnes by the end of 2023.

Utilized Strong Cash Flow to Advance Growth Initiatives and Return Capital to Shareholders

Nutrien generated $8.1 billion in cash from operating activities in 2022 and utilized this strong cash flow to advance our capital allocation priorities. We deployed a balanced and disciplined approach with approximately one-third of our operating cash flow invested in projects to sustain our asset base and grow our business, with the remainder returned to shareholders through share repurchases and dividends.

Nutrien Ag Solutions accounted for around 60 percent of the growth capital invested in 2022. We completed 21 Retail acquisitions in our core geographies, with a focus on expanding our network in Brazil. This region is one of the fastest growing agriculture markets that is expected to play an increasingly important role in feeding a growing world.

In Potash, we progressed the ramp up of our existing low-cost potash capacity but have adjusted the timing to optimize capital expenditures in-line with the pace of expected market demand. We will maintain a flexible approach and now expect to reach 18 million tonnes of annual operational capability in 2026. We believe long-term fundamentals support the need for our low-cost, incremental potash capability and there is significant value in having the ability to increase production when the market needs it. We have the advantage of bringing on this capability in increments and at a very low capital cost per tonne.

Our focus in Nitrogen is to enhance our existing network through low-cost brownfield expansions, decarbonization projects and increased production of low-carbon ammonia. The most significant development in 2022 was the announcement that we are evaluating building a 1.2 million tonne clean ammonia plant at our Geismar, Louisiana facility. We are advancing front-end engineering work and anticipate making a final investment decision in the second half of 2023. This project provides an opportunity to leverage existing infrastructure and access to tidewater to participate in current and emerging end-use markets.

We returned approximately $5.6 billion to shareholders through share repurchases and dividends in 2022 and completed our 10 percent share repurchase program in early 2023. We have demonstrated the ability to provide a stable and growing dividend through the cycle and intend on factoring in changes in share count as part of the decision criteria for future per share dividend growth. In February 2023, the

 8     Nutrien Annual Report 2022

Management’s Discussion & Analysis As at and for the year ended December 31, 2022

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of February 16, 2023. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its Audit Committee, composed entirely of independent directors. The Audit Committee reviews and, prior to its publication, recommends to the Board approval of this disclosure. The Board has approved this disclosure. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. This MD&A is based on the Company’s audited consolidated financial statements for the year ended December 31, 2022 (“consolidated financial statements”) based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, unless otherwise stated.

This MD&A contains certain non-IFRS financial measures and ratios, which do not have a standard meaning under IFRS and, therefore, may not be comparable to similar measures presented by other issuers. Such non-IFRS financial measures and ratios include:

•  Adjusted EBITDA

•  Adjusted net earnings and adjusted net earnings per share

•  Adjusted EBITDA and adjusted net earnings per share guidance

•  Growth capital and growth capital allocation

•  Gross margin excluding depreciation and amortization per tonne – manufactured

•  Potash controllable cash cost of product manufactured per tonne

•  Ammonia controllable cash cost of product manufactured per tonne

•  Retail adjusted average working capital to sales and Retail adjusted average working capital to sales excluding Nutrien Financial

•  Nutrien Financial adjusted net interest margin

•  Retail cash operating coverage ratio

•  Retail normalized comparable store sales

•  Return on invested capital

•  Net operating profit after taxes

•  Adjusted net debt

For definitions, further information and reconciliation of these measures to the most directly comparable measures under IFRS, see the “Non-IFRS Financial Measures” and “Other Financial Measures” sections.

Also see the cautionary statement in the “Forward-Looking Statements” section.

All references to per share amounts pertain to diluted net earnings (loss) per share. Financial data in this annual report are stated in millions of US dollars, which is the functional currency of Nutrien and the majority of its subsidiaries, unless otherwise noted. Information that is not meaningful is indicated by n/m.

See the “Other Financial Measures” and “Terms & Definitions” sections for definitions, abbreviations and terms used in this annual report including the MD&A.

Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our Annual Information Form for the year ended December 31, 2022, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the “SEC”).

The information contained on or accessible from our website or any other website is not incorporated by reference into this MD&A or any other report or document we file with or furnish to applicable Canadian or US securities regulatory authorities.

Nutrien Annual Report 2022     9

Our Approach to Annual Reporting

Taking steps toward a more integrated approach to reporting

Nutrien is on a path to a more integrated approach in our annual reporting, with the goal to communicate how we evaluate the opportunities and challenges in our operating environment, which shape our approach to setting strategy, managing risk and governing our actions. The priorities of our key stakeholders impact the way we approach value creation, including addressing key sustainability priorities.

Our Company	Our Operating Environment	Our Strategy	Our Governance	Our Key Enterprise Risks	Our Results and Outlook
Outlines who we are as a company, where we operate, how we create value and describes each of our operating segments	Defines factors and trends that influence the environment we operate in	Describes our corporate strategy and how each of our segments are supporting that strategy	Describes our key corporate governance principles and risk identification process	Outlines the key risks that affect our performance and our future operations	Highlights our financial results for the year 2022 and outlook for 2023

Global Profile page 11	Megatrends page 17	Nutrien’s Strategy page 23	Corporate Governance page 31	Key Enterprise Risks page 36	Operating Segment Results page 41
How We Create Value page 12	Market Fundamentals and Competitive Landscape page 19	Operating Segment Strategic Focus page 24	Our Board and Executive Leadership page 32		Performance Against 2023 Targets page 53
Our Operating Segments page 14		Capital Allocation Framework page 28	Risk Governance page 33		2023 Outlook and Guidance page 54
			Risk Management Process page 34		Financial Highlights Page 57

 10     Nutrien Annual Report 2022

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value for all stakeholders by advancing our key environmental, social and governance priorities.

Nutrien Annual Report 2022     11

Our Company

Global Profile

Advantaged position across the agriculture value chain

Nutrien has operations and investments in 13 countries, supported by nearly 25,000 talented employees worldwide. We supply products and services to key markets in North America, South America, Asia and Europe.

Retail
Potash
Nitrogen
Phosphate
Joint Venture and Investments
European Distribution

WHERE OUR EARNINGS COME FROM Adjusted EBITDA by operation segment in 2022 ($ billions)	WHERE OUR EMPLOYEES WORK	WHAT IS OUR PRODUCTION CAPACITY Nameplate production capacity (million tonnes of fertilizer N-P-K)	WHERE OUR RETAIL SELLING LOCATIONS ARE SITUATED

 12     Nutrien Annual Report 2022

Our Company

How We Create Value

Leveraging the advantages of our integrated business model

1	Advantaged Position Across the Ag Value Chain	Our integrated model provides competitive advantages to optimize operations, transportation and logistics, increase supply chain efficiencies and support volume growth.

2	Financial Strength & Stability

Our diversified Retail business enhances the
stability of our earnings base and our low-cost
fertilizer production assets have historically
generated significant cash flow, providing the
opportunity to grow our business and return
incremental capital to our shareholders.

3	Provider of Sustainable Agriculture Solutions	Positioned to drive long-term value creation through integration of sustainability initiatives, from fertilizer production to grower practices in the field.

Nutrien Annual Report 2022     13

Our integrated business model provides a number of advantages compared to our competitors, including operational, financial and sustainability benefits. We continue to explore ways to further enhance the capabilities of our business to capture additional value across the supply chain.

WORLD-CLASS PRODUCTION ASSETS	GLOBAL SUPPLY CHAIN	LEADING AG RETAIL NETWORK

25Mmt	~440	>2,000
NPK Manufactured Sales Volumes in 2022	Wholesale fertilizer distribution points	Retail selling locations across North America, South America and Australia

~2,000	>1,000	>4,000
Proprietary products	Crop input suppliers	Crop consultants

CASH GENERATION	GROWTH CAPITAL ALLOCATION	SHAREHOLDER RETURNS

>$21B in cash provided by operating activities since 2018

INNOVATIVE PRODUCTS & SERVICES	CARBON PROGRAM	LOW-CARBON AMMONIA

Leading provider of INNOVATIVE products and services (Agrible, Waypoint, Echelon)	~10 suppliers and downstream partners in carbon pilot program	1Mmt of low-carbon annual ammonia production capability

 14     Nutrien Annual Report 2022

Our Company

Operating Segments

World-class network of production assets, distribution capabilities and premier retailer of crop inputs and services

 Nutrien Ag Solutions          #1 Global Ag Retailer

Our network of retail selling locations in seven countries provides a wide range of complete agriculture solutions including crop nutrients, crop protection products, seed, application services and digital tools.

We produce and offer approximately 2,000 proprietary crop protection, nutritional, adjuvant and seed treatment products, including a suite of biologicals that complement evolving farming practices. Key brands include Loveland Products and Dyna-Gro seed.

We provide value-added agronomic services from crop plans to soil testing, a leading digital platform that utilizes data driven insights to provide efficient and accurate advice to our customers. We offer attractive working capital solutions for growers through Nutrien Financial and a leading-edge Carbon Program that is connecting farmers to downstream partners in the food value chain.

>2,000 Retail Selling Locations	/	~500,000 Grower Accounts	/	>4,000 Crop Consultants	/	Sustainability, Digital and Financial Solutions

 Potash          #1 Global Potash Producer

We operate low-cost potash mines in Saskatchewan, which have access to the best potash geology in the world and in a stable geopolitical environment. We employ world-class technologies intended to ensure safer and more responsible mining and have a team with decades of experience in producing potash.

Our six-mine network is diverse and flexible, minimizing supply risk for our customers and limiting the potential for lost sales due to unforeseen production downtime.

We produce granular and standard grade potash, which is primarily shipped by railcars and vessels for delivery to customers in approximately 40 countries around the world. Our extensive transportation and distribution network includes access to four North American marine terminals on both the Atlantic and Pacific coasts.

20.6Mmt Nameplate Potash Capacity	/	6 Mines Situated in the Province of Saskatchewan	/	~5,900 Owned or Leased Railcars	/	285 Distribution Points

Nutrien Annual Report 2022     15

Nutrien has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services directly to growers through a network of Retail locations in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

 Nitrogen           #3 Global Nitrogen Producer

We produce nitrogen at nine strategically located facilities throughout Canada, the US and Trinidad. Our North American operations, which account for approximately 80 percent of our nitrogen sales volumes, have access to some of the lowest cost natural gas in the world and are in close proximity to key end markets. Our Trinidad operations are situated on tidewater, supporting our sales to over 30 countries, including the European market, and have gas supply contracts indexed to ammonia prices.

Our reliable production network serves a diversified set of agricultural and industrial end markets, with flexibility to optimize product mix and respond to changing market conditions.

We leverage carbon capture, utilization and storage at two of our facilities, and are expanding our low-carbon ammonia production capability. We continue to support our grower customers to reduce their environmental footprint by expanding our portfolio of products with lower environmental impact such as ESN®.

7.1Mmt Nameplate Ammonia Capacity	/	~5,500 Leased Railcars	/	190 Distribution Points	/	1Mmt Low-Carbon Ammonia Production Capability

 Phosphate          #2 North American Phosphate Producer

Nutrien has two large integrated phosphate facilities and four regional product upgrade facilities in the US. The high quality of our phosphate rock enables production of a diverse mix of phosphate products, including solid and liquid fertilizers, feed and industrial acids.

This flexibility allows us to optimize our product mix during changing market conditions. We sell the majority of our product in the North American market and benefit from our extensive distribution network and customer relationships. Fertilizer sales historically represent approximately 75 percent of our phosphate sales.

1.7Mmt Nameplate P2O5 Capacity	/	2 Large Integrated Phosphate Mines	/	4 Upgrade Facilities

 16     Nutrien Annual Report 2022

Our Operating Environment

We operate in a rapidly changing world. To thrive in these dynamic conditions, we must anticipate and adapt to our environment. As part of Nutrien’s strategic and enterprise risk management processes, we seek to understand broader trends and the specific markets where we operate. Understanding our operating environment allows us to better identify risks that could jeopardize our ability to deliver on our strategy and capitalize on emerging opportunities.

Nutrien Annual Report 2022     17

Our Operating Environment

Megatrends

Key trends that shape our strategy and actions

We define megatrends as emerging macro-level trends and global dynamics that we believe will have ongoing impacts on business, government and society that shapes our operating environment over the next decade. Tracking and analyzing megatrends informs Nutrien’s strategy. See page 22 for more information on our related strategy and page 35 for our related key enterprise risks.

            Food Security

Despite advances in modern agriculture, food security remains a global challenge. Producing enough nutritious food for the world’s eight billion people, and transporting it to where it is needed, is straining existing global resources. It is estimated that over 10 percent of the world’s population is food insecure. A rising population, expected to grow by two billion people in the next 30 years, is further increasing the scale of this challenge.

The agricultural landscape continues to evolve and be influenced by sustainability practices, climate change and social trends that could impact the ability to address global food security challenges. Nutrien is well positioned to develop products and innovative solutions to help our customers feed a growing population while addressing the environmental and social challenges the agriculture industry is facing.

Related Enterprise Risks: Agriculture changes and trends / Climate change / Stakeholder support

            Climate Change

Our business, industry, customers and others in the agriculture value chain face long-term challenges from climate change, including increasing expectations for climate actions and reductions of GHG emissions.

Physical risks from a changing climate can impact our operations, our customers and our supply chain. These include more intense weather events, longer droughts, rising sea levels, and changes in average temperature and precipitation patterns. Global decarbonization ambitions and the resulting energy transition are driving carbon regulations and informing capital allocation priorities of investors. Nutrien faces evolving risks related to potential regulatory changes, including carbon pricing.

At the same time, a transition to a low-carbon economy could create significant opportunities for Nutrien to help growers manage these impacts and improve their resilience by facilitating the adoption of climate-smart agriculture practices and developing products that can improve yields in more challenging conditions. The energy transition is accelerating the development of technologies that can support our GHG emission reduction efforts.

Related Enterprise Risks: Climate change

 18     Nutrien Annual Report 2022

            Technology and Digitalization

Digital technologies and access to vast amounts of data are supporting the transformation of our industry and our company. In mining operations, advances in automation and autonomous mining are improving safety by removing workers from the more hazardous areas and enabling productivity increases. Agriculture and food systems are undergoing rapid technological changes driven by big data, digital connectivity, artificial intelligence and innovations in biotechnology. We also have an opportunity to help turn data into insights for our grower customers, and for our grower customers to turn those insights into actions that also presents further opportunities through the agriculture value chain.

The ubiquity of technology and data also creates increased risks to our systems and customer data. Our dependence on technology may contribute to cyber-related events becoming more disruptive and costly and as we gather increasingly more data from our customers, we are continually evolving our practices to align with data privacy regulations.

Related Enterprise Risks: Cybersecurity threats / Agriculture changes and trends

            Geopolitical Volatility

Geopolitical turmoil around the world is being driven by nationalism, polarization and economic instability. Due to globalization, regional events are having global impacts. In particular, the Russia and Ukraine war has resulted in, and may continue to result in, supply chain disruptions and higher prices for energy and several commodities, compounding existing energy and food supply chain bottlenecks.

Global geopolitical instability and resulting disruptions could impair our ability to distribute our products in a cost-effective and timely manner to our customers or disrupt our supply chains. If significant geopolitical events occur in one of the countries where we have significant operations, the impact could be more direct and affect our operations, production or revenues. Conversely, disruptions in markets could result in improvements to our financial performance through increased market share or higher sales.

Related Enterprise Risks: Political, economic and social instability

            Equality and Societal Expectations

Stakeholders are increasingly focused on corporate sustainability performance and disclosure. Investors are considering environmental and social principles alongside traditional financial metrics in capital allocation decisions and, along with regulators, are increasingly considering the same in evaluating disclosure enhancements. In addition to urgent climate-related matters, societal concerns include impacts on ecosystems and biodiversity, as well as inequality and inequities faced by Indigenous communities, people of colour, LGBTQ+ and disabled individuals inside and outside of the workplace. These societal pressures are reflected in government regulations, investors’ priorities and employees’ expectations for inclusion practices and for their work to contribute to their sense of personal purpose.

In response to these expectations, governments may impose new regulations or increase the stringency of existing ones. If we are not able to meet our investors’ or stakeholders’ expectations for environmental and social performance, it could be more difficult to access cost-efficient capital, retain talent or maintain our freedom to operate.

Nutrien believes that our response to these trends can not only help to address some of the world’s most pressing challenges but also create opportunities to differentiate ourselves from our competitors. Delivering on our sustainability commitments can attract new investors, support internal engagement, and help attract and retain talent.

Related Enterprise Risks: Changing regulations / Stakeholder support

Nutrien Annual Report 2022     19

Our Operating Environment

Market Fundamentals and Competitive Landscape

We carefully monitor market fundamentals and our competitive landscape to better position our company for long-term success.

Nutrien Ag Solutions

The agriculture retail industry is highly fragmented in most of the major markets in which we operate, primarily comprised of small and medium-sized competitors. We believe growers are increasingly looking for whole-acre solutions that include a full suite of products, services and solutions. Scale, reliability of supply, and the ability to provide innovative solutions, including digital and sustainability offerings, are increasingly important to growers and their evolving needs.

The US market largely consists of privately owned independent retailers and cooperatives and continues to be a key focus area for growth for Nutrien through tuck-in acquisitions. In Western Canada, Nutrien continues to lead the market and grow organically through our proprietary product offerings, including the Proven seed brand.

The Australian market is unique in that growers require a full suite of crop production inputs but also solutions for livestock, water and irrigation services. Brazil is one of the world’s largest and fastest-growing agriculture markets and is currently the largest soybean producer and the third largest producer of corn globally. Compared with other countries, Brazil’s agriculture retail industry is significantly fragmented, with more than 14,000 players serving growers in this market.

Brazil is a significant and growing crop input market

 20     Nutrien Annual Report 2022

Market Fundamentals and Competitive Landscape

              Potash

Number of Major Producing Countries [1]	20-year Consumption CAGR [2] (2001–2021)	Largest Importers	Largest Exporters

10	2.8%	Brazil, US, China	Canada, Russia, Belarus

1	Countries producing more than 500,000 tonnes annually
2	Compound Annual Growth Rate

High quality potash reserves in significant quantities are limited to a small number of countries globally. Canada has the largest known global potash reserves, accounting for approximately 40 percent of the total. More than 75 percent of the world’s potash capacity is held by the six largest producers. Our primary competitors are located in Russia, Belarus, Canada, Germany, Israel and Jordan.

Building new production capacity requires significant capital and time to bring online. Brownfield projects, especially those already completed, have a significant per-tonne capital cost advantage over greenfield projects.

Geological and geopolitical events can result in disruptions to global supply, as was seen in 2022 with sanctions imposed on Belarus and Russia that limited the amount of potash shipments from these countries. In 2022, we estimate that Russian shipments were down approximately 30 percent and Belarussian shipments were down approximately 50 percent from 2021, constraining available supplies and resulting in shifting trade flow patterns.

Most major potash-consuming countries in Asia and Latin America have limited or no production capability and rely on imports to meet their needs. This is an important difference between potash and other major crop nutrients. Trade typically accounts for approximately three-quarters of demand for potash, resulting in a globally diversified marketplace. Most product is sold on a spot basis, while customers in certain countries, such as China and India, purchase under contracts.

Global demand growth for potash has outpaced that of other primary nutrients, with an average annual growth of 2.8 percent between 2001 and 2021. Potash demand growth is driven by increasing nutrient requirements of higher-yielding crops and improving soil fertility practices, particularly in emerging markets where potash has been historically under-applied and crop yields lag.

Nutrien Annual Report 2022     21

  Nitrogen

Number of Major Producing Countries [1]	20-year Consumption CAGR [2] (2001–2021)	Largest Importers [3]	Largest Exporters [3]

~40	1.5%	India, Brazil, US	Russia, Qatar, China

1	Countries producing more than 500,000 tonnes annually
2	Compound Annual Growth Rate
3	Ammonia and urea combined

Production of nitrogen is the most geographically diverse of the three primary crop nutrients due to the widespread availability of hydrogen sources. Access to reliable and competitively priced energy feedstock supply is an increasingly important driver of profitability, as recent geopolitical events have created additional volatility in certain global energy markets. North American nitrogen producers currently have an advantaged cost position due to the relatively low price of natural gas compared to competitors in Europe and Asia.

Ammonia is primarily consumed close to the regions in which it is produced due to the cost of transportation, whereas urea and nitrogen solutions are more widely transported and traded. The US remains one of the largest importers of nitrogen and a key driver of global trade despite a significant increase in domestic capacity and production over the past decade. China and India are the largest-consuming countries of nitrogen products, accounting for approximately 40 percent of the worlds consumption.

In developed regions of the world, nitrogen producers are focused on reducing CO2 emissions. In addition, new markets for low-carbon and clean ammonia are emerging, including marine fuels and as a hydrogen carrier for power generation, with the potential to significantly increase global demand for ammonia.

  Phosphate

Number of Major Producing Countries [1]	20-year Consumption CAGR [2] (2001–2021)	Largest Importers [3]	Largest Exporters[3]

~10	1.9%	India, Brazil	China, Morocco

1	Countries producing more than 500,000 tonnes annually
2	Compound Annual Growth Rate
3	DAP and MAP combined

Phosphate rock is found in significant quantity and quality in only a handful of geographic locations. Given the concentration of deposits in North Africa and the Middle East, government involvement is a major consideration when evaluating potential phosphate project developments. Access to low-cost ammonia and sulfur is also an important consideration in producing phosphate.

We compete with producers primarily from China, Morocco, Russia, Saudi Arabia and the US. The majority of new capacity added over the past decade was from producers in China, Morocco, Russia and Saudi Arabia. As a result, total US phosphate production declined by approximately 30 percent over this period.

China’s trade policy has a major impact on the global phosphate market. In 2022, Chinese MAP/DAP exports were down approximately 50 percent from 2021 levels as a result of export restrictions. Variability in Chinese operating rates can also impact relevant raw material markets, resulting in volatile sulfur demand and prices. The rate of demand growth for industrial phosphate used in Lithium Iron Phosphate (“LFP”) battery manufacturing is expected to grow rapidly over the medium term, and be concentrated in China, which could tighten Chinese phosphate supply.

 22     Nutrien Annual Report 2022

Our Strategy

Positioning Our Company for Long-Term Growth

and Sustainability

Our vision is to be the leading global integrated agriculture solutions provider. In pursuit of our vision, our strategy is to strengthen our business today while investing in strategic initiatives that we believe will grow and fortify our business for the future. We take a balanced and disciplined approach to capital allocation that is focused on delivering superior value through the agriculture cycle, while positioning our company for long-term growth and sustainability.

Nutrien Annual Report 2022     23

Nutrien’s Strategy

1 Enhancing Margins and Asset Efficiency

Approach

•  Driving operational efficiencies and higher utilization rates, along with increasing the reliability of supply to our customers

•  Investing in technology and digital tools that support competitive differentiation, operating and cost performance, and best-in-class safety

2 Advancing Strategic Growth Initiatives

Approach

•  Expanding our leading production and distribution capabilities in response to structural supply changes and to meet long-term global demand growth

•  Focusing on Retail network expansion in large and growing agriculture markets

3 Fortifying Our Business for the Future

Approach

•  Reducing GHG emissions and other ESG impacts from our operations

•  Focusing on initiatives that enhance on-farm environmental performance

•  Investing in our people and procurement programs to foster a culture of inclusion and attract and retain the talent required to deliver on our current and future business needs

 24     Nutrien Annual Report 2022

Our Strategy

R	Nutrien Ag Solutions Focus

Contributing towards a more sustainable agriculture industry

We are growing our world-class Retail network through a combination of organic growth initiatives and accretive acquisitions that enhance our ability to provide whole-acre solutions for growers around the world.

Approach	Key 2022 Activities

1  Enhancing Margins and Asset Efficiency

•  Increase share of higher-margin proprietary products which also boosts yields and enhances soil health.

•  Strengthen the customer relationship by providing agronomic data and insights.

•  Invest in digital tools to deliver customer value, drive organic growth through improved customer retention and increased share of wallet.

•  Proprietary products: Our proprietary products portfolio contributed $1.2 billion of gross margin in 2022, an increase of approximately 60 percent over the past five years. These products generate ~2x higher margins than third-party branded products.

•  Agronomic data and insights: North America Retail digital platform sales [1] increased to $2.8 billion, representing 18 percent of North America Retail sales.

2  Advancing Strategic Growth Initiatives

• Expand our network by focusing on growth in Brazil and tuck-in acquisitions in the US and Australia.	• Expand our network: We completed 21 acquisitions in Brazil, the US and Australia for a total investment of approximately $400 million (net of cash acquired).

3  Fortifying Our Business for the Future

•  Provide solutions that minimize our environmental footprint and enable traceability and emerging carbon markets.

•  Launch and scale a comprehensive Carbon Program, empowering growers and our industry to accelerate climate-smart agriculture and soil carbon sequestration while rewarding growers for their efforts.

•  Whole-acre solutions: In 2022, we more than tripled the North America Carbon Pilot Program enabled acres to approximately 685,000 pilot acres and expanded the program in Australia. Through our direct engagement with growers, we have advanced our capabilities to support program expansion and focused on a practical and science-based approach.

Brazil expansion

We continued to expand our presence in Brazil, acquiring a Brazilian company

Casa do Adubo S.A., adding 39 retail locations and 10 distribution centers and expanded our footprint in Brazil from 5 states to 13.

1	This is a supplementary financial measure. See the “Other Financial Measures” section.

Nutrien Annual Report 2022     25

Our Strategy

K	Potash Focus

Safely ramping up production to meet global market demand

We are utilizing our world-class network to respond quickly to changes in market supply and demand dynamics. We continue to invest in efficiency and new technologies to lower our costs, optimize and modernize our asset base, advance our sustainability commitments, and preserve the reliability and safety of our operations.

Approach	Key 2022 Activities

1  Enhancing Margins and Asset Efficiency

•  Our Next Generation Potash program is a multi-year investment plan to optimize and modernize potash mining. Our focus is on autonomous mining and predictive maintenance initiatives that enhance safety and strengthen our competitive position by reducing production costs to help offset inflationary pressures.

• Autonomous mining: We cut over 6 million ore tonnes in 2022 using automation technologies, an increase of approximately 50 percent from 2021.

•  Predictive maintenance: Our predictive maintenance platform detects and predicts asset failures and monitions critical assets. Our monitoring capacity is rapidly expanding with use of mobile equipment health sensors.

2  Advancing Strategic Growth Initiatives

•  We continuously assess market needs, preserving the ability to flex our mine network and increase production as needed to meet demand. Our six-mine network positions us to bring on significant additional low-cost production that no other existing producer has the capability to deliver.

•  Ramp up production capability: Announced plans to ramp up to 18 million tonnes of annual operational capability. In 2022, we completed underground mine development, secured additional mining equipment, increased site-based storage and loadout, and hired additional employees.

3  Fortifying Our Business for the Future

•  Explore alternative energy supply initiatives such as the deployment of wind and solar projects, along with partnerships with renewables developers to complement our self-generation at Rocanville, while lowering our environmental footprint.

•  Progress partnerships with Indigenous communities and a continued focus on spending with our Indigenous suppliers.

•  Exploring renewables: We advanced the research and planning stages of our renewable energy projects by deploying meteorological and energy resource data collection stations at four additional potash sites, for a total of six stations deployed since 2021. These stations help us better evaluate wind and solar resources at our sites.

•  Indigenous procurement: We exceeded our Indigenous procurement target for our Potash business, reaching approximately 30 percent of eligible local spend with direct Indigenous economic impact.

Potash production capability ramp up

We now intend to safely ramp up our annual operational capability to approximately 18 million tonnes in 2026 at a very low capital cost of $150 to $200 per tonne. We have adjusted the initial timing to optimize capital expenditures in-line with the pace of expected market demand. We have the ability to bring on these volumes in increments, to preserve our flexibility should market fundamentals change.

 26     Nutrien Annual Report 2022

Our Strategy

N	Nitrogen Focus

Advancing the evolution of low-carbon and clean ammonia

We are growing the Nitrogen business through strategic investment projects that improve the reliability and energy efficiency of our facilities while increasing capacity and product flexibility. We are also taking steps to reduce Scope 1 and 2 GHG emissions and are advancing opportunities to further enhance our capability to produce low-carbon ammonia.

Approach	Key 2022 Activities

1  Enhancing Margins and Asset Efficiency

• Execute on high-return and low-risk debottlenecking projects that enhance reliability, efficiency and productivity.	• Efficiency and reliability projects: We completed energy efficiency projects on ammonia plants at our Trinidad and Carseland sites.

2  Advancing Strategic Growth Initiatives

• Execute on high-return brownfield expansion projects that add incremental volumes while enhancing product flexibility and energy efficiency of our plants.

•  Brownfield expansion projects: The first phase of projects, completed in 2021, added just under 1 million tonnes of gross production capacity. The second phase of projects is underway and is expected to add approximately 0.5 million tonnes of incremental production capacity through 2025.

3  Fortifying Our Business for the Future

•  Advance our emissions reduction commitments and position for future transformation through projects focused on process improvements, carbon capture, energy efficiency initiatives and renewables evaluation.

•  Low-carbon ammonia: As of December 31, 2022, Nutrien has annual production capability for approximately 1 million tonnes of low-carbon ammonia across our Geismar, Redwater and Joffre nitrogen facilities.

• Explore new decarbonization technologies. • Pursue projects to manufacture low-carbon fertilizers, including clean ammonia.

•  Clean ammonia production: We announced we are evaluating building one of the world’s largest clean ammonia plants at our Geismar, LA site.

•  Emissions Abatement: Completed Nitrous Oxide (“N2O”) abatement projects at Lima, Kennewick and Augusta nitrogen sites.

Geismar Clean Ammonia Facility

A final investment decision is expected in the second half of 2023 and, if approved, construction is expected to be completed in 2027. The project is expected to yield 1.2 million tonnes of clean ammonia production annually using auto-thermal reforming technology, with the ability to capture at least 90 percent of CO2 emissions. The plant would have access to lower-cost, reliable natural gas supply, and tie into Nutrien’s expansive transportation and distribution network. This includes direct access to tidewater, to serve existing and new end markets around the world.

Nutrien Annual Report 2022     27

Our Strategy

P	Phosphate Focus

Optimizing the base business

We remain focused on optimizing our existing phosphate business by lowering our controllable operating costs, increasing plant reliability and further diversifying our product mix.

Approach	Key 2022 Activities

1  Enhancing Margins and Asset Efficiency

• Optimize product portfolio. • Increase asset utilization rates, operating rates and reliability.	• Increase asset utilization: We have various in-flight projects to improve operating rates such as evaporator modifications and increased excavator capacity.

2  Advancing Strategic Growth Initiatives

•  Expand portfolio of industrial and specialty fertilizer products that have historically provided more stable and higher margins.

•  Explore potential emerging markets such as high-tech markets for high purity phosphoric acid used for lithium iron phosphate (“LFP”) battery technology.

•  Enhancing portfolio: We are expanding our capability to produce industrial and specialty fertilizer products, such as sulfuric acid, ammonium polyphosphate, anhydrous hydrogen fluoride (“AHF”) and hydrofluorosilicic acid (“HFSA”).

•  Emerging market potential: Multiple reliability projects within our purified acid plants are underway to address supply shortages and enhance capacity to meet the emerging needs of the market.

3  Fortifying Our Business for the Future

• Continue focusing on successful land reclamation and tailings pond management.

•  Reclamation projects: Our Aurora site has permanently protected approximately 3,330 acres of natural uplands and wetlands in the surrounding area to preserve native plant and animal habitat, and our White Springs site planted over 800,000 trees and reclaimed over 2,100 acres between 2020 and 2022.

 28     Nutrien Annual Report 2022

Our Strategy

Capital Allocation Framework

Creating long-term value through balanced and disciplined capital allocation

Nutrien takes a balanced and disciplined approach to capital allocation. Our framework prioritizes maintaining safe and reliable operations, a healthy balance sheet, investing in our business, and providing strong returns to shareholders through a stable and growing dividend and share repurchases.

Priorities		2022	2021

Safe and Reliable Operations	Sustaining Capital Expenditures [1]	$1.4B	$1.2B

Strong Balance Sheet	Adjusted Net Debt/ Adjusted EBITDA [2]	0.9x	1.4x

Return Capital to Shareholders	Cash Used for Dividends and Share Repurchases [1]	$5.6B	$2.1B

High-Return Growth Opportunities	Investing Capital Expenditures [1]	$792M	$510M
	Business Acquisitions [3]	$407M	$88M

1	These are supplementary financial measures. See the “Other Financial Measures” section.
2	This is a capital management financial measure that includes a non-IFRS component. See the “Non-IFRS Financial Measures” and “Other Financial Measures” sections.
3	Net of cash acquired.

Nutrien Annual Report 2022     29

Since 2018 allocated $26B in a balanced approach                               Focused on strategic initiatives that enhance ROIC

Approach	Key 2022 Actions

•  Our first priority is to sustain our assets to ensure we have safe and reliable operations.

•  Continuous improvement initiatives and investments that enhance the utilization rates, reliability and efficiency of our assets.

• We replaced identified end-of-life assets at our Potash and Nitrogen sites. • We invested in maintenance for our Retail distribution facilities.

•  Provide sufficient and flexible access to liquidity while optimizing the cost of our capital through the cycle.

•  Expect to maintain adjusted net debt/adjusted EBITDA leverage ratio below 3 times through the cycle.

• We maintained investment-grade credit ratings. • We utilized our liquidity to fund higher working capital requirements due to high market prices and input costs.

•  Return capital to shareholders through a combination of stable and growing dividends and share repurchases.

•  Intend on factoring in reduction in share count in the decision criteria for future per share dividend growth.

•  We returned a total of $5.6 billion to shareholders through dividends and by repurchasing approximately 53 million shares.

•  Average dividend yield of 2.3 percent throughout 2022. In February 2023, we announced a 10 percent increase to our quarterly dividend to $0.53 per share.

•  When evaluating investment opportunities, we first consider the strategic fit, then we evaluate the economics of the projects using various financial return metrics. All projects are also evaluated on ESG factors to ensure alignment with our sustainability goals.

•  We completed 21 acquisitions in Retail.

•  We invested in Potash and Nitrogen operational capability growth.

•  We invested in digital and ESG-related strategies to grow the business and reduce our environmental impact.

 30     Nutrien Annual Report 2022

Our Governance Our governance is aligned with Nutrien’s purpose and supports risk management for value preservation and long-term value creation through the pursuit of our strategic objectives.

Nutrien Annual Report 2022     31

Our Governance

Corporate Governance

Strong corporate governance supports long-term value creation

Nutrien’s Corporate Governance Structure includes policies and processes that define the roles of the Board and the Executive Leadership Team ("ELT"). Our Board oversees risk management and the execution of our corporate strategy. Below are a few highlights of our corporate governance practices. For more information, see our most recent Management Information Circular.

Board Diversity

Having a mix of directors on the Board from varied backgrounds and with a diverse range of experience and skills fosters enhanced decision-making capacity and promotes strong corporate governance. Our Board Diversity Policy includes a target that women comprise no fewer than 30 percent of the Board members. As of December 31, 2022, four of our directors are women (33 percent of the total number of directors).

Executive Compensation

Nutrien’s compensation framework is based on a pay-for-performance philosophy, with the majority of executive compensation being at risk. Since 2020, a component of executive compensation has been tied to demonstrated ESG performance, including the addition of progress on GHG emission projects and diversity-related metrics in 2021. Each year, we include an advisory "say on pay" vote at our annual meetings (in line with 2019 amendments in the Government of Canada’s Bill C-97).

Board Skills

Our Board competencies and skills matrices are essential tools to evaluate whether the Board has the right skills, perspectives, experience and expertise for proper oversight and effective decision-making. The Board regularly reviews the skills matrix.

Our Board orientation and education program helps new directors increase their understanding of their responsibilities and our operations, so that they can be fully engaged and contribute meaningfully to the Board and its committees. Our continuing education program provides regular and ongoing education to advance their knowledge of our business, industry, regulatory environment and other topical areas of interest.

AREAS OF BOARD MEMBERS’ SKILLS AND EXPERIENCE

 32     Nutrien Annual Report 2022

Our Board of Directors

Russell Girling	Ken Seitz	Christopher Burley	Maura Clark	Michael Hennigan	Miranda Hubbs
Chair	President and Chief	Director	Director	Director	Director
Executive Officer

Raj Kushwaha	Alice Laberge	Consuelo Madere	Keith Martell	Aaron Regent	Nelson Luiz Costa Silva
Director	Director	Director	Director	Director	Director

Our Executive Leadership Team

Ken Seitz	Noralee Bradley	Pedro Farah	Andy Kelemen	Candace Laing
President and Chief	Executive Vice	Executive Vice	Executive Vice	Senior Vice President,
Executive Officer	President, External	President and Chief	President and	Chief Human
	Affairs and Chief	Financial Officer	Chief Corporate	Resources Officer
	Sustainability and		Development and
	Legal Officer		Strategy Officer

Brent Poohkay	Chris Reynolds	Jeff Tarsi	Mark Thompson
Executive Vice	Executive Vice President	Executive Vice President	Executive Vice President,
President and Chief	and President, Potash	and President of	Chief Commercial Officer
Technology Officer		Global Retail

Nutrien Annual Report 2022     33

Our Governance

Risk Governance

Risk management is embedded throughout our organization

Risk management is an integral part of doing business and is governed by our Board, which has the highest level of oversight for risk governance. The Board is responsible for overseeing the execution and alignment of Nutrien’s corporate strategy and risk management processes.

Nutrien’s ELT has the responsibility of ensuring the Company’s principal risks are being appropriately identified, assessed and addressed. Management keeps the Board and each of the Board committees regularly apprised of risks and developments relevant to their mandates.

Responsibility and accountability for risk management are embedded in all levels of our organization, and we strive to integrate risk management into key decision-making processes and strategies. By considering risk throughout our business, we seek to effectively manage the risks that could have an impact on our ability to deliver on our strategy.

Role of the Board Committees

While the Board as a whole oversees our strategy and risk management processes, each Board committee has oversight over business topics and certain risk areas relevant to their committee mandate. More information can be found in Nutrien’s Board and Board committee charters on our website at www.Nutrien.com.

Board/
Board Committee	Oversight includes the following business topics or risk areas

Board of Directors	• Corporate strategy • Oversight of safety, health, environmental and security matters	• Risk management • Human resources and compensation • Governance and compliance

Audit Committee	• Accounting and financial reporting • Internal controls	• Compliance • Financial risk management

Corporate Governance & Nominating Committee	• Corporate governance • Board diversity	• Director orientation and continuing education • Board evaluation

Human Resources & Compensation Committee	• Executive compensation • Succession planning	• Equity, diversity and inclusion • Learning and development

Safety & Sustainability (“S&S”) Committee	• Sustainability targets and goals • Risks, strengths and opportunities related to safety and sustainability including climate-related impacts	• Safety and sustainability performance & strategy • Cybersecurity and data privacy • Status of remediation projects and environmental provisions

Governance for Climate and Sustainability

The Board’s Safety & Sustainability Committee has oversight over Nutrien’s climate-related risks and opportunities. The S&S Committee generally meets on a quarterly basis and covers many sustainability-related issues within its mandate including those related to climate. Specifically, the S&S Committee’s role includes overseeing: policies relating to sustainability and progress towards sustainability goals; approval of Nutrien’s annual ESG Report; reviewing progress against Nutrien’s Feeding the Future Plan and associated ESG targets and goals; and review of Nutrien’s climate-related risks and opportunities. This committee directly advises the Board on these and other sustainability matters, including safety.

 34     Nutrien Annual Report 2022

Our Governance

Risk Management Process

Nutrien integrates risk management into our strategy and business activities to facilitate informed risk taking and responsible management of resources

Our annual Enterprise Risk Management process is overseen by our Enterprise Risk Management Team and guided by our global risk management framework. The framework promotes consistent application of risk management principles and processes across our organization and is scalable to support all levels of the business.

All operating segments and corporate functions use this framework to identify, assess and develop mitigation strategies for key risks that could affect their strategy, operations or future performance. Assessment criteria embedded in the risk framework allow for comparability of different types of risks, including climate-related risks. Key criteria include the likelihood of impacting our business and the potential severity of impact.

Risks are evaluated individually and collectively at the management level to fully understand Nutrien’s risk landscape and identify interdependencies between risks. A consolidated view of our risks is presented to our ELT and senior leaders for review and discussion, along with outputs from external environment scans and emerging risk workshops. Nutrien’s significant enterprise-wide risks are then presented to the Board at least annually.

Corn
PRODUCT
PURPOSE
RATE/ACRE
SERVICE
TIMING
POTASH
Seed
28-0-0
Nutritional
Nutritional
Herbicide
100 lb
5 gal
32 fluid oz
Delivery
Nutrien applied
Grower
Nutrien applied
March 15
Pre Emerge
2x2
Post Emerge

Nutrien Annual Report 2022     35

Our Key Enterprise Risks

Nutrien characterizes a key risk as a risk or combination of risks that could threaten the achievement of our vision, our business model, future financial performance or ability to

deliver on our strategy.

 36     Nutrien Annual Report 2022

Key Enterprise Risks

Identifying and managing risks is critical to achieving our strategic objectives

Our key enterprise risks are discussed below. While these represent our significant risks, we also continue to be exposed to other important general business, operational and climate-related risks. For a more detailed discussion of these key risks and other risks that may affect us, refer to Nutrien’s 2022 Annual Information Form.

1 Shifting Market Fundamentals

Description

Changes in global macroeconomic conditions – including trade tariffs and/or other trade restrictions, volatility in global markets, supply chain constraints, increased price competition, or a significant change in agriculture production or consumption trends – could lead to a low crop price environment and reduced demand for our products or increased prices or decreased availability of raw materials used in making our products.

Risk Management Approach

Our global footprint, diversified business model and portfolio of agricultural products, services and solutions are designed to enable us to respond to changing economic conditions. We have a favorable cost-structure and the flexibility to make operational changes across our portfolio in order to minimize the impact of changing market dynamics. We also engage in market development, education, training and customer relations initiatives that support growth.

2 Agriculture Changes and Trends

Description

The following agriculture-related factors, among others, could impact our strategy, demand for our products and/or services and/or financial performance: farm and industry consolidation; shifting grower demographics; agriculture productivity and development; changes in consumer preferences; increasing focus on sustainability in agriculture (including soil health; availability of arable land; diminishing biodiversity; water management); and technological innovation and digital business models.

Risk Management Approach

Our integrated business platform, global footprint, diversified portfolio and strategies are designed to adapt to changes in the agriculture industry and help position us to drive long-term value creation. We are focused on delivering value-added sustainable agriculture solutions for our growers and continued investment in digital tools and technologies.

See page 22 of this report for more information on our strategic initiatives.

Nutrien Annual Report 2022     37

3 Climate Change

Description

Climate change may cause or result in, among other things, more frequent and severe weather events, diminishing biodiversity, impacts to growing seasons or crop yields, and changing weather factors such as temperature, precipitation, wind and water levels, and affect fresh water availability. Physical risks from climate change may also result in operational or supply chain disruption, depending on the nature of the event.

Impacts from transition risks could include, but not limited to, policy constraints on emissions, carbon pricing mechanisms, water restrictions, land use restrictions or incentives, changing consumer preferences, and market demand and supply shifts. We are also subject to reputational risks associated with climate change, including our stakeholders’ perception of our role in the transition to a lower-carbon economy. These and other factors resulting from climate change could adversely impact our business, financial condition, results of operations or liquidity.

Risk Management Approach

Nutrien is focused on environmental and climate action by advancing sustainable agriculture practices at the farm level and reducing our carbon footprint of our operations. Key focus areas include providing whole-acre solutions to growers, advancing our Carbon Program, exploring renewable energy and pursuing low-carbon fertilizers.

Our capital allocation framework and preventive maintenance programs help support the long-term reliability and efficiency of our assets. Additionally our geographically diversified network of facilities and operations helps to minimize the overall impact of physical risk from climate change on our company.

For more information refer to our most recent ESG Report on our website at www.Nutrien.com.

4 Changing Regulations

Description

Changing laws, regulations and government policies including those relating to environmental and climate change, including regulation of GHG emissions, as well as health and safety, taxes and royalties – could affect our ability to produce or sell certain products, reduce our efficiency and competitive advantage, increase our costs of raw materials, energy, transportation and compliance, or require us to make capital improvements to our operations – all of which could impact our strategy, operations, financial performance or reputation.

Risk Management Approach

Our Government & Industry Affairs Team has an active engagement strategy with governments and regulators. This allows us to keep current on regulatory developments affecting our business or industry, allowing us to anticipate new or changing laws and regulations and put us in the best position for success while leveraging our industry association allies.

We have initiatives and commitments supporting environment and climate action, as part of our Feeding the Future Plan, to assist in managing the impact of potential regulatory changes.

5 Cybersecurity Threats

Description

Cyberattacks, ransomware events, and breaches or exposure to potential computer viruses of our systems, third-party service providers’ systems or cloud-based platforms could lead to disruptions to our operations, loss of data, or the unintended disclosure of confidential information and/or personally identifiable information or property damage. Any of these could result in business disruptions, reputational damage, personal injury or third-party claims, impacting our operations, financial performance or reputation.

Risk Management Approach

We maintain a heightened focus on cybersecurity and data privacy across our business, which is supported by our cybersecurity strategy, policy and framework.

Nutrien promotes a strong culture of cybersecurity awareness and focuses on minimizing threats and vulnerabilities. Threat and risk assessments are completed for all new information technology systems, and our cybersecurity incident response processes are backstopped by external response measures. We also conduct regular simulated phishing and targeted cybersecurity training.

For more information refer to our most recent ESG Report on our website at www.Nutrien.com.

 38     Nutrien Annual Report 2022

Key Enterprise Risks

6 Political, Economic and Social Instability

Description

Political, economic and social instability may affect our business including, for instance, if any of the jurisdictions in which we operate or do business in introduce restrictions on monetary distributions, forced divestitures or changes to or nullification of existing agreements, mining permits or leases, or the imposition of tariffs, exchange controls, international trade restrictions, embargoes, barriers or other restrictions. Instability in political or regulatory regimes could also affect our ability to do business and could impact our sales and operating results, our reputation, or the value of our assets.

Risk Management Approach

Our Government & Industry Affairs Team has an active engagement strategy with governments, regulators and other stakeholders in the countries where we operate or plan to operate. We assess capital investments and project decisions against political, country and other related risk factors. Dedicated teams regularly monitor developments and global trends that may impact us.

7 Talent and Organization Culture

Description

An inability to attract, develop, engage or retain skilled employees, or establish the right organizational culture or promote and foster a respectful, diverse and inclusive workplace, could impact productivity, reliability, safety performance, costs, customer relationships and/or our reputation.

Risk Management Approach

Our Talent Attraction and Sourcing Team focuses on building a diverse, inclusive and talented workforce. We are committed to the career development of our employees and building a culture grounded in our organizational purpose and the values of safety and integrity. Our talent succession process focuses on identifying and managing critical roles and the proactive build-up of internal and external bench strength with an eye to diversity. Our incentive programs are competitive, performance-based and support our purpose-driven culture.

8 Stakeholder Support

Description

Our stakeholders may not support our business plans, structure, strategy, sustainability initiatives, or climate commitments and social responsibilities. Our inability to meet our sustainability and climate-related commitments and targets may also have an adverse effect on our stakeholder support, among others. Loss of stakeholder confidence could impair our ability to execute our business plans, negatively impact our ability to produce or sell our products, and may lead to reputational damage, increased costs, financial losses, shareholder action or negatively impact our access to or cost of capital.

Risk Management Approach

Our Issues Management Team monitors stakeholder issues and regularly engages with them to identify and address their concerns and communicate the long-term value opportunities associated with our business. We also have an active Community Relations Team and community investment programs. Our Feeding the Future Plan is structured to help support what matters most to our stakeholders.

See page 5 of this report for more information on our 2030 sustainability commitments.

Nutrien Annual Report 2022     39

9 Supply Chains

Description

Supply chain disruptions could result in difficulties supplying materials to our facilities and/or impair our ability to deliver products to our customers in a timely manner. If certain key raw materials, parts and/or supplies used in our operations are not available, our business could be disrupted. Ongoing geopolitical conflicts, including the war between Russia and Ukraine, and/or the COVID-19 pandemic could still create supply chain challenges and disruptions, and/or limit our ability to timely sell or distribute our products in the future, any of which could negatively impact our business, financial condition and operating results.

Risk Management Approach

Our integrated model provides us the flexibility to optimize operations, transportation and logistics, or increase supply chain efficiencies to adapt to potential disruption. We regularly review our suppliers to ensure we can maintain critical feedstocks and can leverage our diverse retail distribution network and expansive fertilizer terminal and transportation network to effectively manage product logistic challenges.

10 Capital Redeployment

Description

Our inability to deploy capital to efficiently achieve sustained growth, effectively execute on opportunities or meet investor preferences – whether due to market conditions, lack of options or otherwise, or deploying capital in a manner inconsistent with our strategic priorities – could impact our returns, operations, reputation or access to or cost of capital.

Risk Management Approach

We are focused on creating long-term value through a balanced and disciplined approach to capital allocation. We prioritize maintaining safe and reliable operations, a healthy balance sheet, investing in our business and providing strong returns to shareholders.

See page 29 of this report for more information on our capital allocation priorities and key actions during the year.

11 Safety, Health and Environment

Description

Our operations are subject to safety, health and environmental risks inherent in mining, manufacturing, transportation, storage and distribution of our products. These factors could result in injuries or fatalities, or impact air quality, biodiversity, water resources or related ecosystems near our operations, impacting our operations, financial performance or reputation.

Risk Management Approach

Our safety strategy and robust governance processes ensure we follow all regulatory, industry and internal standards of safety, health and environmental responsibility that involve independent audits and assessments. We have structured incident prevention and response systems in place and conduct regular security vulnerability assessments. We have crisis communication protocols and emergency response programs across our business and maintain environmental monitoring and control systems, including third-party reviews of key containment structures.

Refer to our website at www.Nutrien.com for more information on our safety strategy.

 40     Nutrien Annual Report 2022

Our Results and Outlook

We report our results in four reportable operating
segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen
and Phosphate.

•

Adjusted EBITDA is the primary profit measure used
to evaluate the segments’ performance as it excludes
the impact of non-cash impairments and impairment
reversals and other costs that are centrally managed by
our corporate function. Refer to Note 3 to the consolidated
financial statements for details.

•	Net sales (sales less freight, transportation and distribution expenses) is the primary revenue measure used in planning and forecasting in the Potash, Nitrogen and Phosphate operating segments.

Nutrien Annual Report 2022 41

Our Results and Outlook

2022 Nutrien Ag Solutions (“Retail”) Financial Performance

Our Retail business delivered record adjusted EBITDA of $2.3 billion driven by higher sales and gross margins across nearly all product categories and regions where we operate. This was supported by strong agriculture fundamentals, higher selling prices and growth in proprietary product margins. We improved our cash operating coverage ratio1 to 55 percent compared to the prior year as a result of strong margins. Our proprietary products portfolio contributed 24 percent of total Retail gross margin, and Retail digital platform sales2 increased to $2.8 billion, representing 18 percent of Retail digital platform sales to total sales2 in North America. Nutrien Financial generated growth in US finance offerings and program adoption and continued its expansion into Australia.

Acquisitions continue to be a significant part of our growth strategy. We completed 21 acquisitions in the US, Brazil and Australia in 2022 and were more selective given the stage of the agricultural cycle.

1	These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.
2	These are supplementary financial measures. See the “Other Financial Measures” section.

	Dollars			Gross Margin			Gross Margin (%)

(millions of US dollars, except as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021
Sales
Crop nutrients	10,060	7,290	38	1,766	1,597	11	18	22
Crop protection products	7,067	6,333	12	1,936	1,551	25	27	24
Seed	2,112	2,008	5	428	419	2	20	21
Merchandise	1,019	1,033	(1)	174	172	1	17	17
Nutrien Financial	267	189	41	267	189	41	100	100
Services and other [1]	966	980	(1)	749	771	(3)	78	79
Nutrien Financial elimination [1,2]	(141)	(99)	42	(141)	(99)	42	100	100
	21,350	17,734	20	5,179	4,600	13	24	26
Cost of goods sold	16,171	13,134	23
Gross margin	5,179	4,600	13
Expenses [3]	3,621	3,378	7
Earnings before finance costs and taxes (“EBIT”)	1,558	1,222	27
Depreciation and amortization	752	706	7
EBITDA	2,310	1,928	20
Adjustments [4]	(17)	11	n/m
Adjusted EBITDA	2,293	1,939	18

1  Certain immaterial figures have been reclassified for the twelve months ended December 31, 2022.

2  Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

3  Includes selling expenses of $3,392 million (2021 – $3,124 million).

4  See Note 3 to the consolidated financial statements.

 42     Nutrien Annual Report 2022

The most significant contributors to the changes in our Retail financial performance were as follows:

2022 vs 2021

Crop nutrients	Sales increased in 2022 due to higher selling prices. Gross margin increased in 2022, due to strategic procurement and the timing of inventory purchasing earlier in 2022. Sales volumes decreased in 2022 due to reduced application resulting from a delayed North American planting season and stronger fourth quarter engagement in 2021 due to a rising price environment.

Crop protection products	Sales and gross margin increased in 2022, particularly in North America, due to higher selling prices along with increased sales and gross margin in proprietary products. Gross margin percentage increased in 2022, supported by the reliability of our supply chain and strategic procurement in a rising price environment.

Seed	Sales and gross margin increased in 2022 due to higher pricing along with higher sales of corn in North America, soybean in South America and canola in Australia. Gross margin increased due to higher selling prices.

Merchandise	Gross margin increased in 2022 due to strong margin performance in Australia animal management, farm services and general merchandise partially offset by unfavorable foreign exchange rate impact on Australian dollars.

Nutrien Financial	Sales increased in 2022 due to higher utilization and adoption of our programs and a higher interest-bearing trade receivable balance, driven by strong commodity pricing.

Services and other	Sales and gross margin decreased in 2022 mainly due to lower livestock volumes in Australia, along with an unfavorable foreign exchange rate impact on Australian dollars.

Selling expenses	Expenses increased in 2022 due to higher sales activity, competitive pressure on wages and inflationary impacts.

Adjusted EBITDA	Adjusted EBITDA increased in 2022 due to higher sales and gross margins across nearly all product categories and regions where we operate. This was supported by strong agriculture fundamentals, higher selling prices and growth in proprietary products margins. Selling expenses as a percentage of sales improved compared to 2021.

Selected Retail Measures

	2022	2021

Proprietary products gross margin (millions of US dollars)
Crop nutrients	370	328
Crop protection products	675	527
Seed	166	183
Merchandise	12	12
All products	1,223	1,050

Proprietary products margin as a percentage of product line margin (%)
Crop nutrients	21	21
Crop protection products	35	34
Seed	39	44
Merchandise	7	7
All products	24	23

Nutrien Annual Report 2022     43

	2022	2021

Crop nutrients sales volumes (tonnes – thousands)
North America	8,106	9,848
International	3,407	3,535
Total	11,513	13,383

Crop nutrients selling price per tonne
North America	916	556
International	774	512
Total	874	545

Crop nutrients gross margin per tonne
North America	182	133
International	86	82
Total	153	119

Financial performance measures	2023 Target	2022 Actuals	2021 Actuals

Retail adjusted EBITDA margin (%) [1]	11	11	11
Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2]	1,100	1,923	1,481
Retail adjusted average working capital to sales (%) [3]	17	17	13
Retail adjusted average working capital to sales excluding Nutrien Financial (%) [3]	n/a	2	–
Nutrien Financial adjusted net interest margin (%) [3]	n/a	6.8	6.6
Retail cash operating coverage ratio (%) [3]	60	55	58
Retail normalized comparable store sales (%) [3]	n/a	(4)	7
Retail digital platform sales to total sales (%) [1],4	50	18	17

1	These are supplementary financial measures. See the “Other Financial Measures” section.
2	Excluding acquisitions.
3	These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.
4	Grower and employee Retail sales in North America entered directly into the digital platform as a percentage of total Retail sales in North America.

Nutrien Financial

We offer flexible financing solutions to our customers in support of Nutrien’s agricultural product and service sales. Qualifying Retail customers in the US and Australia are offered extended payment terms, typically up to one year, to facilitate the alignment of grower crop cycles with cash flows. Nutrien Financial revenues are primarily earned through interest and service fees that are charged to our Retail branches.

We hold a significant portion of receivables from customers that have historically experienced a low-default rate. We manage our credit portfolio based on a combination of review of customer credit metrics, past experience with the customer and exposure to any single customer. Nutrien Financial, which is our wholly-owned finance captive, monitors and services the portfolio of our high-quality receivables from customers that have the lowest risk of default among Retail’s receivables from customers. We monitor the results of this portfolio of receivables separately because we calculate the cost of capital attributable to the high-quality receivables from customers differently from our other receivables. Specifically, we assume a debt to equity ratio of 7:1 in funding Nutrien Financial receivables, based on the underlying credit quality of the assets.

Nutrien Financial relies on corporate capital for funding. We estimate the deemed interest expense using an average borrowing rate of 1.4 percent applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial. The balance of our Retail receivables (outside of Nutrien Financial) are subject to marginally higher credit risk.

							As at December 31,

(millions of US dollars)	Current	<31 Days Past Due	31–90 Days Past Due	>90 Days Past Due	Gross Receivables	Allowance [1]	2022 Net Receivables	2021 Net Receivables
North America	1,658	225	75	78	2,036	(29)	2,007	1,488
International	574	53	14	28	669	(7)	662	662
Nutrien Financial receivables [2]	2,232	278	89	106	2,705	(36)	2,669	2,150

1	Bad debt expense on the above receivables for the twelve months ended December 31, 2022 was $10 million (2021 – $10 million) in the Retail segment.
2	Gross receivables include $2,260 million (2021 – $1,792 million) of very low risk of default and $445 million (2021 – $386 million) of low risk of default.

 44     Nutrien Annual Report 2022

Our Results and Outlook

2022 Potash Financial Performance

Our Potash business delivered record adjusted EBITDA of $5.8 billion as higher realized prices and strong offshore volumes more than offset lower North American sales volumes, higher cash cost of goods sold per tonne and higher provincial mining taxes. Potash supply constraints from Russia and Belarus during 2022 resulted in higher prices in both spot and contract markets. Potash demand in North America and Brazil declined in the second half of 2022 as buyers worked through inventory that was built early in the year. These regions represent the two largest markets for Nutrien’s potash, therefore the decline in demand and prices in the second half of 2022 had a more significant near-term impact on our business.

We adjusted our production plans in the second half of 2022 in response to lower market demand and pulled forward some maintenance activities.

	Dollars			Tonnes (thousands)			Average per Tonne

(millions of US dollars, except as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product
Net sales
North America	2,485	1,638	52	3,729	5,159	(28)	667	317	110

Offshore	5,414	2,398	126	8,808	8,466	4	615	283	117
	7,899	4,036	96	12,537	13,625	(8)	630	296	113
Cost of goods sold	1,400	1,285	9				112	94	19

Gross margin – total	6,499	2,751	136				518	202	156

Expenses [1]	1,173	512	129	Depreciation and amortization			35	36	(1)

EBIT	5,326	2,239	138	Gross margin excluding depreciation

Depreciation and amortization	443	488	(9)	and amortization – manufactured [3]			553	238	133

EBITDA	5,769	2,727	112	Potash controllable cash cost

Adjustments [2]	–	9	(100)	of product manufactured [3]			58	52	12

Adjusted EBITDA	5,769	2,736	111

1	Includes provincial mining taxes of $1,149 million (2021 – $466 million).
2	See Note 3 to the consolidated financial statements.
3	These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

The most significant contributors to the changes in our Potash financial performance were as follows:

2022 vs 2021

Sales volumes	North America sales volumes decreased in 2022 due to a compressed spring application season that resulted in high inventory carryover along with cautious purchasing in key markets caused by a declining price environment during the second half of the year. Offshore sales volumes were the highest of any full year on record due to reduced supply from Eastern Europe.

Net realized selling price	Average net realized selling prices increased in 2022 due to the impact of reduced supply, in particular related to uncertainty on future supply from Eastern Europe due to the imposition of sanctions on Belarus and financial restrictions on Russia.

Cost of goods sold per tonne	Costs increased in 2022 primarily due to higher royalties resulting from increased net realized selling prices. Potash controllable cash cost of product manufactured per tonne increased mainly due to lower production volumes and higher maintenance activities in the second half of 2022.

Expenses	Expenses increased in 2022 primarily due to higher provincial mining taxes from higher average potash selling prices, which are the basis for certain taxes. We are subject to Saskatchewan provincial resource taxes, including the potash production tax and the resource surcharge.

Adjusted EBITDA	Adjusted EBITDA increased in 2022 due to higher net realized selling prices and strong offshore sales volumes, which more than offset lower North American sales volumes, higher cost of goods sold and higher provincial mining taxes.

Nutrien Annual Report 2022     45

Canpotex Sales by Market

(percentage of sales volumes, except as otherwise noted)	2022	2021	Change
Latin America	34	38	(4)
Other Asian markets [1]	34	35	(1)
China	14	11	3
Other markets	10	10	–
India	8	6	2

1	All Asian markets except China and India.

Potash Production

			Operational Capability [2]		Production

(million tonnes KCI)	Nameplate Capacity	[1]	2023	2022	2022	2021
Rocanville Potash	6.5		5.2	5.2	4.89	5.00
Allan Potash	4.0		3.0	2.9	2.50	2.78
Vanscoy Potash	3.0		1.4	1.3	1.01	1.05
Lanigan Potash	3.8		3.1	2.8	2.46	2.91
Cory Potash	3.0		2.2	2.1	1.89	1.77
Patience Lake Potash	0.3		0.3	0.3	0.26	0.28

Total	20.6		15.2	14.6	13.01	13.79

Shutdown weeks [3]					18	14

1

Represents estimates of capacity as at December 31, 2022. Estimates based on capacity as per design specifications or Canpotex entitlements once determined. In the case of Patience Lake, estimate reflects current operational capability. Estimates for all other facilities do not necessarily represent operational capability.

2

Estimated annual achievable production level at current staffing and operational readiness (2023 was estimated at the beginning of the year, and may vary during the year, and year-to-year, including between our facilities). Estimate does not include inventory-related shutdowns and unplanned downtime. In 2022, we increased capability by 0.3 million tonnes as part of our announced operational capability ramp-up plan.

3	Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.

 46     Nutrien Annual Report 2022

Our Results and Outlook

2022 Nitrogen Financial Performance

Nutrien delivered record Nitrogen adjusted EBITDA of $3.9 billion primarily due to higher net realized prices and higher earnings from equity-accounted investees, which more than offset higher natural gas costs and lower sales volumes.

Nitrogen benchmark prices strengthened in 2022 due to higher energy prices in key nitrogen producing regions and global supply constraints. Record high European natural gas prices led to reduced nitrogen operating rates in Europe, particularly in the second half of the year. Russian ammonia exports were approximately one quarter of pre-conflict levels and Chinese urea exports were down approximately 50 percent year-over-year driven by export restrictions. Gas curtailments in Trinidad, unplanned plant outages and a compressed North America spring application season resulted in lower volumes sold. Cost of production increased due to higher natural gas, raw material and other input costs.

	Dollars			Tonnes (thousands)			Average per Tonne

(millions of US dollars, except as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change
Manufactured product
Net sales
Ammonia	2,641	1,393	90	2,715	2,919	(7)	973	477	104
Urea	1,920	1,463	31	2,757	3,059	(10)	696	478	46
Solutions, nitrates and sulfates	1,829	1,128	62	4,551	4,747	(4)	402	238	69
	6,390	3,984	60	10,023	10,725	(7)	638	371	72
Cost of goods sold	3,197	2,353	36				319	219	46
Gross margin – manufactured	3,193	1,631	96				319	152	110
Gross margin – other [1]	88	95	(7)	Depreciation and amortization			56	52	7
Gross margin – total	3,281	1,726	90	Gross margin excluding depreciation and amortization – manufactured [4]			375	204	84
(Income) expenses [2]	(92)	(3)	n/m
EBIT	3,373	1,729	95	Ammonia controllable cash cost of product manufactured [4]			59	50	18
Depreciation and amortization	558	557	–
EBITDA	3,931	2,286	72
Adjustments [3]	–	22	(100)
Adjusted EBITDA	3,931	2,308	70

1

Includes other nitrogen (including ESN® and Rainbow) and purchased products and comprises net sales of $1,143 million (2021 – $705 million) less cost of goods sold of $1,055 million (2021 – $610 million).

2	Includes earnings from equity-accounted investees of $233 million (2021 – $76 million).
3	See Note 3 to the consolidated financial statements.
4	These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.

The most significant contributors to the changes in our Nitrogen financial performance were as follows:

2022 vs 2021
Sales volumes	Sales volumes for ammonia and urea decreased in 2022 mainly due to Trinidad natural gas curtailments, unplanned plant outages and a compressed North American spring application season.
Net realized selling price	Average net realized selling prices increased in 2022 due to higher benchmark prices resulting from tight global supply and higher energy prices in key nitrogen producing regions.
Cost of goods sold per tonne	Costs increased in 2022 primarily due to higher natural gas costs. Raw materials and other input costs were also higher in 2022 compared to 2021. Ammonia controllable cash cost of product manufactured per tonne increased due to lower production and higher input costs (mainly electricity).
(Income) expenses	Other income increased in 2022 mainly due to higher earnings from our equity-accounted investment in Profertil. Profertil’s earnings were higher mainly due to higher urea net selling prices from higher benchmark prices.
Adjusted EBITDA	Adjusted EBITDA increased in 2022 primarily due to higher net realized selling prices and higher earnings from equity-accounted investees, which more than offset higher cash cost of goods sold per tonne and lower sales volumes.

Nutrien Annual Report 2022     47

Natural Gas Prices in Cost of Production

(US dollars per MMBtu, except as otherwise noted)	2022	2021	% Change

Overall gas cost excluding realized derivative impact	7.82	4.60	70
Realized derivative impact	(0.05)	0.01	n/m

Overall gas cost	7.77	4.61	69

Average NYMEX	6.64	3.84	73
Average AECO	4.28	2.84	51

2022 vs 2021

Overall gas cost

Gas prices in our cost of production increased in 2022 as a result of higher North American gas index prices and increased gas costs in Trinidad, where our gas prices are linked to ammonia benchmark prices.

Selected Nitrogen Measures

	2022	2021
Sales volumes (tonnes – thousands)
Fertilizer	5,371	6,028
Industrial and feed	4,652	4,697
Net sales (millions of US dollars)
Fertilizer	3,512	2,364
Industrial and feed	2,878	1,620
Net selling price per tonne
Fertilizer	654	392
Industrial and feed	619	345

 48     Nutrien Annual Report 2022

Nitrogen Production

	Ammonia [1]				Urea [2]

			Production				Production

(million tonnes product, except as otherwise noted)	Annual Capacity	[3]	2022	2021	Annual Capacity	[3]	2022	2021
Trinidad Nitrogen [4]	2.2		1.46	1.66	0.7		0.42	0.72
Redwater Nitrogen	0.9		0.78	0.72	0.7		0.55	0.53
Augusta Nitrogen	0.8		0.59	0.73	0.7		0.40	0.55
Lima Nitrogen	0.7		0.71	0.76	0.5		0.50	0.50
Geismar Nitrogen	0.5		0.58	0.50	0.4		0.37	0.33
Carseland Nitrogen	0.5		0.39	0.52	0.7		0.50	0.72
Fort Saskatchewan Nitrogen	0.5		0.47	0.46	0.4		0.44	0.41
Borger Nitrogen	0.5		0.41	0.25	0.6		0.49	0.31
Joffre Nitrogen	0.5		0.37	0.40	–		–	–

Total	7.1		5.76	6.00	4.7		3.67	4.07

Adjusted total [5]			3.93	3.94

Ammonia operating rate [5] (%)			90	90

1	All figures are shown on a gross production basis.
2	Reflects capacity and production of urea liquor prior to final product upgrade. Urea liquor is used in the production of solid urea, UAN and DEF.
3	Annual capacity estimates include allowances for normal operating plant conditions.
4	In 2022, Trinidad production was restricted due to natural gas curtailments, which is expected to extend into 2023.
5	Excludes Trinidad and Joffre.

Nutrien Annual Report 2022     49

Our Results and Outlook

2022 Phosphate Financial Performance

We generated record Phosphate adjusted EBITDA of $594 million as higher net realized selling prices more than offset higher raw material costs and lower sales volume. Global phosphate prices increased in the first half of 2022 due to global supply constraints, including export restrictions by China and uncertainty about Russian phosphate exports. The strength in first half shipments of 2022 led to an inventory build-up in key markets, which contributed to weakness in demand and prices in the second half of 2022. Higher raw material costs were driven by significantly higher sulfur and ammonia input costs, with a condensed North American spring application season and lower production volumes contributing to lower sales volumes.

	Dollars			Tonnes (thousands)			Average per Tonne

(millions of US dollars, except as otherwise noted)	2022	2021	% Change	2022	2021	% Change	2022	2021	% Change

Manufactured product
Net sales
Fertilizer	1,367	1,108	23	1,696	1,840	(8)	806	602	34
Industrial and feed	706	520	36	682	779	(12)	1,035	667	55
	2,073	1,628	27	2,378	2,619	(9)	872	622	40
Cost of goods sold	1,562	1,227	27				657	469	40

Gross margin – manufactured	511	401	27				215	153	41
Gross margin – other [1]	(18)	20	n/m	Depreciation and amortization			79	58	37

Gross margin – total	493	421	17	Gross margin excluding depreciation
(Income) expenses	(693)	36	n/m	and amortization – manufactured [2]			294	211	40

EBIT	1,186	385	208
Depreciation and amortization	188	151	25

EBITDA	1,374	536	156
Adjustments [3]	(780)	4	n/m

Adjusted EBITDA	594	540	10

1	Includes other phosphate and purchased products and comprises net sales of $304 million (2021 – $201 million) less cost of goods sold of $322 million (2021 – $181 million).
2	This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section.
3	See Note 3 to the consolidated financial statements. Includes impairment reversal of assets of $780 million (2021 – nil).

The most significant contributors to the changes in our Phosphate financial performance were as follows:

2022 vs 2021

Sales volumes	Sales volumes decreased in 2022 due to a condensed North American spring application season and lower production volumes.

Net realized selling price	Average net realized selling prices increased in 2022 consistent with higher global benchmark prices.

Cost of goods sold per tonne

Costs increased in 2022 primarily due to higher sulfur and ammonia input costs, along with lower production volumes. Depreciation and amortization was also higher due to an increase in depreciable asset values resulting from asset impairment reversals (see details below).

(Income) expenses

In 2022, we recorded $780 million of impairment reversals relating to our property, plant and equipment at Aurora and White Springs of $450 million and $330 million, respectively, primarily due to higher forecasted global phosphate prices and a more favorable outlook for phosphate margins. The impairment reversals are included within (income) expenses and EBITDA in the table above and then deducted from adjusted EBITDA.

Adjusted EBITDA	Adjusted EBITDA increased in 2022 mainly due to higher net realized selling prices, which more than offset higher input costs and lower sales volumes.

 50     Nutrien Annual Report 2022

Phosphate Production

	Phosphate Rock			Phosphoric Acid (P2O5)			Liquid Products			Solid Fertilizer Products

	Annual Capacity	Production		Annual Capacity	Production		Annual Capacity	Production		Annual Capacity	Production
(million tonnes, except as otherwise noted)		2022	2021		2022	2021		2022	2021		2022	2021
Aurora Phosphate	5.4	3.43	3.77	1.2	0.93	1.05	2.7[1]	1.87	2.12	0.8	0.68	0.80
White Springs Phosphate	2.0	1.42	1.62	0.5	0.42	0.47	0.7[2]	0.39	0.44	0.8	0.30	0.40
Total	7.40	4.85	5.39	1.70	1.35	1.52	3.40	2.26	2.56	1.60	0.98	1.20
P2O5 operating rate (%)					79	89

1

A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer. Capacity comprised of 2.0 million tonnes merchant grade acid and 0.7 million tonnes superphosphoric acid.

2

Represents annual superphosphoric acid capacity. A substantial portion is consumed internally in the production of downstream products. The balance is exported to phosphate fertilizer producers or sold domestically to dealers who custom-mix liquid fertilizer.

In addition to the production above, annual capacity (in millions of tonnes) for phosphate feed and purified acid was 0.7 and 0.3, respectively. Production in 2022 was 0.33 and 0.18, respectively, and 2021 production was 0.31 and 0.24, respectively.

Nutrien Annual Report 2022     51

Our Results and Outlook

2022 Corporate and Others Financial Performance

“Corporate and Others” is a non-operating segment comprising corporate and administrative functions that provide support and governance to our operating segments.

(millions of US dollars, except as otherwise noted)	2022	2021	% Change
Selling expenses	(1)	(21)	(95)
General and administrative expenses	326	275	19
Share-based compensation expense	63	198	(68)

Other expenses	227	253	(10)
EBIT	(615)	(705)	(13)

Depreciation and amortization	71	49	45
EBITDA	(544)	(656)	(17)
Adjustments [1]	146	348	(58)
Adjusted EBITDA	(398)	(308)	29

1	See Note 3 to the consolidated financial statements.

The most significant contributors to the changes in our Corporate and Others financial performance were as follows:

2022 vs 2021

General and administrative expenses	Increase in expenses was mainly due to increased depreciation and amortization expense, higher donations and higher information technology-related expenses.

Share-based compensation expense	Decrease in expense was due to a decrease in the fair value of share-based awards outstanding relative to 2021.

Other expenses

Decrease in other expenses was mainly due to lower COVID-19 related expenses, the absence of cloud computing related expenses from our change in accounting policy in 2021, and lower expenses related to asset retirement obligations and accrued environmental costs for our non-operating sites from the changes in our cost and discount rate estimates. These factors were partially offset by higher information technology project feasibility costs and an employee special recognition award expense in 2022.

Eliminations

Eliminations are not part of the Corporate and Others segment. Eliminations of sales between operating segments in 2022 were $(2,333) million (2021 – $(1,612) million) with gross margin elimination of $(28) million (2021 – $(89) million). We had significant eliminations in 2021 due to higher-margin inventories held by our Retail segment as global commodity benchmark prices increased. The magnitude of the rise in prices was lower in 2022.

 52     Nutrien Annual Report 2022

Finance Costs, Income Taxes and Other Comprehensive (Loss) Income

(millions of US dollars, except as otherwise noted)	2022	2021	% Change

Finance costs	563	613	(8)
Income tax expense	2,559	989	159

Other comprehensive (loss) income	(177)	78	n/m

The most significant contributors to the changes in our finance costs, income taxes and other comprehensive (loss) income were as follows:

2022 vs 2021

Finance costs	Finance costs decreased mainly due to the absence of a loss of $142 million on early extinguishment of a portion of our long-term debt in 2021. Short-term interest was higher in 2022 from increased interest rates and a higher average short-term debt balance compared to 2021, which more than offset a decrease in long-term interest due to a lower average outstanding balance in 2022.

Weighted Average Debt Balances and Rates

	(millions of US dollars, except as otherwise noted)	2022	2021

	Short-term balance [1]	3,975	648

	Short-term rate (%) [1]	3.0	1.0

	Long-term balance (excluding lease obligations)	7,839	9,689

	Long-term rate (excluding lease obligations) (%)	4.6	4.5

	Lease obligations balance	1,209	1,163

	Lease obligations rate (%)	2.9	2.8

	1 North American weighted average short-term debt balances were $3,529 million (2021 – $451 million) and rates were 2.6 percent (2021 – 0.2 percent).

Income tax expense	Income tax expense increased mainly due to higher earnings in 2022.

	Effective Tax Rates and Discrete Items

	(millions of US dollars, except as otherwise noted)	2022	2021

	Actual effective tax rate on earnings (%)	25	24

	Actual effective tax rate including discrete items (%)	25	24

	Discrete tax adjustments that impacted the rate	30	(15)

Other comprehensive (loss) income

Other comprehensive loss in 2022 compared to income in 2021 was primarily driven by changes in the currency translation of our foreign operations and share price movement related to our investment in Sinofert Holdings Ltd (“Sinofert”). In 2022 we had fair value losses on our investment in Sinofert due to share price decreases, compared to fair value gains due to share price increases in 2021. In addition, we had higher losses on foreign currency translation of our Retail foreign operations, mainly in Canada, compared to 2021, as this currency depreciated relative to the US dollar, partially offset by higher gains in Brazil, as this currency appreciated relative to the US dollar.

Nutrien Annual Report 2022     53

Our Results and Outlook

Performance Against 2023 Targets

Executing on our financial and operating targets

We made good progress towards many of our financial metrics and plan on disclosing new long-term targets in the second half of 2023. As we enhance our Retail digital platform with new rollouts in the first half of 2023, we will evolve our digital targets to align with areas of focused grower engagement. Our Nitrogen sales volumes are expected to fall below our 2023 target of 11.5 to 12.0 million tonnes, due to the timing for completion of our brownfield projects and anticipation of Trinidad gas curtailments in 2023. We have updated our Nitrogen sales volume target to 10.8 to 11.4 million tonnes to align with our 2023 guidance range.

	2023 Targets	2022	2021
Nutrien Ag Solutions (“Retail”)
Total Retail adjusted EBITDA margin [1]	>10.5%	10.7%	10.9%
US Retail adjusted EBITDA margin [1,2]	–	12.2%	11.6%
Retail adjusted average working capital to sales [3]	17%	17%	13%
Retail cash operating coverage ratio [3]	60%	55%	58%
Retail adjusted EBITDA per US selling location (thousand dollars) [1,4]	>$1,100	$1,923	$1,481
Retail proprietary products as a % of total Retail margin	29%	24%	23%
Retail digital platform sales to total Retail sales [1,5]	>50%	18%	17%
Retail digital platform sales (million dollars) [1,2,5]	–	$2,837	$2,148
Potash and Nitrogen
Potash sales volumes (million tonnes)	14.0-16.0	12.5	13.6
Potash controllable cash cost of product manufactured per tonne [2,3]	–	$58	$52
Nitrogen sales volumes (million tonnes) [6]	10.8-11.4	10.0	10.7
Ammonia operating rate [7]	96%	90%	90%
Ammonia controllable cash cost of product manufactured per tonne [3]	~$42	$59	$50
IFRS Comparable Information Potash cost of goods sold (“COGS”) (million dollars) [2]	–	$1,400	$1,285
Nitrogen manufactured cost of goods sold (“COGS”) (million dollars) [2]	–	$3,197	$2,353

1	This is a supplementary financial measure. See the “Other Financial Measures” section.
2	No target was provided.
3	This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section.
4	Calculation is based on number of selling locations only, excluding acquisitions.
5

Digital Platform generated revenue includes grower and employee orders that are entered directly into the digital platform. North American digital Retail sales as a proportion of total North American Retail sales.

6	2023 target includes ESN® products that prior to 2023 were included in the other category.
7	Capacity utilization represents production volumes divided by production capacity (excluding Joffrey and Trinidad facilities).

 54     Nutrien Annual Report 2022

Our Results and Outlook

2023 Market Outlook

Expect structural supply issues to persist and demand for crop inputs to increase in 2023

Agricultural fundamentals remain historically strong and are supported by the lowest global grain stocks-to-use ratio in over 25 years. We expect that Ukrainian crop production and exports will continue to be constrained by the impact of the war with Russia and it will take more than one growing season from the end of the war to alleviate the supply risk from the market. Spot prices for corn, soybeans and wheat are up 25 to 50 percent compared to the 10-year average, which we expect will support grower returns and provide an incentive to increase production in 2023.

We anticipate that US major crop acreage will increase by approximately 4 percent in 2023, assuming a more normal planting window compared to the spring of 2022. We expect corn plantings to increase from approximately 89 million acres in 2022 to between 91 to 93 million acres in 2023.

Brazilian grower economics for soybeans and corn are strong, which we expect will support another year of above-trend acreage growth in that market. Australian growers have benefited from multiple years of above-average yields and historically high crop prices, positioning them very well financially entering 2023, and we would expect another year of strong production assuming favorable weather conditions.

Nutrien Ag Solutions 2023 adjusted EBITDA guidance assumes strong demand for crop inputs in each of the markets we serve. We expect gross margins for crop nutrients and crop protection will be lower in 2023 compared to record levels achieved in 2022.

We believe potash inventories have been drawn down in Brazil and the US following a historic decline in the pace of potash shipments in the second half of 2022. We have seen improved potash demand in early 2023, however buyers continue to take a cautious approach to managing inventories that could lead to a more condensed shipment period as we approach the primary application seasons. Our estimate for global potash shipments in 2023 is 63 to 67 million tonnes, which is still constrained compared to the historical trend demand estimated at around 70 million tonnes.

Belarus potash shipments in 2023 are projected to be down 40 to 60 percent and Russian shipments down 15 to 30 percent compared to 2021. We anticipate the reduction in supply will be most apparent in the first quarter of 2023 compared to the same period in 2022, as both Belarusian and Russian exports were heavily weighted to early 2022 before sanctions and export restrictions were imposed.

Nutrien Annual Report 2022     55

Nutrien’s potash sales tonnes guidance of 13.8 to 14.6 million tonnes assumes increased demand in our key markets of North America and Brazil and continue global supply constraints in

2023. We have maintained capability to increase sales volumes to our previous expectation of approximately 15 million tonnes if we see stronger demand in the market.

Global nitrogen prices have declined during the first two months of 2023 due to lower European natural gas prices and buyer deferrals. We expect European natural gas prices to be volatile throughout the year with around 30 percent of the regions’ nitrogen capacity offline at the beginning of 2023. North American gas prices remain highly competitive compared to Europe and Asia and we expect Henry Hub prices to average between $2.50 and $4.50 per MMBtu in 2023.

Nitrogen supply constraints, including lower Russian ammonia exports, reduced European operating rates and Chinese urea export restrictions are expected to persist in 2023, all of which we expect to have an impact on pricing volatility in periods of high seasonal demand. We expect a tight US supply and demand balance ahead of the spring season due to higher corn acreage and increased nitrogen exports over the past six months.

Global economic growth is a potential risk to industrial demand in 2023. Macroeconomic pressures impacted Asian markets throughout 2022 and there is the potential that the reopening of the Chinese economy has a positive impact on economic growth in the region later in 2023, depending on the impacts of COVID-19 and related policy decisions.

Nutrien’s nitrogen sales tonnes guidance of 10.8 to 11.4 million tonnes in 2023 assumes higher operating rates at our North American plants and a continuation of gas curtailments in Trinidad in 2023. Nitrogen sales tonnes guidance includes 300,000 to 350,000 tonnes of projected ESN® product sales that prior to 2023 were included in the other product category.

We expect Chinese phosphate export restrictions to be in place until at least April 2023, anticipate improved demand in North America and Brazil, and the continuation of strong demand in India. Phosphate product margins are expected to be supported by lower raw material sulfur prices due to reduced operating rates and demand in China.

 56     Nutrien Annual Report 2022

2023 Guidance

	2023 Guidance Ranges [1]

(billions of US dollars, except as otherwise noted)	Low	High

Adjusted net earnings per share in US dollars (“Adjusted EPS”) [2,3]	8.45	10.65
Adjusted EBITDA [2]	8.4	10.0
Retail adjusted EBITDA	1.85	2.05
Potash adjusted EBITDA	3.7	4.5
Nitrogen adjusted EBITDA	2.5	3.2
Phosphate adjusted EBITDA (in millions of US dollars)	550	750
Potash sales tonnes (millions) [4]	13.8	14.6
Nitrogen sales tonnes (millions) [4]	10.8	11.4
Depreciation and amortization	2.1	2.2
Effective tax rate on adjusted earnings (%)	23.5	24.5

1	See the “Forward-Looking Statements” section.
2	These are non-IFRS financial measures. See the “Non-IFRS Financial Measures” section.
3	Assumes 503 million shares outstanding for all EPS guidance and sensitivities.
4	Manufactured product only. Nitrogen sales tonnes guidance includes ESN® products that prior to 2023 were included in the other category.

Assumptions

2023 Average Canadian to US dollar exchange rate	1.33
2023 NYMEX natural gas (US dollars per MMBtu)	~3.50

2023 Sensitivities

Price and Volume Sensitivities		Effect on

(millions of US dollars, except EPS amounts)		Adjusted EPS		Adjusted EBITDA

Price	Potash changes by $25/tonne	±	0.45	±	300
	Ammonia changes by $25/tonne	±	0.07	±	50
	Urea changes by $25/tonne	±	0.12	±	80
	Solutions, nitrates and sulfates changes by $25/tonne	±	0.20	±	130

Volume	Potash changes by 100,000 tonnes	±	0.04	±	30
	Nitrogen changes by 50,000 N tonnes	±	0.03	±	20

Retail	Crop nutrients changes by 1% [1]	±	0.15	±	100
	Crop protection changes by 1% [1]	±	0.12	±	80
	Seed changes by 1% [1]	±	0.03	±	20

1	Gross margin as a percentage of sales.

Input Cost Sensitivities	Effect on

(millions of US dollars, except EPS amounts)	Adjusted EPS		Adjusted EBITDA
NYMEX natural gas price changes by $1/MMBtu (impact on Nitrogen)	±	0.27	±	180
Canadian to US dollar changes by $0.02	±	0.01	±	5

Nutrien Annual Report 2022     57

Our Results and Outlook

Financial Highlights

(millions of US dollars, except as otherwise noted)	2022	2021	2020

Sales	37,884	27,712	20,908

Net earnings	7,687	3,179	459

Basic net earnings per share (US dollars)	14.22	5.53	0.81

Diluted net earnings per share (US dollars)	14.18	5.52	0.81

Total assets	54,586	49,954	47,192

Total non-current financial liabilities	8,939	8,455	10,947

Dividends declared per share (US dollars)	1.92	1.84	1.80

	2022 vs 2021	2021 vs 2020

Sales

Sales increased primarily due to higher net realized selling prices from global supply uncertainties across our nutrient segments, partially offset by lower sales volumes. Strong Retail performance due to higher selling prices and increased sales of proprietary products, which more than offset a reduction in crop nutrients sales volumes from a delayed North American planting season and earlier engagement in the prior year in a rising price environment.

Sales increased due to strong demand for global crop inputs and tight global fertilizer supply resulting in higher net realized selling prices across our segments and higher Potash sales volumes.

Net earnings and earnings per share

Net earnings and earnings per share increased due to higher gross margins from higher net realized selling prices across our nutrient segments and strong Retail performance supported by the strength of agriculture fundamentals, partially offset by higher operating costs, including provincial mining taxes, Retail selling expenses, royalties, natural gas and other input costs. In 2022, we recorded non-cash impairment reversals of our Phosphate property, plant and equipment at the Aurora and White Springs facilities.

Net earnings and earnings per share increased in 2021 compared to 2020 due to higher gross margins from higher net realized selling prices. In 2020, we recorded a non-cash impairment of our Phosphate property, plant and equipment at Aurora and White Springs facilities and a net gain from disposal of our investment in Misr Fertilizers Production Co SAE (“MOPCO”), which we did not incur in 2021.

Assets and non-current financial liabilities

Total assets increased approximately 10 percent from 2021. Our working capital assets increased due to higher sales and input costs along with acquisition impacts resulting in higher receivables and inventories. Property, plant and equipment increased primarily due to impairment reversals in the Phosphate segment.

Non-current financial liabilities increased due to the higher long-term debt from the issuance of new notes.

Total assets increased slightly from 2020. Our working capital assets increased due to higher actual and anticipated sales activity resulting in higher receivables, inventories and prepaid expenses.

Non-current financial liabilities decreased due to the early extinguishment of debt in 2021.

The COVID-19 pandemic had a limited impact on our financial condition as at December 31, 2021 and 2020.

Dividends declared per share	Dividends declared per share increased as we declared a quarterly dividend per share of $0.48 in 2022 compared to $0.46 in 2021.	Dividends declared per share increased as we declared a quarterly dividend per share of $0.46 in 2021 compared to $0.45 in 2020.

 58     Nutrien Annual Report 2022

Financial Condition Review

Balance Sheet Analysis

Assets	Liabilities

For information regarding changes in cash and cash equivalents, refer to the “Sources and Uses of Cash” section and the consolidated statements of cash flows in our consolidated financial statements.

Receivables increased due to higher sales across all of our segments. The increase was mainly from our Retail segment, the result of higher crop nutrient net realized selling prices and increased usage of Nutrien Financial programs. Receivables also increased due to the recent Retail acquisitions in Brazil, primarily from Casa do Adubo S.A. (“Casa do Adubo”).

Inventories increased due to higher costs to produce and/or purchase inventory across all our segments.

Property, plant and equipment increased due to impairment reversals in our Phosphate segment.

Short-term debt increased due to higher borrowings under our credit facilities as part of our working capital management and for share repurchases.

Long-term debt (including the current portion thereof) increased due to the addition of $1 billion in notes issued in November 2022, which exceeded the repayment of $500 million in notes upon maturity in October 2022.

Payables and accrued charges increased due to higher payables balances from rising input costs due to inflation and tight global supply, extended Retail payment terms for crop nutrients, along with a higher income tax payable balance due to higher earnings. The recent acquisition of Casa do Adubo also contributed to the increase.

Deferred income tax liabilities increased due to accelerated deductions for income tax purposes primarily related to property, plant and equipment.

Shareholders’ Equity

Share capital decreased from shares repurchased under our normal course issuer bid program partially offset by exercise of stock options.

Retained earnings increased as net earnings exceeded dividends declared and share repurchases.

We do not hold material cash and cash equivalents in currencies other than the US dollar and Canadian dollar. We held approximately $315 million US dollar equivalent in other jurisdictions outside the US and Canada. We do not depend on repatriation of cash from our foreign subsidiaries to meet our liquidity and capital resource needs in North America.

Nutrien Annual Report 2022     59

Liquidity and Capital Resources

Sources and Uses of Liquidity

Liquidity risk arises from our general funding needs and in the management of our assets, liabilities and capital structure. We manage liquidity risk to maintain sufficient liquid financial resources to fund our financial position and meet our commitments and obligations in a cost-effective manner. Our 2022 significant liquidity sources are listed below along with our expected ongoing primary uses of liquidity:

Primary Uses of Liquidity	Primary Sources of Liquidity

•  inventory purchases and production

•  operational expenses

•  seasonal working capital requirements

•  investing to sustain and grow our safe, reliable and cost-efficient operations through sustaining and investing capital

•  business acquisitions

•  returning cash to our shareholders through dividends and share repurchases (see Note 23 to the consolidated financial statements)

•  principal payments of debt securities (see Note 18 to the consolidated financial statements)

• cash from operations (including customer prepayments) • commercial paper issuances • increase of credit facility limits and drawdowns • debt capital markets

We believe that our internally generated cash flow, supplemented by available borrowings under new or existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures, planned growth and development activities, and other cash requirements for the foreseeable future. We do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

 60     Nutrien Annual Report 2022

Sources and Uses of Cash

(millions of US dollars, except as otherwise noted)	2022	2021	% Change
Cash provided by operating activities	8,110	3,886	109
Cash used in investing activities	(2,901)	(1,807)	61
Cash used in financing activities	(4,731)	(3,003)	58
Effect of exchange rate changes on cash and cash equivalents	(76)	(31)	145
Increase (decrease) in cash and cash equivalents	402	(955)	n/m

Cash provided by operating activities

•  Higher cash provided by operating activities due to higher net realized selling prices across our nutrient segments and strong Retail performance supported by the strength of agriculture fundamentals, partially offset by higher working capital needs due to higher costs to purchase and produce inventory and higher receivables balance from higher sales.

Cash used in investing activities

•  Higher cash used in investing activities due to higher capital expenditures, in order to maintain the safety and reliability of assets in our Nitrogen segment and to increase our potash production capabilities, along with investments in our brownfield expansion plans and decarbonization projects.

•  Higher spending on business acquisitions primarily due to our Casa do Adubo acquisition in Brazil in the fourth quarter of 2022, with no similarly sized acquisition in 2021.

Cash used in financing activities

•  Higher cash used in financing activities due to increased share repurchases as we focused on shareholder returns in 2022.

•  Short-term debt increased from higher borrowings under our credit facilities in 2022 as part of our seasonal working capital requirements and to temporarily support repurchases of common shares through our normal course issuer bid program.

•  Net long-term debt proceeds in 2022 due to issuance of an aggregate of $1 billion in notes compared to a net long-term debt repayment in 2021 from the early extinguishment of $2 billion in debt.

Nutrien Annual Report 2022     61

Cash Requirements

The following aggregated information about our contractual obligations and other commitments summarizes our liquidity and capital resource requirements as at December 31, 2022:

		Payments Due by Period

(millions of US dollars)	Financial Statement Note Reference	Total	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years

Long-term debt	Notes 18, 26	8,344	542	1,573	675	5,554

Estimated interest payments on long-term debt	Note 26	5,076	390	719	574	3,393

Lease liabilities	Notes 19, 26	1,204	305	384	172	343

Estimated interest payments on lease liabilities	Note 26	170	32	43	27	68

Purchase commitments	Note 26	1,749	1,533	72	24	120

Capital commitments	Note 26	218	178	40	–	–

Other commitments	Note 26	444	169	143	74	58

Derivatives	Note 10	35	35	–	–	–

Asset retirement obligations and accrued environmental costs [1]	Note 22	4,023	213	184	114	3,512

Total		21,263	3,397	3,158	1,660	13,048

1	Commitments reflect the estimated cash outflows for these obligations. See Note 22 to the consolidated financial statements for details.

The information presented in the table above excludes:

•	planned (but not legally committed) cash requirements;

•	annual outflows for sustaining capital expenditures, business acquisitions and shareholder returns including share repurchases and dividends; and

•

estimated capital investment requirements of more than $500 million by 2030 to achieve our 30 percent operational GHG emissions intensity reduction target. Specific project execution will depend on a range of factors, including the final investment decision with respect to the Geismar, Louisiana clean ammonia plant.

For information on income taxes and pension and other post-retirement benefits funding, refer to Note 8 and Note 21, respectively, to the consolidated financial statements. Future cash requirements are subject to changes in regulations, actuarial assumptions and our expected operating results.

On February 15, 2023, our Board approved a share repurchase program of up to a maximum of 24,962,194 representing 5 percent of Nutrien’s outstanding common shares. Subject to acceptance by the TSX, the 2023 share repurchase program will commence on March 1, 2023, and will expire on the earlier of February 29, 2024, the date on which we have acquired the maximum number of common shares allowable or the date we determine not to make any further repurchases.

 62     Nutrien Annual Report 2022

Capital Structure and Management

We manage our capital structure with a focus on maintaining a strong balance sheet, enabling a strong investment-grade credit rating.

Principal Debt Instruments

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. As at December 31, 2022, we had the following debt instruments available:

			Outstanding and Committed

			Short-Term		Long-Term

(millions of US dollars, except as otherwise noted)	Rate of Interest (%)	Total Facility Limit	As at December 31, 2022	As at December 31, 2021	As at December 31, 2022	As at December 31, 2021

Credit facilities

Unsecured revolving term credit facility [1]	n/a	4,500	–	–	–	–

Unsecured revolving term credit facility [2]	5.3	2,000	500	–	–	–

Uncommitted revolving demand facility [3]	n/a	1,000	–	–	–	–

Other credit facilities		1,180

South America	1.3–76.0		453	74	162	137

Australia	3.9		190	211	–	–

Other	2.1–4.0		9	28	3	4

Commercial paper	4.8–5.2		783	1,170	–	–
Other short-term and long-term debt	n/a		207	77	7	–

Total			2,142	1,560	172	141

1

In 2022, we extended the maturity date from June 4, 2026 to September 14, 2027, subject to extension at the request of Nutrien provided that the resulting maturity date may not exceed five years from the date of request.

2	In 2022, we entered into a new $2,000 unsecured revolving term credit facility, with the same principal covenants and events of default as our existing $4,500 unsecured revolving term credit facility.
3	In 2022, we increased our uncommitted revolving demand facility limit by $500.

Our commercial paper program is limited to the undrawn availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities. As at December 31, 2022, $227 million in letters of credit were outstanding and committed, with $145 million of remaining credit available.

Nutrien Annual Report 2022     63

Our long-term debt consists primarily of notes and debentures with the following maturities and interest rates:

On October 1, 2022, we repaid $500 million in principal amount of our notes. On November 7, 2022, we issued $500 million principal amount of 5.90 percent notes due in 2024 and $500 million principal amount of 5.95 percent notes due in 2025. See Note 18 to the consolidated financial statements.

We also have lease obligations totaling $1,204 million (including current portion) with a weighted average effective interest rate of 3.2 percent as at December 31, 2022.

Debt Covenants

Our credit facilities have financial tests and other covenants with which we must comply at each quarter-end. Non-compliance with any such covenants could result in accelerated payment of amounts borrowed and termination of lenders’ further funding obligations under the credit facilities. We were in compliance with all such covenants as at December 31, 2022.

The table below summarizes the limit and result of our key financial covenant:

As at December 31	Limit	2022

Debt to capital ratio [1]	0.65 : 1.00	0.32 : 1.00

1	Refer to Note 24 to the consolidated financial statements for the detailed calculation.

Credit Ratings

Our ability to access reasonably priced debt in the capital markets depends, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt could increase the interest rates applicable to borrowings under our credit facilities.

Commercial paper markets are normally a source of same-day cash for us. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

	Long-Term Debt Rating (Outlook)		Short-Term Debt Rating

As at December 31,	2022	2021	2022	2021

Moody’s	Baa2 (stable)	Baa2 (stable)	P-2	P-2
S&P	BBB (positive)	BBB (stable)	A-2	A-2

A credit rating is not a recommendation to buy, sell or hold securities. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

S&P’s positive outlook on Nutrien’s credit ratings means that the ratings may be raised over the intermediate term (typically six months to two years).

 64     Nutrien Annual Report 2022

Outstanding Share Data

February 16, 2023

Common shares	499,243,897
Options to purchase common shares	3,884,894

For more information on our capital structure and management, see Note 24 to the consolidated financial statements.

For more information on our short-term and long-term debt, see Note 17 and Note 18 to the consolidated financial statements.

Off-Balance Sheet Arrangements

Principal off-balance sheet activities primarily include:

•	Agreement to reimburse losses of Canpotex (see Note 29 to the consolidated financial statements).

•	Issuance of guarantee contracts (see Note 22 and Note 27 to the consolidated financial statements).

•	An agency arrangement with a financial institution in relation to certain customer loans (see Note 10 and Note 11 to the consolidated financial statements).

•

Certain non-financial derivatives that were entered into and continued to be held for the purpose of the receipt or delivery of a non-financial item in accordance with expected purchase, sale or usage requirements. Other derivatives are included on our balance sheet at fair value (see Note 10 to the consolidated financial statements).

We do not reasonably expect any presently known trend or uncertainty to affect our ability to continue using these arrangements, except as indicated above.

Nutrien Annual Report 2022     65

Other Financial Information

Related Party Transactions

Our most significant related party is Canpotex, which provides us with low-cost marketing and logistics for the offshore potash markets that we serve. Refer to Note 28 to the consolidated financial statements for information on our related party transactions.

Market Risks Associated With Financial Instruments

Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk to which we are exposed varies depending on the composition of our derivative instrument portfolio, as well as current and expected market conditions. See Note 10 to the consolidated financial statements for information on our financial instruments, including the risks and risk management associated with such instruments.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with IFRS, which requires us to make judgments, assumptions and estimates in applying accounting policies. Critical accounting estimates are those which are highly uncertain at the time they are made or where different estimates would be reasonably likely to have a material impact on our financial condition or results of operations. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the Audit Committee of the Board.

Refer to the notes to the consolidated financial statements for additional information on the following critical accounting estimates including methodology used for calculating our estimates (when applicable), key assumptions used, and factors considered in our estimates and judgments.

In 2022, we amended our critical accounting estimates to exclude long-lived asset impairment and reversals because, during the year, we fully reversed the previously recorded impairments related to property, plant and equipment at Aurora and White Springs. Refer to Note 13 to the consolidated financial statements for further details.

Financial Statement Reference	Critical Accounting Estimate Description
Note 14 and Note 30

Goodwill impairment indicators

We test our operating segments that have goodwill allocated to them when events or circumstances indicate that there could be an impairment, or at least annually. Based on our assumptions at the time of our impairment testing, the recoverable amount of each of our CGUs or groups of CGUs was greater than or approximately equal to their carrying amounts. The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market trends. Key assumptions in our testing models may change, and changes that could reasonably be expected to occur may cause impairment. Such change in assumptions could be driven by global supply and demand, other market factors, changes in regulations, and other future events outside our control.

The Retail – North America group of CGUs have $6.9 billion in associated goodwill. In 2022, North American central banks increased their benchmark borrowing rates; these rates are a component of our discount rate for impairment testing. As a result of these increases, we revised our discount rates throughout 2022, which triggered impairment testing for our Retail – North America group of CGUs as at June 30, 2022 and September 30, 2022. No impairment was recognized during these interim testing periods.

Goodwill is more susceptible to impairment risk if there is an increase in the discount rate, or a deterioration in business operating results or economic conditions and actual results do not meet our forecasts. As at September 30, 2022, the Retail – North America group of CGUs carrying amount approximated its recoverable amount. A 25 basis point increase in the discount rate would have resulted in an impairment of the carrying amount of goodwill of approximately $500 million. A decrease in forecasted EBITDA and cash flows or a reduction in the terminal growth rate could result in impairment in the future.

 66     Nutrien Annual Report 2022

Financial Statement Reference	Critical Accounting Estimate Description
Note 8, Note 29 and Note 30

Income taxes – measurement

Significant estimates for the measurement of our income taxes include assessing the probability and measurement of our uncertain tax provisions related to complex global tax regulations and assessing the probability of future taxable income used to recognize deferred tax assets. Although we believe our assumptions and estimates are reasonable, our tax assets are realizable, and our accruals for tax liabilities are adequate for all open tax years based on our interpretation of tax laws and prior experience, actual results could differ. Changes in the income tax legislations, regulations and interpretations may result in a material impact on our consolidated financial statements. Income taxes are recorded in our Corporate and Others segment.

Note 22 and Note 30

Asset retirement obligations (“AROs”) and accrued environmental costs (“ERLs”) – measurement

The Potash and Phosphate segments have AROs and ERLs (which have a high degree of estimation uncertainty for future costs and estimated timelines) associated with their mining operations while the Corporate and Others segment has these liabilities associated with non-operational mines.

For the Nitrogen segment, we have not recorded any AROs as no significant asset retirement obligations have been identified or there is no reasonable basis for estimating a date or range of dates of cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements, which can extend the useful lives of our facilities indefinitely.

Nutrien Annual Report 2022     67

Quarterly Results

	2022				2021

(millions of US dollars, except as otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	7,533	8,188	14,506	7,657	7,267	6,024	9,763	4,658
Net earnings	1,118	1,583	3,601	1,385	1,207	726	1,113	133
Net earnings attributable to equity holders of Nutrien	1,112	1,577	3,593	1,378	1,201	717	1,108	127
Net earnings per share attributable to equity holders of Nutrien
Basic	2.15	2.95	6.53	2.49	2.11	1.26	1.94	0.22
Diluted	2.15	2.94	6.51	2.49	2.11	1.25	1.94	0.22

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Our earnings are significantly affected by fertilizer benchmark prices, which have been volatile over the last two years and are affected by demand-supply conditions, grower affordability and weather.

In the second and third quarters of 2022, earnings were impacted by $450 million and $330 million non-cash impairment reversals at Aurora and White Springs, respectively, of property, plant and equipment in the Phosphate segment related to higher forecasted global prices and a more favorable outlook for phosphate margins. In the fourth quarter of 2021, earnings were impacted by a $142 million loss resulting from the early extinguishment of long-term debt.

 68     Nutrien Annual Report 2022

Fourth Quarter Financial Performance

(millions of US dollars, except as otherwise noted)	Sales			Gross Margin

Three months ended December 31	2022	2021	% Change	2022	2021	% Change
Retail
Crop nutrients	2,320	2,035	14	349	428	(18)
Crop protection products	981	1,113	(12)	413	414	–
Seed	251	189	33	46	57	(19)
Merchandise	264	270	(2)	41	45	(9)
Nutrien Financial	62	51	22	62	51	22
Services and other [1]	237	243	(2)	194	201	(3)
Nutrien Financial elimination [1,2]	(28)	(23)	22	(28)	(23)	22
Total	4,087	3,878	5	1,077	1,173	(8)

1	Certain immaterial figures have been reclassified for the three months ended December 31, 2021.
2	Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.

(US dollars, except as otherwise noted)	Manufactured Product Sales Tonnes (thousands)			Manufactured Product Average per Tonne

Three months ended December 31	2022	2021	% Change	2022	2021	% Change
Potash
North America	959	1,002	(4)	560	494	13
Offshore	1,659	2,054	(19)	506	450	12
Sales	2,618	3,056	(14)	526	465	13
Cost of goods sold				118	100	18
Gross margin				408	365	12
Nitrogen
Ammonia	776	790	(2)	887	656	35
Urea	705	824	(14)	657	670	(2)
Solutions, nitrates and sulfates	1,056	1,221	(14)	368	316	16
Sales	2,537	2,835	(11)	607	514	18
Cost of goods sold				333	256	30
Gross margin				274	258	6
Phosphate
Fertilizer	391	509	(23)	700	741	(6)
Industrial and feed	140	202	(31)	1,107	766	45
Sales	531	711	(25)	807	749	8
Cost of goods sold				762	526	45
Gross margin				45	223	(80)

Nutrien Annual Report 2022     69

Highlights of our 2022 fourth quarter compared to the 2021 fourth quarter results were as follows:

Q4 2022 vs Q4 2021

Retail

Gross margin decreased in 2022 compared to the record quarter experienced in 2021 as strong sales in most product categories were offset by lower volumes and higher cost of inventory. Crop nutrients sales increased in 2022 due to higher selling prices and gross margin decreased due to the higher cost of inventory relative to 2021. Crop protection products gross margin was flat as higher sales pricing and a favorable sales mix in North America offset a decline in sales volumes compared to a very strong period of demand in 2021. Seed sales increased in 2022 due to higher pricing along with strong North America corn sales, South America soybean sales and Australia canola sales. Seed gross margin decreased in 2022 attributed to the timing and mix of seed sales compared to the same period in 2021.

Potash

Gross margin decreased due to lower volumes from cautious purchasing in a declining pricing environment partially offset by higher net realized selling prices. Cost of goods sold per tonne increased due to lower production, a pull forward of maintenance activities, higher royalties due to higher net selling prices and higher supply costs resulting from inflation.

Nitrogen

Gross margin decreased due to lower sales volumes and higher costs more than offsetting higher net realized selling prices. Volumes decreased primarily due to natural gas curtailments in Trinidad and unplanned plant outages that included the impact of extreme cold weather in the quarter and cautious buyer activity. Cost of goods sold per tonne increased due to higher natural gas, higher raw material costs and other operating costs further impacted by production outages.

Phosphate

Gross margin decreased due to lower sales volumes more than offsetting higher industrial and feed net realized selling prices. Volumes decreased as a result of unplanned production outages, which reduced operating rates. Cost of goods sold per tonne increased due to higher raw material input costs combined with higher costs from the production outages.

Other fourth quarter financial highlights

Corporate and Others share-based compensation was a recovery in 2022 due to a decrease in share price and an expense for the comparative period in 2021 due to an increase in share price. Corporate and Others other expenses decreased from $112 million to $67 million. Other expenses were lower due to net foreign exchange gains in 2022 compared to net foreign exchange losses in 2021 and lower expenses related to asset retirement obligations and accrued environmental costs for our non-operating sites from the changes in our cost and discount rate estimates. This was partially offset by an employee special recognition award expense in 2022.

Finance costs were lower in 2022 mainly due to the absence of a loss of $142 million on early extinguishment of a portion of our long-term debt in the comparative period in 2021.

We had higher cash flows from operating activities in the fourth quarter of 2022 from a higher release of working capital in 2022 compared to the same period in 2021 slightly offset by lower net earnings. Higher capital expenditures and business acquisitions resulted in higher cash used in investing activities. The repurchase of common shares in the fourth quarter of 2022 led to a higher use of cash flows from financing activities.

 70     Nutrien Annual Report 2022

Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings (as these terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”)) and other reports filed or submitted by us under securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2022, have concluded that, as of such date, our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by Nutrien in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is (a) recorded, processed, summarized and reported within the time periods specified in the securities legislation, and (b) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and NI 52-109. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of consolidated financial statements for external purposes in accordance with IFRS.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as at December 31, 2022, Nutrien Ltd. did maintain effective internal control over financial reporting. There have been no changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2022 was audited by KPMG LLP, as reflected in their report, which is included in this 2022 Annual Report.

Nutrien Annual Report 2022     71

Forward-Looking Statements

Certain statements and other information included in this document, including within the “2023 Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend”, “plan” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2023 annual guidance, including our expectations regarding our adjusted net earnings per share, adjusted EBITDA (consolidated and by segment); expectations regarding our adjusted net debt to adjusted EBITDA leverage ratios; expectations regarding adjusted EBITDA growth; expectations regarding our growth and capital allocation intentions and strategies; capital spending and allocation expectations for 2023 and beyond; expectations regarding performance of our operating segments in 2023 and beyond, including our operating segment market outlooks and market conditions, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of import and export volumes; expectations regarding our operating segment production and capacity, including the proposed increase in potash operational capacity and anticipated benefits in connection with the Phase 2 brownfield nitrogen expansion project and the timing thereof; expectations regarding global population growth and our initiatives to respond thereto through product development and innovative solutions; expectations concerning future product offerings, including the planned expansion of our digital platform to markets in Australia and South America; expectations regarding repurchases of our common shares and our planned dividend growth, including the timing thereof; expectations regarding the sufficiency of Nutrien’s liquidity, including the sources thereof, to meet our anticipated capital expenditures and other cash requirements; the negotiation of sales contracts and the associated prices thereunder; expectations regarding acquisitions and divestitures; expected timing for the natural gas supply curtailments at our Trinidad facility; expectations regarding our sustainability, climate-change and ESG initiatives, including our GHG emissions reduction strategy and related programs and initiatives, as well as our various sustainability commitments and ESG performance goals, targets, commitments and aspirations as set out in our Feeding the Future Plan; our pursuit of opportunities relating to our low-carbon ammonia, including evaluation of the clean ammonia facility project at Geismar, LA, and other opportunities for reducing GHG emissions associated with ammonia production; the launching, scaling and implementation of our Carbon Program and the anticipated benefits to Nutrien and growers therefrom; our GHG emissions reduction target, including our plans with respect thereto and estimated capital expenditures required to achieve that target; initiatives to promote safe, sustainable and productive agriculture; our ability to successfully reclaim land and our asset retirement obligations, including the cost, timing and anticipated results of future reclamation expenditures; our ability to leverage farm-focused technology partnerships and investments to drive positive impact in industry and grower innovation and inclusion; our commitment to create new financial solutions to strengthen social, economic and environmental outcomes in agriculture; our equity, diversity and inclusion initiatives and expected timing thereof; expectations regarding contributions to pensions and post-retirement plans; our ability to implement changes to make our business processes more resilient to cyberattacks; and expectations in connection with our ability to deliver long-term returns to shareholders and other stakeholders, including integrated reporting initiatives. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, the list of assumptions set forth below is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

In respect of our GHG emissions reduction and other sustainability and climate-related initiatives and targets, we have made assumptions with respect to, among other things: that such target is achievable by deploying capital into nitrous oxide (“N2O”) abatement at our nitric acid production facilities, energy efficiency improvements, carbon capture, utilization and storage, the use of natural gas to generate electricity and waste heat recovery; our ability to successfully deploy capital and pursue other operational measures, including the successful application to our current and future operations of existing and new technologies; the successful implementation by us of proposed or potential plans in respect thereof; projected capital investment levels, the flexibility of our capital

 72     Nutrien Annual Report 2022

spending plans and the associated sources of funding; our ability to otherwise implement all technology necessary to achieve our GHG emissions reduction and other sustainability and climate-related initiatives and targets; and the development, availability and performance of technology and technological innovations and associated expected future results.

Additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, including demand for our products and services, supply, product availability, supplier agreements, product distribution agreements, availability and cost of labor and interest, exchange, inflation and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2023 and in the future; assumptions with respect to our intention to complete share repurchases under our share repurchase program, including the funding and TSX approval thereof, existing and future market conditions, including with respect to the price of our common shares, and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies; our expectations regarding the impacts, direct and indirect, of the war between Ukraine and Russia and the COVID-19 pandemic on, among other things, global supply and demand, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment-grade ratings and achieve our performance targets; our ability to successfully negotiate sales and other contracts; our ability to successfully implement new initiatives and programs; and our ability to redeploy capital to generate higher returns for shareholders.

Events or circumstances could cause actual results to differ materially from those in the forward-looking statements.

With respect to our GHG emissions reduction and other sustainability and climate-related initiatives and targets, such events or circumstances include, but are not limited to: our ability to deploy sufficient capital to fund the necessary expenditures to implement the necessary operational changes to achieve these initiatives and targets; our ability to implement requisite operational changes; our ability to implement some or all of the technology necessary to efficiently and effectively achieve expected future results, including in respect of such GHG emissions reduction targets; the availability and commercial viability and scalability of emission reduction strategies and related technology and products; and the development and execution of implementing strategies to meet such GHG emissions reduction target.

With respect to our business generally and our ability to meet the other targets, commitments, goals, strategies and related milestones and schedules disclosed herein, such events or circumstances include, but are not limited to: general global economic, market and business conditions, including inflation; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate-change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate-change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the war between Ukraine and Russia and its potential impact on, among other things, global market conditions and supply and demand, energy and commodity prices; interest rates, supply chains and the global economy generally; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the US.

The purpose of our expected adjusted net earnings per share and adjusted EBITDA (consolidated and by segment) guidance ranges, as well as our adjusted net earnings per share and adjusted EBITDA price and volume sensitivities ranges, are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Nutrien Annual Report 2022     73

Appendix A – Non-IFRS Financial Measures

We use both IFRS measures and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are financial measures disclosed by a company that (a) depict historical or expected future financial performance, financial position or cash flow of a company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the company, (c) are not disclosed in the financial statements of the company, and (d) are not a ratio, fraction, percentage or similar representation. Non-IFRS ratios are financial measures disclosed by a company that are in the form of a ratio, fraction, percentage or similar representation that has a non-IFRS financial measure as one or more of its components, and that are not disclosed in the financial statements of the company.

These non-IFRS financial measures and non-IFRS ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-IFRS financial measures and non-IFRS ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures and non-IFRS ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures and non-IFRS ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures and non-IFRS ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses, gain or loss on disposal of certain businesses and investments, and IFRS adoption transition adjustments.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations, and as a component of employee remuneration calculations.

(millions of US dollars)	2022	2021
Net earnings	7,687	3,179
Finance costs	563	613
Income tax expense	2,559	989
Depreciation and amortization	2,012	1,951
EBITDA [1]	12,821	6,732
Share-based compensation expense	63	198
Foreign exchange loss, net of related derivatives	31	39
Integration and restructuring related costs	46	43
(Reversal of) impairment of assets	(780)	33
COVID-19 related expenses [2]	8	45
Gain on disposal of investment	(19)	–
Cloud computing transition adjustment [3]	–	36
Adjusted EBITDA	12,170	7,126

1	EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.
2

COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs, and costs related to construction delays from access limitations and other government restrictions.

3

Cloud computing transition adjustment relates to cloud computing costs in prior years that no longer qualify for capitalization based on an agenda decision issued by the IFRS Interpretations Committee in April 2021.

 74     Nutrien Annual Report 2022

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, IFRS adoption transition adjustments, and gain/loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting. In 2022, we amended our calculation of adjusted net earnings to adjust for a gain on settlement of a derivative due to discontinued hedge accounting. There was no similar gain or loss in the comparative period. We generally apply the annual forecasted effective tax rate to our adjustments during the year and, at year-end, we apply the actual effective tax rate. If the effective tax rate is significantly different from our forecasted effective tax rate due to adjustments or discrete tax impacts, we apply a tax rate that excludes those items. For material adjustments, we apply a tax rate specific to the adjustment.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	2022			2021

(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share
Net earnings attributable to equity holders of Nutrien		7,660	14.18		3,153	5.52
Adjustments:
Share-based compensation expense	63	47	0.10	198	151	0.27
Foreign exchange loss, net of related derivatives	31	23	0.05	39	30	0.05
Integration and restructuring related costs	46	35	0.06	43	33	0.06
(Reversal of) impairment of assets	(780)	(619)	(1.15)	33	25	0.04
COVID-19 related expenses	8	6	0.01	45	34	0.06
Gain on disposal of investment	(19)	(14)	(0.03)	–	–	–
Gain on settlement of discontinued hedge accounting derivative	(18)	(14)	(0.03)	–	–	–
Cloud computing transition adjustment	–	–	–	36	27	0.05
Loss on early extinguishment of debt	–	–	–	142	104	0.18
Adjusted net earnings		7,124	13.19		3,557	6.23

Adjusted EBITDA (Consolidated) and Adjusted Net Earnings Per Share Guidance

Adjusted EBITDA and adjusted net earnings per share guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS because a meaningful or accurate calculation of reconciling items and the information is not available without unreasonable effort due to unknown variables, including the timing and amount of certain reconciling items, and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine without unreasonable efforts. The probable significance of such unavailable information, which could be material to future results, cannot be addressed. Guidance for adjusted EBITDA and adjusted net earnings per share excludes certain items such as, but not limited to, the impacts of share-based compensation, certain foreign exchange gain/loss (net of related derivatives), integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, IFRS adoption transition adjustments, and gain/loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting.

Nutrien Annual Report 2022     75

Growth Capital and Growth Capital Allocation

Most directly comparable IFRS financial measure: Cash used in investing activities.

Definition: Cash used in investing activities related to growth initiatives consisting of investing capital expenditures, which are a component of capital expenditures, plus business acquisitions, net of cash acquired per the consolidated statements of cash flows. Growth Capital Allocation allocates growth capital as a percentage by operating segments or a combination of operating segments.

Why we use the measure and why it is useful to investors: To demonstrate how we allocate our capital to our various priorities including growth and expansion projects and acquisitions.

(millions of US dollars)	2022	2021
Cash used in investing activities	(2,901)	(1,807)
Sustaining capital expenditures	1,449	1,247
Mine development and pre-stripping capital expenditures	234	156
Borrowing costs on property, plant and equipment	(37)	(29)
Other [1]	12	(64)
Net changes in non-cash working capital [1]	44	(101)
Growth capital	(1,199)	(598)

1	Included in investing activities as per the consolidated statement of cash flows.

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Our Results and Outlook – Operating Segment Performance” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

 76     Nutrien Annual Report 2022

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. In 2022, we replaced Potash cash COPM with this new financial measure. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

(millions of US dollars, except as otherwise noted)	2022	2021
Total COGS – Potash	1,400	1,285
Change in inventory	58	22
Other adjustments [1]	(41)	(6)
COPM	1,417	1,301
Depreciation and amortization in COPM	(406)	(430)
Royalties in COPM	(190)	(107)
Natural gas costs and carbon taxes in COPM	(62)	(51)
Controllable cash COPM	759	713
Production tonnes (tonnes – thousands)	13,007	13,790
Potash controllable cash COPM per tonne	58	52

1	Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Ammonia Controllable Cash COPM Per Tonne

Most directly comparable IFRS financial measure: Total manufactured COGS for the Nitrogen segment.

Definition: Total Nitrogen COGS excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

(millions of US dollars, except as otherwise noted)	2022	2021
Total Manufactured COGS – Nitrogen	3,197	2,353
Total Other COGS – Nitrogen	1,055	610
Total COGS – Nitrogen	4,252	2,963
Depreciation and amortization in COGS	(465)	(473)
Cash COGS for products other than ammonia	(2,560)	(1,740)
Ammonia
Total cash COGS before other adjustments	1,227	750
Other adjustments [1]	(210)	(96)
Total cash COPM	1,017	654
Natural gas and steam costs in COPM	(855)	(515)
Controllable cash COPM	162	139
Production tonnes (net tonnes [2] – thousands)	2,754	2,769
Ammonia controllable cash COPM per tonne	59	50

1	Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.
2	Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Nutrien Annual Report 2022     77

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

(millions of US dollars, except as otherwise noted)	2022	2021
Average current assets	11,952	9,332
Average current liabilities	(8,249)	(7,093)
Average working capital	3,703	2,239
Average working capital from certain recent acquisitions	–	–
Adjusted average working capital	3,703	2,239
Average Nutrien Financial working capital	(3,311)	(2,316)
Adjusted average working capital excluding Nutrien Financial	392	(77)

Sales	21,350	17,734
Sales from certain recent acquisitions	–	–
Adjusted sales	21,350	17,734
Nutrien Financial revenue	(267)	(189)
Adjusted sales excluding Nutrien Financial	21,083	17,545

Adjusted average working capital to sales (%)	17	13
Adjusted average working capital to sales excluding Nutrien Financial (%)	2	–

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate the financial performance of Nutrien Financial.

(millions of US dollars, except as otherwise noted)	2022	2021
Nutrien Financial revenue	267	189
Deemed interest expense [1]	(41)	(36)
Net interest	226	153

Average Nutrien Financial receivables	3,311	2,316
Nutrien Financial adjusted net interest margin (%)	6.8	6.6

1	Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

 78     Nutrien Annual Report 2022

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses, excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

(millions of US dollars, except as otherwise noted)	2022	2021

Selling expenses	3,392	3,124
General and administrative expenses	200	168
Other expenses	29	86

Operating expenses	3,621	3,378
Depreciation and amortization in operating expenses	(740)	(694)

Operating expenses excluding depreciation and amortization	2,881	2,684

Gross margin	5,179	4,600
Depreciation and amortization in cost of goods sold	12	12

Gross margin excluding depreciation and amortization	5,191	4,612

Cash operating coverage ratio (%)	55	58

Retail Normalized Comparable Store Sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for average selling price (which generally moves with published potash, nitrogen and phosphate benchmark prices), acquisitions of new stores and foreign exchange rates used in the current year.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Includes locations we have owned for more than 12 months.

(millions of US dollars, except as otherwise noted)	2022	2021

Sales from comparable base
Prior period	17,734	14,785
Adjustments [1]	(64)	(476)

Revised prior period	17,670	14,309
Current period	21,092	17,511

Comparable store sales (%)	19	22
Prior period normalized for average selling prices and foreign exchange rates	21,867	16,350

Normalized comparable store sales (%)	(4)	7

1	Adjustments relate to prior period sales related to closed locations or businesses that no longer exist in the current period in order to provide a comparable base in our calculation.

Nutrien Annual Report 2022     79

Return on Invested Capital (“ROIC”)

Definition: ROIC is calculated as net operating profit after taxes divided by the average invested capital for the last four rolling quarters.

Net operating profit after taxes, a non-IFRS financial measure, is calculated as earnings before finance costs and income taxes, depreciation and amortization related to the fair value adjustments as a result of the Merger (the merger of equals transaction between PotashCorp and Agrium), share-based compensation and certain foreign exchange gain/loss (net of related derivatives) and Nutrien Financial revenue. The most directly comparable IFRS financial measure to net operating profit after taxes is earnings before finance costs and income taxes. We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses, gain or loss on disposal of certain businesses and investments, and IFRS adoption transition adjustments. A tax rate of 25 percent is applied on the calculated amount.

Invested capital is calculated as last four rolling quarter average of total assets less cash and cash equivalents; payables and accrued charges; Merger fair value adjustments on goodwill, intangible assets, and property, plant and equipment; and average Nutrien Financial working capital.

We exclude in our calculations the related financial information of certain acquisitions during the first year following the acquisition.

Why we use the measure and why it is useful to investors: In 2022 we added a new financial measure to evaluate how efficiently we allocate our capital. ROIC provides useful information to evaluate our after-tax cash operating return on invested capital and is used as a component of employee remuneration calculations.

(millions of US dollars, except as otherwise noted)	2022	2021	2020

Earnings before finance costs and income taxes	10,809	4,781	902
Merger adjustments [1]	231	277	297
Integration and restructuring related costs	46	43	60
Share-based compensation	63	198	69
(Reversal of) impairment of assets	(780)	33	824
COVID-19 related expenses	8	45	48
Foreign exchange loss, net of related derivatives	31	39	19
(Gain) loss on disposal of business	–	–	6
Gain on disposal of investment	(19)	–	(250)
Cloud computing transition adjustment	–	36	–
Nutrien Financial revenue	(267)	(189)	(129)

Net operating profit	10,122	5,263	1,846
Tax (calculated at 25%)	2,531	1,316	462

Net operating profit after tax	7,591	3,947	1,384
1 Depreciation and amortization related to the fair value adjustments as a result of the Merger (the merger of equals transaction between PotashCorp and Agrium).

Total assets	54,228	48,880	47,533
Cash and cash equivalents	(753)	(862)	(1,629)
Payables and accrued charges	(10,687)	(8,773)	(6,991)
Merger adjustments [1]	(10,232)	(10,516)	(10,668)
Average Nutrien Financial receivables	(3,311)	(2,316)	(1,502)

Invested capital	29,245	26,413	26,743
1 Merger fair value adjustments on goodwill, intangible assets, and property, plant and equipment.

Return on invested capital (%)	26	15	5

 80     Nutrien Annual Report 2022

Appendix B – Other Financial Measures

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by a company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of a company, (b) are not disclosed in the financial statements of the company, (c) are not non-IFRS financial measures, and (d) are not non-IFRS ratios.

The following section provides an explanation of the composition of those supplementary financial measures if not previously provided.

Retail adjusted EBITDA margin: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Retail digital platform sales: Grower and employee Retail sales in North America entered directly into the digital platform.

Retail digital platform sales to total sales: Grower and employee Retail sales in North America entered directly into the digital platform as a percentage of total Retail sales in North America.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures excludes capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Retail adjusted EBITDA per US selling location: Calculated as total Retail US adjusted EBITDA for the last four rolling quarters, representing the organic EBITDA component, which excludes acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations in those quarters.

Cash used for dividends and share repurchases (shareholder returns): Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares per the consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.

Nutrien Annual Report 2022     81

Capital Management Measures

Capital management measures are financial measures disclosed by a company that (a) are intended to enable an individual to evaluate a company’s objectives, policies and processes for managing the Company’s capital, (b) are not a component of a line item disclosed in the primary financial statements of the company, (c) are disclosed in the notes of the financial statements of the company, and (d) are not disclosed in the primary financial statements of the company.

The following section outlines our capital management measure, its composition and why management uses the measure.

Adjusted net debt to adjusted EBITDA: Calculated as adjusted net debt to adjusted EBITDA. Both components are non-IFRS financial measures. This ratio measures financial leverage and our ability to pay our debt.

The most directly comparable measure for adjusted net debt is total short-term and long-term debt and lease liabilities less cash and cash equivalents and is defined as the total of short-term and long-term debt plus lease liabilities less cash and cash equivalents and unamortized fair value adjustments. This measure is useful as it adjusts for the unamortized fair value adjustments that arose at the time of the Merger and is non-cash in nature.

(millions of US dollars, except as otherwise noted)	2022	2021
Short-term debt	2,142	1,560
Current portion of long-term debt	542	545
Current portion of lease liabilities	305	286
Long-term debt	8,040	7,521
Lease liabilities	899	934
Total debt	11,928	10,846
Cash and cash equivalents	(901)	(499)
Unamortized fair value adjustments	(310)	(325)
Adjusted net debt	10,717	10,022

 82     Nutrien Annual Report 2022

Five-Year Highlights

The following information is not part of our MD&A on SEDAR and EDGAR and is furnished for those readers who may find value in the use of such information over the long term. In future years, we plan to expand the historical data in these tables as the information becomes available.

Summary Financial Information

(millions of US dollars, except as otherwise noted)	2022	2021	2020	2019	2018
Operations
Sales [1]	37,884	27,712	20,908	20,084	19,636
Earnings before finance costs and income taxes	10,809	4,781	902	1,862	414
Net earnings (loss) from continuing operations	7,687	3,179	459	992	(31)
Net earnings	7,687	3,179	459	992	3,573
Diluted net earnings (loss) per share from continuing operations (US dollars)	14.18	5.52	0.81	1.70	(0.05)
Diluted net earnings per share (US dollars)	14.18	5.52	0.81	1.70	5.72
Finance costs	563	613	520	554	538
Adjusted EBITDA [2]	12,170	7,126	3,667	4,025	3,934
Cash provided by operating activities	8,110	3,886	3,323	3,665	2,052
Balance Sheet
Total assets	54,586	49,954	47,192	46,799	45,502
Short-term debt and long-term debt (including leases)	11,928	10,846	11,360	11,104	9,223
Total shareholders’ equity	25,863	23,699	22,403	22,907	24,425
Common Share Information
Weighted average common shares (millions)	540	571	570	583	625
Closing share price on NYSE (USD)	73.03	75.20	48.16	47.91	47.00
Total shareholder return percentage (%)	(0.7)	60.8	5.5	5.5	(6.6)
Operating Segment Information
Retail net sales [1,3]	21,350	17,734	14,785	13,282	12,520
Potash net sales	7,899	4,036	2,146	2,604	2,667
Nitrogen net sales [4]	7,533	4,689	2,740	2,848	2,965
Phosphate net sales [4]	2,377	1,829	1,202	1,368	1,561
Retail adjusted EBITDA	2,293	1,939	1,430	1,231	1,206
Potash adjusted EBITDA	5,769	2,736	1,190	1,593	1,606
Nitrogen adjusted EBITDA [4]	3,931	2,308	1,080	1,239	1,215
Phosphate adjusted EBITDA [4]	594	540	232	194	255
Capital Allocation
Sustaining capital expenditures [5]	1,449	1,247	919	1,018	985
Investing capital expenditures [5]	792	510	511	772	320
Mine development and pre-stripping expenditures [5]	234	156	109	96	100
Business acquisitions (net of cash acquired)	407	88	233	911	433
Dividends paid to Nutrien’s shareholders	1,031	1,045	1,030	1,022	952
Repurchase of common shares	4,520	1,035	160	1,930	1,800

1	Certain immaterial figures have been reclassified for 2019 and 2018.
2

This is a non-IFRS financial measure. See the “Non-IFRS Financial Measures” section. Additional information relating to 2020, 2019 and 2018 is contained in the “Appendix – Non-IFRS Financial Measures” sections of Nutrien’s MD&A dated February 17, 2021 for the year ended December 31, 2020, its MD&A dated February 19, 2020 for the year ended December 31, 2019 and its MD&A dated February 20, 2019 for the year ended December 31, 2018, respectively, which information is incorporated by reference herein. Such MD&A are available on SEDAR at www.sedar.com.

3	Certain immaterial figures have been reclassified or grouped together for 2018.
4	Restated 2018 for the reclassification of sulfate from the Phosphate segment to the Nitrogen segment.
5	These are supplementary financial measures. See the “Other Financial Measures” section.

Nutrien Annual Report 2022     83

Summary Non-Financial Information

	2022	2021	2020	2019	2018
Safety
Total recordable injury frequency [1]	1.16	1.11	1.13	1.29	1.38
Lost-time injury frequency [1]	0.24	0.27	0.26	0.31	0.37
Serious injury and fatality incidents	5	-	1	1	2
Environment
Environmental incidents [1]	35	24	23	24	20
Community
Community investment ($ millions)	33	19	18	17	17
Employees
Employees at December 31	24,700	23,500	23,100	22,300	20,300
Total employee turnover rate (%)	12	15	13	13	14
Proportion of women (%)	21	20	20	19	17
Proportion of women in senior leadership (director level and above) (%)	21	21	19	15	17

1	Restated 2018 to 2020 as a result of changes to classification of incidents.

Summary Production and Sales Volumes Information

	2022	2021	2020	2019	2018
Production (thousands)
Potash production (product tonnes)	13,007	13,790	12,595	11,700	12,842
Nitrogen production (total ammonia tonnes) [1]	5,759	5,996	6,063	6,164	6,372
Phosphate production (P2O5 tonnes) [2]	1,351	1,518	1,444	1,514	1,551
Sales of manufactured product tonnes (thousands)
Retail crop nutrient tonnes sold	11,513	13,383	12,732	11,048	10,689
Potash tonnes sold	12,537	13,625	12,824	11,521	13,019
Nitrogen tonnes sold [3]	10,023	10,725	10,966	10,270	10,598
Phosphate tonnes sold [3]	2,378	2,619	2,781	2,889	3,272

1	All figures are provided on a gross production basis.
2	Excludes Redwater. 2018 figures were restated to exclude Redwater.
3	Restated 2018 for the reclassification of sulfate from the Phosphate segment.

84 Nutrien Annual Report 2022

Nutrien Annual Report 2022 85

Financial Statements & Notes

86	Management’s Responsibility
87	Reports of the Independent Registered Public Accounting Firm
90	Consolidated Statements of Earnings
90	Consolidated Statements of Comprehensive Income
91	Consolidated Statements of Cash Flows
92	Consolidated Statements of Changes in Shareholders’ Equity
93	Consolidated Balance Sheets
94	Note 1	Description of Business
94	Note 2	Basis of Presentation
95	Note 3	Segment Information
98	Note 4	Nature of Expenses
99	Note 5	Share-Based Compensation
101	Note 6	Other Expenses (Income)
101	Note 7	Finance Costs
102	Note 8	Income Taxes
104	Note 9	Net Earnings Per Share
104	Note 10	Financial Instruments and Related Risk Management
108	Note 11	Receivables
108	Note 12	Inventories
109	Note 13	Property, Plant and Equipment
111	Note 14	Goodwill and Intangible Assets
112	Note 15	Investments
113	Note 16	Other Assets
113	Note 17	Short-Term Debt
114	Note 18	Long-Term Debt
115	Note 19	Lease Liabilities
115	Note 20	Payables and Accrued Charges
116	Note 21	Pension and Other Post-Retirement Benefits
119	Note 22	Asset Retirement Obligations and Accrued Environmental Costs
120	Note 23	Share Capital
121	Note 24	Capital Management
122	Note 25	Business Combinations
123	Note 26	Commitments
124	Note 27	Guarantees
124	Note 28	Related Party Transactions
125	Note 29	Contingencies and Other Matters
127	Note 30	Accounting Policies, Estimates and Judgments

86 Nutrien Annual Report 2022

Management’s Responsibility

Management’s Responsibility for Financial Reporting

Management’s Report on the Consolidated Financial Statements

The accompanying consolidated financial statements and related financial information are the responsibility of the management of Nutrien Ltd. (the “Company”). They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and include amounts based on estimates and judgments. Financial information included elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements are approved by the Board of Directors on the recommendation of the Audit Committee. The Audit Committee, appointed by the Board of Directors, is composed entirely of independent directors. The Audit Committee discusses and analyzes the Company’s condensed consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) with management before such information is approved by the committee and submitted to securities commissions or other regulatory authorities. The Audit Committee and management also analyze the annual consolidated financial statements and MD&A prior to their approval by the Board of Directors.

The Audit Committee’s duties also include reviewing critical accounting policies and significant estimates and judgments underlying the consolidated financial statements as presented by management and approving the fees of our independent registered public accounting firm.

Our independent registered public accounting firm, KPMG LLP, performs an audit of the consolidated financial statements, the results of which are reflected in their Report of Independent Registered Public Accounting Firm for 2022. KPMG LLP has full and independent access to the Audit Committee to discuss their audit and related matters.

Management’s Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS.

Under our supervision and with the participation of management, the Company conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report, based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that, as of December 31, 2022, the Company did maintain effective internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2022 has been audited by KPMG LLP, as reflected in their Report of Independent Registered Public Accounting Firm for 2022.

Ken Seitz President and Chief Executive Officer February 16, 2023	Pedro Farah Executive Vice President and Chief Financial Officer February 16, 2023

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

Nutrien Annual Report 2022 87

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Nutrien Ltd. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the “consolidated financial statements”), and our report dated February 16, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants

Calgary, Canada

February 16, 2023

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

88 Nutrien Annual Report 2022

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Nutrien Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nutrien Ltd. and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of earnings, comprehensive income, cash flows, and changes in shareholders’ equity for the years then ended, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 16, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

Nutrien Annual Report 2022 89

Goodwill Impairment Assessment of the Retail North America Group of Cash-Generating Units

As discussed in Note 14 to the consolidated financial statements, the carrying amount of goodwill as of December 31, 2022 was $12,368 million, of which $6,898 million of goodwill has been allocated to the Retail North America group of cash-generating units (“Retail North America CGU”). The Retail North America CGU is tested for impairment annually, and whenever events or changes in circumstances may indicate the carrying amount, including goodwill, exceeds its estimated recoverable amount. An indicator of impairment was identified as of June 30, 2022 and September 30, 2022 due to an increase in benchmark borrowing rates, which is a component of the discount rate. The calculation of the recoverable amount of the Retail North America CGU involved estimates including forecasted earnings before tax, interest, depreciation and amortization (“EBITDA”), terminal growth rate and the discount rate.

We identified the calculation of the recoverable amount of goodwill for the Retail North America CGU as of September 30, 2022 as a critical audit matter. A high degree of auditor judgment was required to evaluate the Company’s forecasted EBITDA, terminal growth rate and discount rate used to calculate the recoverable amount of the Retail North America CGU. Minor changes to these assumptions could have had a significant effect on the Company’s calculation of the recoverable amount of the Retail North America CGU. Additionally, the audit effort associated with this estimate required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the calculation of the recoverable amount of goodwill for the Retail North America CGU. This included controls related to the determination of forecasted EBITDA, terminal growth rate and the discount rate. We evaluated the Company’s forecasted EBITDA for the Retail North America CGU by comparing to historical results and forecasted planted acreage in the United States. We evaluated the terminal growth rate by comparing to the historical growth of the Retail North America CGU and to market information, including forecasted inflation and forecasted gross domestic product in the United States. We evaluated the Company’s historical forecasts of EBITDA by comparing to actual results to assess the Company’s ability to accurately forecast. In addition, we involved valuation professionals with specialized skills and knowledge, who assisted in:

•

evaluating the Company’s determination of the discount rate by comparing the inputs to the discount rate to publicly available market data for comparable entities and assessing the resulting discount rate, and

•

evaluating the Company’s estimate of the recoverable amount of the Retail North America CGU by comparing the results of the Company’s estimate to publicly available market data and valuation metrics for comparable entities.

Chartered Professional Accountants

We have served as the Company’s auditor since 2018.

Calgary, Canada

February 16, 2023

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

90 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Consolidated Financial Statements

Consolidated Statements of Earnings

For the years ended December 31	NOTE	2022	2021
Sales	3	37,884	27,712
Freight, transportation and distribution	4	872	851
Cost of goods sold	4, 12	21,588	17,452

Gross Margin		15,424	9,409
Selling expenses	4	3,414	3,142
General and administrative expenses	4	565	477
Provincial mining taxes	4	1,149	466
Share-based compensation expense	5	63	198
(Reversal of) impairment of assets	13	(780)	33
Other expenses	6	204	312

Earnings before finance costs and income taxes		10,809	4,781
Finance costs	7	563	613

Earnings before income taxes		10,246	4,168
Income tax expense	8	2,559	989

Net Earnings		7,687	3,179
Attributable to
Equity holders of Nutrien		7,660	3,153
Non-controlling interest		27	26

Net Earnings		7,687	3,179

Net earnings per share attributable to equity holders of Nutrien (“EPS”)	9
Basic		14.22	5.53
Diluted		14.18	5.52

Weighted average shares outstanding for basic EPS	9	538,475,000	569,664,000
Weighted average shares outstanding for diluted EPS	9	540,010,000	571,289,000

Consolidated Statements of Comprehensive Income

For the years ended December 31 (net of related income taxes)	NOTE	2022	2021
Net Earnings		7,687	3,179
Other comprehensive (loss) income
Items that will not be reclassified to net earnings:
Net actuarial gain on defined benefit plans	21	83	95
Net fair value (loss) gain on investments	15	(44)	81
Items that have been or may be subsequently reclassified to net earnings:
Loss on currency translation of foreign operations		(199)	(115)
Other		(17)	17

Other Comprehensive (Loss) Income		(177)	78

Comprehensive Income		7,510	3,257
Attributable to
Equity holders of Nutrien		7,484	3,232
Non-controlling interest		26	25

Comprehensive Income		7,510	3,257

(See Notes to the Consolidated Financial Statements)

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 91

Consolidated Statements of Cash Flows

For the years ended December 31	NOTE	2022	2021

Operating activities			Note 2
Net earnings		7,687	3,179
Adjustments for:
Depreciation and amortization		2,012	1,951
Share-based compensation expense	5	63	198
(Reversal of) impairment of assets	13	(780)	33
Gain on disposal of investment		(19)	–
Cloud computing transition adjustment	6	–	36
Loss on early extinguishment of debt		–	142
Provision for (recovery of) deferred income tax		182	(31)
Long-term income tax receivables	16	273	–
Net undistributed earnings of equity-accounted investees		(181)	(44)
Other long-term assets, liabilities and miscellaneous		21	83
Cash from operations before working capital changes		9,258	5,547
Changes in non-cash operating working capital:
Receivables		(919)	(1,669)
Inventories		(1,281)	(1,459)
Prepaid expenses and other current assets		114	(227)
Payables and accrued charges		938	1,694

Cash provided by operating activities		8,110	3,886

Investing activities
Capital expenditures [1]	13, 14	(2,438)	(1,884)
Business acquisitions, net of cash acquired	25	(407)	(88)
Other		(12)	64
Net changes in non-cash working capital		(44)	101

Cash used in investing activities		(2,901)	(1,807)

Financing activities
Transaction costs related to debt		(9)	(7)
Proceeds from short-term debt, net	17, 18	529	1,344
Proceeds from long-term debt	18	1,045	86
Repayment of long-term debt	18	(561)	(2,212)
Repayment of principal portion of lease liabilities	18, 19	(341)	(320)
Dividends paid to Nutrien’s shareholders	23	(1,031)	(1,045)
Repurchase of common shares	23	(4,520)	(1,035)
Issuance of common shares	23	168	200
Other		(11)	(14)

Cash used in financing activities		(4,731)	(3,003)

Effect of exchange rate changes on cash and cash equivalents		(76)	(31)

Increase (Decrease) in cash and cash equivalents		402	(955)

Cash and cash equivalents – beginning of year		499	1,454

Cash and cash equivalents – end of year		901	499
Cash and cash equivalents is composed of:
Cash		775	428
Short-term investments		126	71
		901	499

Supplemental cash flows information
Interest paid		482	491
Income taxes paid		1,882	435
Total cash outflow for leases		459	393

1	Includes additions to property, plant and equipment, and intangible assets of $2,227 and $211 (2021 – $1,777 and $107), respectively.

(See Notes to the Consolidated Financial Statements)

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

92 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	Loss on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity
Balance – December 31, 2020	569,260,406	15,673	205	(62)	(57)	(119)	6,606	22,365	38	22,403
Net earnings	–	–	–	–	–	–	3,153	3,153	26	3,179
Other comprehensive (loss) income	–	–	–	(114)	193	79	–	79	(1)	78
Shares repurchased (Note 23)	(15,982,154)	(442)	(47)	–	–	–	(616)	(1,105)	–	(1,105)
Dividends declared (Note 23)	–	–	–	–	–	–	(1,046)	(1,046)	–	(1,046)
Non-controlling interest transactions	–	–	–	–	–	–	–	–	(16)	(16)
Effect of share-based compensation including issuance of common shares	4,424,437	226	(9)	–	–	–	–	217	–	217
Transfer of net gain on cash flow hedges	–	–	–	–	(11)	(11)	–	(11)	–	(11)
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(95)	(95)	95	–	–	–
Share cancellation	(210,173)	–	–	–	–	–	–	–	–	–

Balance – December 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699
Net earnings	–	–	–	–	–	–	7,660	7,660	27	7,687
Other comprehensive (loss) income	–	–	–	(198)	22	(176)	–	(176)	(1)	(177)
Shares repurchased (Note 23)	(53,312,559)	(1,487)	(22)	–	–	–	(2,987)	(4,496)	–	(4,496)
Dividends declared (Note 23)	–	–	–	–	–	–	(1,019)	(1,019)	–	(1,019)
Non-controlling interest transactions	–	–	–	–	–	–	(1)	(1)	(28)	(29)
Effect of share-based compensation including issuance of common shares	3,066,148	202	(18)	–	–	–	–	184	–	184
Transfer of net loss on cash flow hedges	–	–	–	–	14	14	–	14	–	14
Transfer of net actuarial gain on defined benefit plans	–	–	–	–	(83)	(83)	83	–	–	–

Balance – December 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863

(See Notes to the Consolidated Financial Statements)

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 93

Consolidated Balance Sheets

As at December 31	NOTE	2022	2021
Assets
Current assets
Cash and cash equivalents		901	499
Receivables	11	6,194	5,366
Inventories	12	7,632	6,328
Prepaid expenses and other current assets		1,615	1,653

		16,342	13,846
Non-current assets
Property, plant and equipment	13	21,767	20,016
Goodwill	14	12,368	12,220
Intangible assets	14	2,297	2,340
Investments	15	843	703
Other assets	16	969	829

Total Assets		54,586	49,954

Liabilities
Current liabilities
Short-term debt	17	2,142	1,560
Current portion of long-term debt	18	542	545
Current portion of lease liabilities	19	305	286
Payables and accrued charges	20	11,291	10,052

		14,280	12,443
Non-current liabilities
Long-term debt	18	8,040	7,521
Lease liabilities	19	899	934
Deferred income tax liabilities	8	3,547	3,165
Pension and other post-retirement benefit liabilities	21	319	419
Asset retirement obligations and accrued environmental costs	22	1,403	1,566
Other non-current liabilities		235	207

Total Liabilities		28,723	26,255

Shareholders’ Equity
Share capital	23	14,172	15,457
Contributed surplus		109	149
Accumulated other comprehensive loss		(391)	(146)
Retained earnings		11,928	8,192
Equity holders of Nutrien		25,818	23,652
Non-controlling interest		45	47

Total Shareholders’ Equity		25,863	23,699

Total Liabilities and Shareholders’ Equity		54,586	49,954

(See Notes to the Consolidated Financial Statements)

Approved by the Board of Directors,

Director	Director

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

94 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Note 1 Description of Business

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

The Company is a corporation organized under the laws of Canada with its registered head office located at Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan, Canada, S7K 5R6. As at December 31, 2022, the Company had assets as follows:

Segment	Description

Nutrien Ag Solutions (“Retail”)

•  various retail facilities across the US, Canada, Australia and South America

•  private label and proprietary crop protection products and nutritionals

•  an innovative integrated digital platform for growers and crop consultants

•  a financing solutions provider in support of Nutrien’s agricultural product and service sales

Potash	• 6 operations in the province of Saskatchewan

Nitrogen

•  8 production facilities in North America: 4 in Alberta, 1 in Georgia, 1 in Louisiana, 1 in Ohio and 1 in Texas

•  1 large-scale operation in Trinidad

•  5 upgrade facilities in North America: 3 in Alberta, 1 in Missouri and 1 in Washington

•  50 percent investment in Profertil S.A. (“Profertil”), a nitrogen producer based in Argentina

Phosphate	• 2 mines and processing plants: 1 in Florida and 1 in North Carolina • phosphate feed plants in Illinois, Missouri and Nebraska • 1 industrial phosphoric acid plant in Ohio

Corporate and Others

•  investment in Canpotex Limited (“Canpotex”), a Canadian potash export, sales and marketing company owned in equal shares by Nutrien and another potash producer

•  22 percent investment in Sinofert Holdings Limited (“Sinofert”), a fertilizer supplier and distributor in China

Note 2 Basis of Presentation

We prepared these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We have consistently applied the same accounting policies throughout all periods presented, as if these policies had always been in effect, with the exception of the accounting standards adopted effective January 1, 2022, as disclosed in Note 30.

Certain immaterial 2021 figures have been reclassified in the consolidated statements of cash flows and segment information note.

These consolidated financial statements were authorized for issue by the Board of Directors on February 16, 2023.

Sensitivity analyses included throughout the notes should be used with caution as the changes are hypothetical and not reflective of future performance. The sensitivities have been calculated independently of changes in other key variables. Changes in one factor may result in changes in another, which could increase or reduce certain sensitivities. We prepared these consolidated financial statements under the historical cost basis, except for items that IFRS requires to be measured at fair value. Details of our accounting policies are primarily disclosed in Note 30. Reference to n/a indicates information is not applicable.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 95

Note 3 Segment Information

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and it provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

The Executive Leadership Team (“ELT”), composed of officers at the Executive Vice President level and above, is the Chief Operating Decision Maker (“CODM”). The CODM uses adjusted net earnings (loss) before finance costs, income taxes, and depreciation and amortization (“adjusted EBITDA”) to measure performance and allocate resources to the operating segments. The CODM considers adjusted EBITDA to be a meaningful measure because it is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. In addition, it excludes the impact of impairments and other costs that are centrally managed by our corporate function.

We determine the composition of the reportable segments based on factors including risks and returns, internal organization, and internal reports reviewed by the CODM. We allocate certain expenses across segments based on reasonable considerations such as production capacities or historical trends.

	2022	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales	– third party	21,266	7,600	6,755	2,263	–	–	37,884
	– intersegment	84	599	1,293	357	–	(2,333)	–
Sales	– total	21,350	8,199	8,048	2,620	–	(2,333)	37,884
	Freight, transportation and distribution	–	300	515	243	–	(186)	872
	Net sales	21,350	7,899	7,533	2,377	–	(2,147)	37,012
	Cost of goods sold	16,171	1,400	4,252	1,884	–	(2,119)	21,588
	Gross margin	5,179	6,499	3,281	493	–	(28)	15,424
	Selling expenses	3,392	10	28	7	(1)	(22)	3,414
	General and administrative expenses	200	9	17	13	326	–	565
	Provincial mining taxes	–	1,149	–	–	–	–	1,149
	Share-based compensation expense	–	–	–	–	63	–	63
	Reversal of impairment of assets (Note 13)	–	–	–	(780)	–	–	(780)
	Other expenses (income)	29	5	(137)	67	227	13	204
	Earnings (loss) before finance costs and income taxes	1,558	5,326	3,373	1,186	(615)	(19)	10,809
	Depreciation and amortization	752	443	558	188	71	–	2,012
	EBITDA [1]	2,310	5,769	3,931	1,374	(544)	(19)	12,821
	Integration and restructuring related costs	2	–	–	–	44	–	46
	Share-based compensation expense	–	–	–	–	63	–	63
	Reversal of impairment of assets (Note 13)	–	–	–	(780)	–	–	(780)
	COVID-19 coronavirus pandemic (“COVID-19”) related expenses	–	–	–	–	8	–	8
	Foreign exchange loss, net of related derivatives	–	–	–	–	31	–	31
	Gain on disposal of investment	(19)	–	–	–	–	–	(19)
	Adjusted EBITDA	2,293	5,769	3,931	594	(398)	(19)	12,170

	Assets	24,451	13,921	11,807	2,661	2,622	(876)	54,586

1	EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

96 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

2021		Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated
Sales	– third party	17,665	4,021	4,216	1,810	–	–	27,712
	– intersegment	69	386	921	236	–	(1,612)	–
Sales	– total	17,734	4,407	5,137	2,046	–	(1,612)	27,712
Freight, transportation and distribution		–	371	448	217	–	(185)	851
Net sales		17,734	4,036	4,689	1,829	–	(1,427)	26,861
Cost of goods sold		13,134	1,285	2,963	1,408	–	(1,338)	17,452
Gross margin		4,600	2,751	1,726	421	–	(89)	9,409
Selling expenses		3,124	9	24	6	(21)	–	3,142
General and administrative expenses		168	8	15	11	275	–	477
Provincial mining taxes		–	466	–	–	–	–	466
Share-based compensation expense		–	–	–	–	198	–	198
Impairment of assets (Note 13)		–	7	22	4	–	–	33
Other expenses (income)		86	22	(64)	15	253	–	312
Earnings (loss) before finance costs and income taxes		1,222	2,239	1,729	385	(705)	(89)	4,781
Depreciation and amortization		706	488	557	151	49	–	1,951
EBITDA		1,928	2,727	2,286	536	(656)	(89)	6,732
Integration and restructuring related costs		10	–	–	–	33	–	43
Share-based compensation expense		–	–	–	–	198	–	198
Impairment of assets (Note 13)		–	7	22	4	–	–	33
COVID-19 related expenses		–	–	–	–	45	–	45
Foreign exchange loss, net of related derivatives		–	–	–	–	39	–	39
Cloud computing transition adjustment (Note 6)		1	2	–	–	33	–	36

Adjusted EBITDA		1,939	2,736	2,308	540	(308)	(89)	7,126

Assets		22,387	13,148	11,093	1,699	2,266	(639)	49,954

Retail Segment Products	Sales

Crop nutrients	Dry and liquid macronutrient products including potash, nitrogen and phosphate, proprietary liquid micronutrient products, and nutrient application services.

Crop protection products	Various third-party supplier and proprietary products designed to maintain crop quality and manage plant diseases, weeds and other pests.

Seed	Various third-party supplier seed brands and proprietary seed product lines.

Merchandise	Fencing, feed supplements, livestock-related animal health products, storage and irrigation equipment, and other products.

Nutrien Financial	Financing solutions provided to Retail branches and customers in support of Nutrien’s agricultural product and service sales.

Services and other revenues	Product application, soil and leaf testing, crop scouting and precision agriculture services, and water services.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 97

	Products	Sales Prices Impacted By

Potash	• North American – primarily granular • Offshore (international) – primarily granular and standard

•  North American prices referenced at delivered prices (including transportation and distribution costs)

•  International prices pursuant to term and spot contract prices (excluding transportation and distribution costs)

Nitrogen	• Ammonia, urea, urea ammonium nitrate, industrial grade ammonium nitrate and ammonium sulfate	• Global energy costs and supply

Phosphate	• Solid fertilizer, liquid fertilizer, industrial products and feed products	• Global prices and supplies of ammonia and sulfur

	2022	2021
Retail sales by product line
Crop nutrients	10,060	7,290
Crop protection products	7,067	6,333
Seed	2,112	2,008
Merchandise	1,019	1,033
Nutrien Financial	267	189
Services and other [1]	966	980
Nutrien Financial elimination [1,2]	(141)	(99)

	21,350	17,734
Potash sales by geography
Manufactured product
North America	2,785	2,009
Offshore [3]	5,414	2,398

	8,199	4,407
Nitrogen sales by product line
Manufactured product
Ammonia	2,834	1,556
Urea	2,037	1,568
Solutions, nitrates and sulfates	1,996	1,274
Other nitrogen and purchased products	1,181	739

	8,048	5,137
Phosphate sales by product line
Manufactured product
Fertilizer	1,520	1,250
Industrial and feed	763	574
Other phosphate and purchased products	337	222

	2,620	2,046

1	Certain immaterial 2021 figures have been reclassified.
2	Represents elimination for the interest and service fees charged by Nutrien Financial to Retail branches.
3	Relates to Canpotex (Note 28) and includes other revenue representing provisional pricing adjustments of $(105) (2021 – $282).

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

98 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

	Sales – Third Party [1]				Non-Current Assets [2]

	2022		2021		2022	2021

United States	20,089		16,009		15,971	15,095
Canada	3,783		3,094		18,303	17,766
Australia	3,877		3,591		1,105	1,202
Canpotex (Note 28)	5,414		2,398		–	–
Trinidad	15		258		688	638
Brazil	1,136		567		851	391
Other	3,570	[3]	1,795	[3]	521	340
	37,884		27,712		37,439	35,432

1	Sales by location of customers.
2	Excludes financial instruments (other than equity-accounted investees), deferred tax assets and post-employment benefit assets.
3	Other third-party sales primarily relate to Argentina of $666 (2021 – $526), Europe of $856 (2021 – $236) and Others of $2,048 (2021 – $1,033).

Canpotex sales by market (%)	2022	2021

Latin America	34	38
Other Asian markets [1]	34	35
China	14	11
Other markets	10	10
India	8	6

1	All Asian markets except China and India.

Note 4 Nature of Expenses

	2022	2021
Purchased and produced raw materials and product for resale [1]	18,747	14,711
Depreciation and amortization	2,012	1,951
Employee costs [2]	2,968	3,007
Freight	1,094	1,023
(Reversal of) impairment of assets (Note 13)	(780)	33
Provincial mining taxes [3]	1,149	466
Integration and restructuring related costs	46	43
Contract services	745	590
Lease expense [4]	93	81
Fleet fuel, repairs and maintenance	359	302
Gain on disposal of investment	(19)	–
COVID-19 related expenses	8	45
Cloud computing transition adjustment	–	36
Other	653	643
Total cost of goods sold and expenses	27,075	22,931

1

Significant expenses include supplies, energy, fuel, purchases of raw material (natural gas – feedstock, sulfur, ammonia and reagents) and product for resale (crop nutrients and protection products, and seed).

2	Includes salaries and wages, employee benefits, and share-based compensation.
3	Includes Saskatchewan potash production tax, and Saskatchewan resource surcharge of $909 and $240 (2021 – $341 and $125), respectively, as required under Saskatchewan provincial legislation.
4	Includes lease expense relating to short-term leases, leases of low value and variable lease payments.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 99

Note 5 Share-based Compensation

Plans	Eligibility	Granted	Vesting Period	Maximum Term	Settlement

Stock Options	Officers and eligible employees	Annually	25 percent per year over four years	10 years	Shares [1]

Performance Share Units (“PSUs”)	Officers and eligible employees	Annually	On third anniversary of grant date based on total shareholder return over a three-year performance cycle, compared to average total shareholder return of a peer group of companies over the same period	Not applicable	Cash

Restricted Share Units (“RSUs”)	Officers and eligible employees	Annually	On third anniversary of grant date and not subject to performance conditions	Not applicable	Cash

Deferred Share Units (“DSUs”)	Non-executive directors	At the discretion of the Board of Directors	Fully vest upon grant	Not applicable	Cash [2]

Stock Appreciation Rights (“SARs”) / Tandem Stock Appreciation Rights (“TSARs”) [3]	Awards no longer granted; legacy awards only	Awards no longer granted; legacy awards only	25 percent per year over four years	10 years	Cash

1	Stock options may also be settled by cash settlement or, if approved by the Company, by a broker-assisted “cashless exercise” arrangement or a “net exercise” arrangement.
2

Directors can redeem their DSUs for cash only when they leave the Board of Directors for an amount equal to the market value of the common shares at the time of redemption or as mandated by the Nutrien DSU Plan.

3

Holders of TSARs have the ability to choose between (a) receiving in cash the price of our shares on the date of exercise in excess of the exercise price of the right or (b) receiving common shares by paying the exercise price of the right. Our past experience and future expectation is that substantially all TSAR holders will elect to choose the first option.

The weighted average fair value of stock options granted was estimated as of the date of the grant using the Black-Scholes-Merton option-pricing model. The weighted average grant date fair value of stock options per unit granted in 2022 was $20.49 (2021 – $11.77). The weighted average assumptions by year of grant that impacted current year results are as follows:

		Year of Grant

Assumptions	Based On	2022	2021
Exercise price per option	Quoted market closing price of common shares on the last trading day immediately preceding the date of the grant	77.50	56.64
Expected annual dividend yield (%)	Annualized dividend rate as of the date of the grant	2.45	3.22
Expected volatility (%)	Historical volatility of Nutrien’s shares over a period commensurate with the expected life of the grant	30	29
Risk-free interest rate (%)	Zero-coupon government issues implied yield available on equivalent remaining term at the time of the grant	2.00	1.11
Average expected life of options (years)	Historical experience	8.5	8.5

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

100 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

	Number of Shares Subject to Option		Weighted Average Exercise Price

	2022	2021	2022	2021
Outstanding – beginning of year	6,744,720	10,997,892	54.87	53.59
Granted	375,483	1,518,490	77.50	56.62
Exercised	(3,066,148)	(4,336,682)	54.37	45.24
Forfeited or cancelled	(66,219)	(375,005)	65.92	50.34
Expired	(102,358)	(1,059,975)	99.53	85.66
Outstanding – end of year	3,885,478	6,744,720	55.48	54.87

The aggregate grant date fair value of all stock options granted in 2022 was $8. The average share price in 2022 was $86.22 per share.

The following table summarizes information about our stock options outstanding as at December 31, 2022, with expiry dates ranging from May 2023 to February 2032:

	Options Outstanding			Options Exercisable

Range of Exercise Prices	Number	Weighted Average Remaining Life in Years	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$37.84 to $41.31	154,255	3	39.08	154,255	39.08
$41.32 to $43.36	1,084,241	5	42.23	194,063	42.23
$43.37 to $52.75	473,441	4	46.15	473,441	46.15
$52.76 to $55.08	487,590	4	53.54	234,175	53.54
$55.09 to $64.43	964,532	7	56.62	82,592	56.62
$64.44 to $109.45	721,419	5	84.78	375,420	91.49
	3,885,478	5	55.48	1,513,946	57.89

			Compensation Expense
	Units Granted in 2022	Units Outstanding as at December 31, 2022	2022	2021
Stock options	375,483	3,885,478	11	14
PSUs	508,528	2,011,838	13	104
RSUs	497,766	1,483,868	33	47
DSUs	23,721	392,550	2	12
SARs/TSARs	–	228,172	4	21
			63	198

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 101

Note 6 Other Expenses (Income)

	2022	2021
Integration and restructuring related costs	46	43
Foreign exchange loss, net of related derivatives	31	42
Earnings of equity-accounted investees	(247)	(89)
Bad debt expense	12	26
COVID-19 related expenses	8	45
Gain on disposal of investment	(19)	–
Project feasibility costs	79	50
Customer prepayment costs	42	45
Legal expenses	21	6
Consulting expenses	29	4
Employee special recognition award	61	–
Cloud computing transition adjustment	–	36
Other expenses	141	104
	204	312

In 2021, the IFRS Interpretations Committee published a final agenda decision that clarified how to recognize certain configuration and customization expenditures related to cloud computing with retrospective application. Costs that do not meet the capitalization criteria should be expensed as incurred. In 2021, we changed our accounting policy to align with the interpretation and previously capitalized costs that no longer qualified for capitalization were expensed as a transition adjustment since they were not material.

Note 7 Finance Costs

	2022	2021
Interest expense
Short-term debt	153	44
Long-term debt	333	415
Lease liabilities	35	33
Total interest expense	521	492
Loss on early extinguishment of debt	–	142
Unwinding of discount on asset retirement obligations (Note 22)	29	(9)
Interest on net defined benefit pension and other post-retirement plan obligations (Note 21)	8	9
Borrowing costs capitalized to property, plant and equipment	(37)	(29)
Interest income	(25)	(8)
Other finance costs	67	16
	563	613

Borrowing costs capitalized to property, plant and equipment in 2022 were calculated by applying an average capitalization rate of 4.1 percent (2021 – 4.1 percent) to expenditures on qualifying assets.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

102 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Note 8 Income Taxes

	2022	2021
Current income tax
Tax expense for current year	2,314	1,033
Adjustments in respect of prior years	63	(13)
Total current income tax expense	2,377	1,020
Deferred income tax
Origination and reversal of temporary differences	215	(30)
Adjustments in respect of prior years	(41)	6
Change in recognition of tax losses and deductible temporary differences	8	(6)
Impact of tax rate changes	–	(1)
Total deferred income tax expense (recovery)	182	(31)
Income tax expense included in net earnings	2,559	989

We operate in a specialized industry and in several tax jurisdictions; as a result, our earnings are subject to various rates of taxation.

The provision for income taxes differs from the amount that would have resulted from applying the Canadian statutory income tax rates to earnings before income taxes as follows:

	2022	2021
Earnings before income taxes
Canada	5,707	1,884
United States	3,447	1,319
Trinidad	487	256
Australia	263	204
Other	342	505
	10,246	4,168
Canadian federal and provincial statutory income tax rate (%)	27	27
Income tax at statutory rates	2,766	1,125
Adjusted for the effect of:
Impact of foreign tax rates	(132)	(98)
Non-taxable income	(98)	(18)
Production-related deductions	(51)	(24)
Withholding taxes	18	3
Non-deductible expenses	17	12
Other	39	(11)
Income tax expense included in net earnings	2,559	989

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 103

Deferred Income Taxes

	Deferred Income Tax (Assets) Liabilities		Deferred Income Tax (Recovery) Expense Recognized in Net Earnings

	2022	2021	2022	2021
Deferred income tax assets
Tax loss and other carryforwards	(396)	(297)	(93)	75
Asset retirement obligations and accrued environmental costs	(319)	(354)	35	21
Lease liabilities	(298)	(151)	(151)	47
Inventories	(155)	(126)	(30)	(90)
Pension and other post-retirement benefit liabilities	(151)	(178)	(1)	(45)
Long-term debt	(117)	(140)	21	(39)
Payables and accrued charges	(98)	(14)	(84)	(14)
Receivables	(48)	(44)	(4)	6
Other assets	(1)	(1)	–	11
Deferred income tax liabilities
Property, plant and equipment	4,305	3,765	545	132
Goodwill and intangible assets	347	404	(53)	(64)
Payables and accrued charges	–	–	–	(72)
Other liabilities	30	39	(3)	1
	3,099	2,903	182	(31)

Reconciliation of net deferred income tax liabilities:

	2022	2021
Balance – beginning of year	2,903	2,907
Income tax expense (recovery) recognized in net earnings	182	(31)
Income tax charge recognized in other comprehensive income (“OCI”)	7	30
Other	7	(3)
Balance – end of year	3,099	2,903

Amounts and expiry dates of unused tax losses and unused tax credits as at December 31, 2022, were:

	Amount	Expiry Date
Unused federal operating losses	1,508	2026 – Indefinite
Unused federal capital losses	562	Indefinite

The unused tax losses and credits with no expiry dates can be carried forward indefinitely.

As at December 31, 2022, we had $778 of federal tax losses for which we did not recognize deferred tax assets.

We have determined that it is probable that all recognized deferred tax assets will be realized through a combination of future reversals of temporary differences and taxable income.

We did not recognize deferred tax liabilities related to temporary differences associated with investments in subsidiaries and equity-accounted investees amounting to $13,060 as at December 31, 2022 (2021 – $10,241).

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

104 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Note 9 Net Earnings Per Share

	2022	2021
Weighted average number of common shares	538,475,000	569,664,000
Dilutive effect of stock options	1,535,000	1,625,000
Weighted average number of diluted common shares	540,010,000	571,289,000

Options excluded from the calculation of diluted net earnings per share due to the option exercise prices being greater than the average market price of common shares were as follows:

	2022	2021
Number of options excluded	567,409	2,393,822
Performance option plan years fully excluded [1]	2012 – 2014	2012 – 2015
Stock option plan years fully excluded	2022	2021

1	Previously granted under a legacy long-term incentive plan.

Note 10 Financial Instruments and Related Risk Management

Our ELT, along with the Board of Directors (including Board of Directors committees), is responsible for monitoring our risk exposures and managing our policies to address these risks. Our strategic and risk management processes are integrated to ensure we understand the benefit from the relationship between strategy, risk and value creation. Outlined below are our risk management strategies we have developed to mitigate the financial market risks that we are exposed to.

Credit Risks	Risk Management Strategies

Receivables from customers

•  establish credit approval policies and procedures for new and existing customers

•  extend credit to qualified customers through

•  review of credit agency reports, financial statements and/or credit references, as available

•  review of existing customer accounts every 12 to 24 months based on the credit limit amounts

•  evaluation of customer and country risk for international customers

•  establish credit period:

•  15 and 30 days for wholesale fertilizer customers

•  30 days for industrial and feed customers

•  30 to 360 days for Retail customers, including Nutrien Financial

•  up to 180 days for select export sales customers, including Canpotex

•  transact on a cash basis with certain customers who may not meet specified benchmark creditworthiness or cannot provide other evidence of ability to pay

•  execute agency arrangements with financial institutions or other partners with which we have only a limited recourse involvement

•  sell receivables to financial institutions which substantially transfer the risks and rewards

•  set eligibility requirements for Nutrien Financial to limit the risk of the receivables

•  may require security over certain crop or livestock inventories

•  set up provision using the lifetime expected credit loss method considering all possible default events over the expected life of a financial instrument. Receivables are grouped based on days past due and/or customer credit risk profile. Estimated losses on receivables are based on known troubled accounts and historical experience of losses incurred. Receivables are considered to be in default and are written off against the allowance when it is probable that all remaining contractual payments due will not be collected in accordance with the terms of the agreement.

Cash and cash equivalents and other receivables	• require acceptable minimum counterparty credit ratings • limit counterparty or credit exposure • select counterparties with investment-grade quality

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 105

Aging of receivables (%) as at December 31:

	2022			2021
	Retail (Nutrien Financial)	Retail (Excluding Nutrien Financial)	Potash, Nitrogen and Phosphate	Retail (Nutrien Financial)[1]	Retail (Excluding Nutrien Financial)	Potash, Nitrogen and Phosphate
Current	83	84	97	82	82	96
30 days or less past due	10	9	3	10	12	4
31 – 90 days past due	3	4	–	4	3	–
Greater than 90 days past due	4	3	–	4	3	–
	100	100	100	100	100	100

1	Certain immaterial 2021 figures have been reclassified.

Maximum exposure to credit risk as at December 31:

	2022	2021
Cash and cash equivalents	901	499
Receivables (excluding income tax receivable)	6,050	5,143
	6,951	5,642

Liquidity Risk	Risk Management Strategies

Access to cash

•  establish an external borrowing policy to maintain sufficient liquid financial resources to fund our operations and meet our commitments and obligations in a cost-effective manner

•  maintain an optimal capital structure

•  maintain investment-grade credit ratings that provide ease of access to the debt capital and commercial paper markets

•  maintain sufficient short-term credit availability

•  uphold long-term relationships with a sufficient number of high-quality and diverse lenders

Refer to Note 17 for our available credit facilities.

The following maturity analysis of our financial liabilities and gross settled derivative contracts (for which the cash flows are settled simultaneously) is based on the expected undiscounted contractual cash flows from the date of the consolidated balance sheets to the contractual maturity date.

2022	Carrying Amount of Liability as at December 31	Contractual Cash Flows	Within 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
Short-term debt [1]	2,142	2,142	2,142	–	–	–
Payables and accrued charges [2]	9,683	9,683	9,683	–	–	–
Long-term debt, including current portion [1]	8,582	13,420	932	2,292	1,249	8,947
Lease liabilities, including current portion [1]	1,204	1,374	337	427	199	411
Derivatives	35	35	35	–	–	–
	21,646	26,654	13,129	2,719	1,448	9,358

1

Contractual cash flows include contractual interest payments related to debt obligations and lease liabilities. Interest rates on debt with variable rates are based on the prevailing rates as at December 31, 2022.

2

Excludes non-financial liabilities and includes payables of approximately $1.9 billion related to our prepaid inventory to secure product discounts. We consider these payables to be part of our working capital. For these payables, we participated in arrangements where the vendors sold their right to receive payment to financial institutions without extending the original payment terms. These payables were paid in January 2023.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

106 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Foreign Exchange Risk	Risk Management Strategy

Foreign currency denominated accounts

•  execute foreign currency derivative contracts within certain prescribed limits for both forecast operating and capital expenditures to manage the earnings impact, including those related to our equity-accounted investees, that could occur from a reasonably possible strengthening or weakening of the US dollar

The fair value of our net foreign exchange currency derivative (liabilities) assets at December 31, 2022 was $(18) (2021 – $1). The following table presents the significant foreign currency derivatives that existed at December 31:

	2022			2021

Sell/buy	Notional	Maturities	Average contract rate	Notional	Maturities	Average contract rate
Derivatives not designated as hedges
Forwards
USD/Canadian dollars (“CAD”)	473	2023	1.3584	522	2022	1.2799
USD/Australian dollars (“AUD”)	13	2023	1.5929	19	2022	1.3841
AUD/USD	133	2023	1.5010	113	2022	1.3860
Brazilian real/USD	374	2023	5.6892	135	2022	5.4519
Options
USD/CAD – buy USD puts	–	–	–	20	2022	1.2500
USD/CAD – sell USD calls	–	–	–	20	2022	1.2600
AUD/USD – buy USD calls	–	–	–	71	2022	1.4060
AUD/USD – sell USD puts	–	–	–	72	2022	1.3797
Derivatives designated as hedges
Forwards
USD/CAD	487	2023	1.3255	343	2022	1.2547

Market Risks	Type	Risk Management Strategies

Interest rate	Short-term and long-term debt

•  use a portfolio of fixed and floating rate instruments

•  align current and long-term assets with demand and fixed-term debt

•  monitor the effects of market changes in interest rates

•  use interest rate swaps, if desired

We do not believe we have material exposure to interest or price risk on our financial instruments as at December 31, 2022 and 2021.
Price	Natural gas derivative instruments

•  diversify our forecast gas volume requirements, including a portion of annual requirements purchased at spot market prices, a portion at fixed prices (up to 10 years) and a portion indexed to the market price of ammonia

•  acquire a reliable supply of natural gas feedstock and fuel on a location-adjusted, cost-competitive basis

Price	Investment at fair value	• ensure the security of principal amounts invested • provide for an adequate degree of liquidity • achieve a satisfactory return

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 107

Fair Value

Financial instruments included in the consolidated balance sheets are measured either at fair value or amortized cost. The following tables explain the valuation methods used to determine the fair value of each financial instrument and its associated level in the fair value hierarchy.

Financial Instruments at Fair Value	Fair Value Method

Cash and cash equivalents	Carrying amount (approximation to fair value assumed due to short-term nature)

Equity securities	Closing bid price of the common shares as at the balance sheet date

Debt securities	Closing bid price of the debt or other instruments with similar terms and credit risk (Level 2) as at the balance sheet date

Foreign currency derivatives not traded in an active market	Quoted forward exchange rates (Level 2) as at the balance sheet date

Foreign exchange forward contracts, swaps and options, and natural gas swaps not traded in an active market	Based on a discounted cash flow model. Inputs included contractual cash flows based on prices for natural gas futures contracts, fixed prices and notional volumes specified by the swap contracts, the time value of money, liquidity risk, our own credit risk (related to instruments in a liability position) and counterparty credit risk (related to instruments in an asset position). Futures contract prices used as inputs in the model were supported by prices quoted in an active market and therefore categorized in Level 2.

Financial Instruments at Amortized Cost	Fair Value Method

Receivables, short-term debt, and payables and accrued charges	Carrying amount (approximation to fair value assumed due to short-term nature)

Long-term debt	Quoted market prices (Level 1 or 2 depending on the market liquidity of the debt)

Other long-term debt instruments	Carrying amount

The following table presents our fair value hierarchy for financial instruments carried at fair value on a recurring basis or measured at amortized cost and require fair value disclosure:

	2022				2021

Financial assets (liabilities) measured at	Carrying Amount	Level 1	Level 2	Level 3	Carrying Amount	Level 1	Level 2	Level 3
Fair value on a recurring basis [1]
Cash and cash equivalents	901	–	901	–	499	–	499	–
Derivative instrument assets	7	–	7	–	19	–	19	–
Other current financial assets – marketable securities [2]	148	19	129	–	134	19	115	–
Investments at fair value through other comprehensive income (“FVTOCI”) (Note 15)	200	190	–	10	244	234	–	10
Derivative instrument liabilities	(35)	–	(35)	–	(20)	–	(20)	–
Amortized cost
Current portion of long-term debt
Notes and debentures	(500)	(493)	–	–	(500)	(506)	–	–
Fixed and floating rate debt	(42)	–	(42)	–	(45)	–	(45)	–
Long-term debt
Notes and debentures	(7,910)	(3,581)	(3,656)	–	(7,424)	(4,021)	(4,709)	–
Fixed and floating rate debt	(130)	–	(130)	–	(97)	–	(97)	–

1

During 2022 and 2021, there were no transfers between levels for financial instruments measured at fair value on a recurring basis. Our policy is to recognize transfers at the end of the reporting period.

2	Marketable securities consist of equity and fixed income securities.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

108 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Note 11 Receivables

	Segment	2022	2021
Receivables from customers
Third parties	Retail (Nutrien Financial) [1]	2,705	2,178
	Retail	1,293	977
	Potash, Nitrogen, Phosphate	827	804
Related party – Canpotex	Potash (Note 28)	866	828
Less allowance for expected credit losses of receivables from customers		(95)	(82)
		5,596	4,705
Rebates		172	222
Income taxes (Note 8)		144	223
Other receivables		282	216
		6,194	5,366

1	Includes $2,260 of very low risk of default and $445 of low risk of default (2021 – $1,792 of very low risk of default and $386 of low risk of default).

Qualifying receivables from customers financed by Nutrien Financial represents high-quality receivables from customers that have been rated very low to low risk of default among Retail’s receivables from customers.

Customer credit with a financial institution of $445 at December 31, 2022, related to our agency agreement, is not recognized in our consolidated balance sheets. Through the agency agreement, we only have a limited recourse involvement to the extent of an indemnification of the financial institution to a maximum of 5 percent (2021 – 5 percent) of the qualified customer loans. Historical indemnification losses on this arrangement have been negligible, and the average aging of the customer loans with the financial institution is current.

Note 12 Inventories

	2022	2021
Product purchased for resale	5,885	4,889
Finished products	612	410
Intermediate products	184	206
Raw materials	425	337
Materials and supplies	526	486
	7,632	6,328

By Segment	2022	2021
Retail	6,035	5,018
Potash	398	312
Nitrogen	706	553
Phosphate	493	445
	7,632	6,328

Inventories expensed to cost of goods sold during the year were $21,371 (2021 – $17,243).

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 109

Note 13 Property, Plant and Equipment

	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Mine Development Costs	Assets Under Construction	Total
Useful life range (years)	1 – 85	1 – 70	1 – 80	1 – 60	n/a
Carrying amount – December 31, 2021	1,073	6,305	10,221	853	1,564	20,016
Acquisitions (Note 25)	12	40	23	–	65	140
Additions	17	9	25	–	2,202	2,253
Additions – Right-of-use (“ROU”) assets	–	51	230	–	–	281
Disposals	(9)	(13)	(24)	–	–	(46)
Transfers	35	163	1,281	170	(1,649)	–
Foreign currency translation and other	5	2	55	30	(90)	2
Depreciation	(35)	(185)	(1,006)	(94)	–	(1,320)
Depreciation – ROU assets	(2)	(58)	(279)	–	–	(339)
Reversal of impairment	105	26	491	149	9	780
Carrying amount – December 31, 2022	1,201	6,340	11,017	1,108	2,101	21,767
Balance – December 31, 2022 is composed of:
Cost	1,605	8,795	22,023	2,699	2,101	37,223
Accumulated depreciation and impairments	(404)	(2,455)	(11,006)	(1,591)	–	(15,456)
Carrying amount – December 31, 2022	1,201	6,340	11,017	1,108	2,101	21,767
Balance – December 31, 2022 is composed of:
Owned property, plant and equipment	1,173	5,956	10,267	1,108	2,101	20,605
ROU assets	28	384	750	–	–	1,162
Carrying amount – December 31, 2022	1,201	6,340	11,017	1,108	2,101	21,767
Carrying amount – December 31, 2020	1,090	6,305	10,336	723	1,206	19,660
Acquisitions (Note 25)	2	3	5	–	–	10
Additions	7	18	97	–	1,646	1,768
Additions – ROU assets	–	140	238	–	–	378
Disposals	(29)	(21)	(35)	–	(1)	(86)
Transfers	38	142	874	145	(1,199)	–
Foreign currency translation and other	2	(34)	(41)	55	(83)	(101)
Depreciation	(35)	(191)	(991)	(70)	–	(1,287)
Depreciation – ROU assets	(2)	(57)	(248)	–	–	(307)
Impairment	–	–	(14)	–	(5)	(19)
Carrying amount – December 31, 2021	1,073	6,305	10,221	853	1,564	20,016
Balance – December 31, 2021 is composed of:
Cost	1,547	8,584	20,627	2,496	1,564	34,818
Accumulated depreciation and impairments	(474)	(2,279)	(10,406)	(1,643)	–	(14,802)
Carrying amount – December 31, 2021	1,073	6,305	10,221	853	1,564	20,016
Balance – December 31, 2021 is composed of:
Owned property, plant and equipment	1,044	5,930	9,517	853	1,564	18,908
ROU assets	29	375	704	–	–	1,108
Carrying amount – December 31, 2021	1,073	6,305	10,221	853	1,564	20,016

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

110 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Depreciation of property, plant and equipment was included in the following:

	2022	2021
Freight, transportation and distribution	148	133
Cost of goods sold	1,024	1,052
Selling expenses	424	416
General and administrative expenses	42	36
Depreciation recorded in earnings	1,638	1,637
Depreciation recorded in inventory	151	112

Impairment Reversals

In 2022, we revised our pricing forecasts to reflect the current macroeconomic environment, which triggered an impairment review at our Phosphate cash-generating units (“CGUs”), Aurora and White Springs. In 2020, we recorded a total impairment of assets relating to property plant and equipment at Aurora of $545. In 2017 and 2020, we recorded total impairment of assets at White Springs relating to property, plant and equipment of $250 and $215, respectively.

Due to increases in our forecasts, the recoverable amounts of both CGUs were above their carrying amounts. As a result, we fully reversed the previously recorded impairments, net of depreciation that would have been incurred had no impairment been recognized, in the statement of earnings relating to property, plant and equipment.

Cash-generating units	Aurora	White Springs
Segment	Phosphate
Impairment reversal indicator	Higher forecasted global prices
Impairment reversal date	June 30, 2022	September 30, 2022
Valuation methodology	Fair value less costs of disposal (“FVLCD”), a Level 3 measurement	Value in use (“VIU”)
Valuation technique	Five-year DCF [1]	DCF	[2]
Recoverable amount	2,900	770
Carrying amount	1,200	425
Pre-tax impairment reversal (net of depreciation)	450	330

1	Five-year discounted cash flow plus a terminal year to end of mine life.
2	Discounted cash flow to end of mine life.

The recoverable amount estimate is most sensitive to the following key assumptions: our internal sales and input price forecasts, which consider projections from independent third-party data sources, discount rate and expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, external price benchmarks, and mineral reserve technical reports, as well as industry and market trends.

Cash-generating units	Aurora	White Springs
Key assumptions [1]
End of mine life (proven and probable reserves) (year)	2050	2030
Long-term growth rate (%)	2.0	n/a
Pre-tax discount rate (%)	n/a	15.2	[2]
Post-tax discount rate (%)	10.4	12.0	[2]
Forecasted EBITDA [3]	3,090	980

1	At impairment reversal date.
2	Discount rate used in the previous measurement was 12.0% (pre-tax – 15.2%).
3	First five years of the forecast period.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 111

Note 14 Goodwill and Intangible Assets

		Intangible Assets

	Goodwill	Customer Relationships [2]	Technology	Trade Names	Other	Total
Useful life range (years)	n/a	3 – 15	2 – 20	1 – 20 [3]	1 – 30
Carrying amount – December 31, 2021	12,220	1,350	595	80	315	2,340
Acquisitions (Note 25)	200	59	–	22	23	104
Additions – internally developed	–	–	216	–	6	222
Foreign currency translation and other	(52)	(13)	14	1	(1)	1
Disposals	–	(1)	(1)	–	–	(2)
Amortization [1]	–	(166)	(122)	(8)	(72)	(368)
Carrying amount – December 31, 2022	12,368	1,229	702	95	271	2,297
Balance – December 31, 2022 is composed of:
Cost	12,375	2,001	1,028	150	649	3,828
Accumulated amortization and impairment	(7)	(772)	(326)	(55)	(378)	(1,531)
Carrying amount – December 31, 2022	12,368	1,229	702	95	271	2,297
Carrying amount – December 31, 2020	12,198	1,515	437	75	361	2,388
Acquisitions (Note 25)	77	16	–	–	–	16
Additions – internally developed	–	–	118	19	9	146
Foreign currency translation and other	(49)	(15)	143	(3)	13	138
Disposals	(6)	–	–	–	–	–
Cloud computing transition adjustment (Note 6)	–	–	(34)	–	–	(34)
Amortization [1]	–	(166)	(69)	(11)	(68)	(314)
Carrying amount – December 31, 2021	12,220	1,350	595	80	315	2,340
Balance – December 31, 2021 is composed of:
Cost	12,227	1,961	808	127	619	3,515
Accumulated amortization and impairment	(7)	(611)	(213)	(47)	(304)	(1,175)
Carrying amount – December 31, 2021	12,220	1,350	595	80	315	2,340

1	Amortization of $302 was included in selling expenses during the year ended December 31, 2022 (2021 – $260).
2	The average remaining amortization period of customer relationships as at December 31, 2022, was approximately 4 years.
3	Certain trade names have indefinite useful lives as there are no regulatory, legal, contractual, cooperative, economic or other factors that limit their useful lives.

Goodwill Impairment Testing

Goodwill by cash-generating unit or group of cash-generating units	2022	2021
Retail – North America	6,898	6,898
Retail – International	927	779
Potash	154	154
Nitrogen	4,389	4,389
	12,368	12,220

We performed our annual impairment test on goodwill and did not identify any impairment.

In 2022, North American central banks increased their benchmark borrowing rates, which are a component of our discount rate for impairment testing. As a result of these increases, we revised our discount rates throughout 2022, which triggered impairment testing for our Retail – North America group of CGUs as at June 30, 2022 and September 30, 2022. No impairment was recognized during these interim testing periods.

Goodwill is more susceptible to impairment risk if there is an increase in the discount rate, or a deterioration in business operating results or economic conditions and actual results do not meet our forecasts. As at September 30, 2022, the Retail – North America group of CGUs carrying amount approximated its recoverable amount. A 25 basis point increase in the discount rate would have resulted in an impairment of the carrying amount of goodwill of approximately $500. A decrease in forecasted EBITDA and cash flows or a reduction in the terminal growth rate could result in impairment in the future.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

112 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Retail – North America – Key Assumptions	As at September 30, 2022	As at June 30, 2022
Terminal growth rate (%)	2.5	2.5
Forecasted EBITDA over forecast period (billions)	7.6	7.5
Discount rate (%)	8.5	8.0

In testing for impairment of goodwill, we calculate the recoverable amount for a CGU or groups of CGUs containing goodwill. We used the FVLCD methodology based on after-tax discounted cash flows (five-year projections plus a terminal value) and incorporated assumptions an independent market participant would apply, including considerations related to climate-change initiatives. We adjusted discount rates for each CGU or group of CGUs for the risk associated with achieving our forecasts and for the country risk premium in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization and comparative market multiples to ensure discounted cash flow results are reasonable.

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and cash flow forecasts. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market trends.

The remaining CGUs were tested as part of our annual impairment test and the following table indicates the key assumptions used:

	Terminal Growth Rate (%)		Discount Rate (%)

	2022	2021	2022	2021
Retail – International [1]	2.0 – 6.0	2.0 – 6.2	8.9 – 16.0	8.0 – 15.5
Potash	2.5	2.5	8.3	7.7
Nitrogen	2.0	2.0	9.3	7.8

1	The discount rates reflect the country risk premium and size for our international groups of CGUs.

Note 15 Investments

Name	Principal Activity	Principal Place of Business and Incorporation	Proportion of Ownership Interest and Voting Rights Held (%)		Carrying Amount

			2022	2021	2022	2021
Equity-accounted investees
Profertil	Nitrogen producer	Argentina	50	50	453	277
Canpotex	Marketing and logistics of potash	Canada	50	50	–	–
Other associates and joint ventures					190	182
Total equity-accounted investees					643	459
Investments at FVTOCI
Sinofert	Fertilizer supplier and distributor	China/Bermuda	22	22	190	234
Other					10	10
Total investments at FVTOCI					200	244
Total investments					843	703

We continuously assess our ability to exercise significant influence or joint control over our investments. Our 22 percent ownership in Sinofert does not constitute significant influence as we do not have any representation on the board of directors of Sinofert. We elected to account for our investment in Sinofert as FVTOCI as it is held for strategic purposes.

Future conditions related to Profertil may be affected by political, economic and social instability. We are exposed to foreign exchange risk related to fluctuations in the Argentine peso against the US dollar and currency controls, which may restrict our ability to obtain dividends from Profertil.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 113

Note 16 Other Assets

	2022	2021
Deferred income tax assets (Note 8)	448	262
Ammonia catalysts – net of accumulated amortization of $94 (2021 – $85)	104	88
Long-term income tax receivable (Note 8)	54	166
Accrued pension benefit assets (Note 21)	157	170
Other	206	143
	969	829

Note 17 Short-term Debt

	Rate of Interest (%)			2022	2021
Credit facilities
Unsecured revolving term credit facility			5.3	500	-
Other unsecured credit facilities
South America	1.3	–	76.0	453	74
Australia			3.9	190	211
Other			2.1	9	28
Commercial paper [1]	4.8	–	5.2	783	1,170
Other short-term debt				207	77
				2,142	1,560

1

We use our $4,500 commercial paper program for our short-term cash requirements. The amount available under the commercial paper program is limited to the availability of backup funds under the $4,500 unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Our credit facilities are renegotiated periodically. Our total credit facility limits as at December 31 were:

Credit facilities	2022	2021
Unsecured revolving term facility [1]	4,500	4,500
Unsecured revolving term facility [2]	2,000	-
Uncommitted revolving demand facility	1,000	500
Other credit facilities [3]	1,180	720

1

In 2022, we extended the maturity date from June 4, 2026 to September 14, 2027, subject to extension at the request of Nutrien provided that the resulting maturity date may not exceed five years from the date of request.

2	In 2022, we entered into a new $2,000 unsecured revolving term credit facility, with the same principal covenants and events of default as our existing $4,500 unsecured revolving term credit facility.
3	Total facility limit amounts include some facilities with maturities in excess of one year.

Principal covenants and events of default under the unsecured revolving term credit facilities include a debt to capital ratio (refer to Note 24) and other customary events of default and covenant provisions. Non-compliance with such covenants could result in accelerated repayment and/or termination of the credit facility. We were in compliance with all covenants as at December 31, 2022.

In 2022, to help temporarily manage normal seasonal working capital swings, we entered into non-revolving term credit facilities with an aggregate principal amount of $2,000, which had the same principal covenants and events of default as our existing revolving term credit facilities. The $2,000 non-revolving term credit facilities were fully repaid and subsequently terminated after the new $2,000 unsecured revolving term credit facility was entered into, as described above.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

114 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Note 18 Long-term Debt

	Rate of Interest (%)	Maturity	2022	2021
Notes [1]
	3.150	October 1, 2022	-	500
	1.900	May 13, 2023	500	500
	5.900	November 7, 2024	500	-
	3.000	April 1, 2025	500	500
	5.950	November 7, 2025	500	-
	4.000	December 15, 2026	500	500
	4.200	April 1, 2029	750	750
	2.950	May 13, 2030	500	500
	4.125	March 15, 2035	450	450
	7.125	May 23, 2036	212	212
	5.875	December 1, 2036	500	500
	5.625	December 1, 2040	500	500
	6.125	January 15, 2041	401	401
	4.900	June 1, 2043	500	500
	5.250	January 15, 2045	489	489
	5.000	April 1, 2049	750	750
	3.950	May 13, 2050	500	500
Debentures [1]	7.800	February 1, 2027	120	120
Other credit facilities [2]	Various	Various	165	141
Other long-term debt	n/a	Various	7	-
			8,344	7,813
Add net unamortized fair value adjustments			310	325
Less net unamortized debt issue costs			(72)	(72)
			8,582	8,066
Less current maturities			(542)	(545)
			8,040	7,521

1

Each series of notes and debentures is unsecured and has no sinking fund requirements prior to maturity. Each series is redeemable and has various provisions that allow redemption prior to maturity, at our option, at specified prices.

2

Other credit facilities are unsecured and consist of South America facilities with debt of $162 (2021 – $137) and interest rates ranging from 1.9 percent to 17.4 percent and other facilities with debt of $3 (2021 – $4) and an interest rate of 4.0 percent.

We are subject to certain customary covenants including limitation on liens, merger and change of control covenants, and customary events of default. As calculated in Note 24, we were in compliance with these covenants as at December 31, 2022.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 115

The following is a summary of changes in liabilities arising from financing activities:

	Short-Term Debt	Long-Term Debt	Lease Liabilities	Total
Balance – December 31, 2021	1,560	8,066	1,220	10,846
Cash flows (cash inflows and outflows presented on a net basis)	529	475	(341)	663
Additions and other adjustments to ROU assets	–	–	334	334
Foreign currency translation and other non-cash changes	53	41	(9)	85
Balance – December 31, 2022	2,142	8,582	1,204	11,928
Balance – December 31, 2020	159	10,061	1,140	11,360
Cash flows (cash inflows and outflows presented on a net basis)	1,344	(2,133)	(320)	(1,109)
Loss on early extinguishment of debt	–	142	–	142
Additions and other adjustments to ROU assets	–	–	408	408
Foreign currency translation and other non-cash changes	57	(4)	(8)	45
Balance – December 31, 2021	1,560	8,066	1,220	10,846

Note 19 Lease Liabilities

	Average Rate of Interest (%)	2022	2021
Lease liabilities – non-current	3.3	899	934
Current portion of lease liabilities	3.0	305	286
Total		1,204	1,220

Note 20 Payables and Accrued Charges

	2022	2021
Trade and other payables	5,797	5,179
Customer prepayments	2,298	2,083
Dividends	244	257
Accrued compensation	681	669
Current portion of asset retirement obligations and accrued environmental costs (Note 22)	234	170
Accrued interest	102	80
Current portion of share-based compensation (Note 5)	142	185
Current portion of derivatives	35	20
Income taxes (Note 8)	899	606
Provincial mining taxes	114	53
Other taxes	59	50
Current portion of pension and other post-retirement benefits (Note 21)	15	16
Other accrued charges and others	671	684
	11,291	10,052

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

116 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Note 21 Pension and Other Post-retirement Benefits

We offer the following pension and other post-retirement benefits to qualified employees: defined benefit pension plans; defined contribution pension plans; and health, dental and life insurance, referred to as other defined benefit plans. Substantially all our employees participate in at least one of these plans.

Description of Defined Benefit Pension Plans

	Plan Type	Contributions

United States

•  non-contributory,

•  guaranteed annual pension payments for life,

•  benefits generally depend on years of service and compensation level in the final years leading up to age 65,

•  benefits available starting at age 55 at a reduced rate, and

•  plans provide for maximum pensionable salary and maximum annual benefit limits.

• made to meet or exceed minimum funding requirements of the Employee Retirement Income Security Act of 1974 and associated Internal Revenue Service regulations and procedures.
Canada		• made to meet or exceed minimum funding requirements based on provincial statutory requirements and associated federal taxation rules.

Supplemental Plans in US and Canada for Senior Management	• non-contributory, • unfunded, and • supplementary pension benefits.	• provided for by charges to earnings sufficient to meet the projected benefit obligations, and • payments to plans are made as plan payments to retirees occur.

Our defined benefit pension plans are funded with separate funds that are legally separated from the Company and administered through an employee benefits or management committee in each country, which is composed of our employees. The employee benefits or management committee is required by law to act in the best interests of the plan participants and, in the US and Canada, is responsible for the governance of the plans, including setting certain policies (e.g., investment and contribution) of the funds. The current investment policy for each country’s plans generally does not include any asset/liability matching strategies or currency hedging strategies. Plan assets held in trusts are governed by local regulations and practices in each country, as is the nature of the relationship between the Company and the trustees and their composition.

Description of Other Post-Retirement Plans

We provide health care plans for certain eligible retired employees in the US, Canada and Trinidad. Eligibility for these benefits is generally based on a combination of age and years of service at retirement. Certain terms of the plans include

•	coordination with government-provided medical insurance in each country;

•	certain unfunded cost-sharing features such as co-insurance, deductibles and co-payments – benefits subject to change;

•	for certain plans, maximum lifetime benefits;

•	at retirement, the employee’s spouse and certain dependent children may be eligible for coverage;

•	benefits are self-insured and are administered through third-party providers; and

•	generally, retirees contribute towards annual cost of the plans.

We provide non-contributory life insurance plans for certain retired employees who meet specific age and service eligibility requirements.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 117

Risks

The defined benefit pension and other post-retirement plans expose us to broadly similar actuarial risks. The most significant risks include investment risk and interest rate risk as discussed below. Other risks include longevity risk and salary risk.

Investment risk

A deficit will be created if plan assets underperform the discount rate used in the defined benefit obligation valuation. To mitigate investment risk, we employ

•  a total return on investment approach whereby a diversified mix of equities and fixed income investments is used to maximize long-term return for a prudent level of risk; and

•  risk tolerance established through careful consideration of plan liabilities, plan funded status and corporate financial condition.

Other assets such as private equity and hedge funds are not used at this time. Our policy is not to invest in commodities, precious metals, mineral rights, bullions or collectibles. Investment risk is measured and monitored on an ongoing basis through quarterly investment portfolio reviews, annual liability measurements and periodic asset/liability studies.

Interest rate risk	A decrease in bond interest rates will increase the pension liability; however, this is generally expected to be partially offset by an increase in the return on the plan’s debt investments.

Financial Information

	2022			2021

	Obligation	Plan Assets	Net	Obligation	Plan Assets	Net
Balance – beginning of year	(1,996)	1,731	(265)	(2,066)	1,706	(360)
Components of defined benefit expense recognized in earnings
Current service cost for benefits earned during the year	(27)	–	(27)	(36)	–	(36)
Interest (expense) income	(60)	52	(8)	(57)	48	(9)
Past service cost, including curtailment gains and settlements	24	(39)	(15)	(2)	–	(2)
Foreign exchange rate changes and other	28	(21)	7	(7)	(1)	(8)
Subtotal of components of defined benefit (recovery) expense recognized in earnings	(35)	(8)	(43)	(102)	47	(55)
Remeasurements of the net defined benefit liability recognized in OCI during the year
Actuarial gain arising from:
Changes in financial assumptions	423	–	423	83	–	83
Changes in demographic assumptions	21	–	21	9	–	9
(Loss) gain on plan assets (excluding amounts included in net interest)	–	(337)	(337)	–	33	33
Subtotal of remeasurements [2]	444	(337)	107	92	33	125
Cash flows
Contributions by plan participants	(6)	6	–	(6)	6	–
Employer contributions	–	24	24	–	25	25
Benefits paid	86	(86)	–	86	(86)	–
Subtotal of cash flows	80	(56)	24	80	(55)	25
Balance – end of year [1]	(1,507)	1,330	(177)	(1,996)	1,731	(265)
Balance is composed of:
Non-current assets
Other assets (Note 16)			157			170
Current liabilities
Payables and accrued charges (Note 20)			(15)			(16)
Non-current liabilities
Pension and other post-retirement benefit liabilities			(319)			(419)

1	Obligations arising from funded and unfunded pension plans are $1,255 and $252 (2021 – $1,659 and $337), respectively. Other post-retirement benefit plans have no plan assets and are unfunded.
2	Certain immaterial figures have been reclassified in 2021.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

118 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Plan Assets

As at December 31, the fair value of plan assets of our defined benefit pension plans, by asset category, were as follows:

	2022			2021

	Quoted Prices in Active Markets for Identical Assets	Other [1]	Total	Quoted Prices in Active Markets for Identical Assets	Other [1]	Total
Cash and cash equivalents	93	4	97	11	7	18
Equity securities and equity funds
US	8	107	115	22	257	279
International	–	14	14	–	28	28
Debt securities [2]	–	841	841	–	1,020	1,020
Other	–	263	263	–	386	386
Total pension plan assets	101	1,229	1,330	33	1,698	1,731

1

Approximately 100 percent (2021 – 100 percent) of the Other plan assets are held in funds whose fair values are estimated using their net asset value per share. For the majority of these funds, the redemption frequency is immediate. The Plan Committee manages the asset allocation based upon our current liquidity and income needs.

2	Debt securities included US securities of 77 percent (2021 – 71 percent) and International securities of 22 percent (2021 – 28 percent) and Mortgage Backed Securities of 1 percent (2021 – 1 percent).

We use letters of credit or surety bonds to secure certain Canadian unfunded defined benefit plan liabilities as at December 31, 2022.

We expect to contribute approximately $128 to all pension and post-retirement plans in 2023. Total contributions recognized as expense under all defined contribution plans for 2022 was $128 (2021 – $111).

We used the following significant assumptions to determine the benefit obligations and expense for our significant plans as at and for the year ended December 31. These assumptions are determined by management and are reviewed annually by our independent actuaries.

	Pension		Other

	2022	2021	2022	2021
Assumptions used to determine the benefit obligations [1] :
Discount rate (%)	5.01	3.09	4.86	2.97
Rate of increase in compensation levels (%)	4.29	4.27	n/a	n/a
Medical cost trend rate – assumed (%) [2]	n/a	n/a	4.50 – 7.00	4.50 – 6.50
Medical cost trend rate – year reaches ultimate trend rate	n/a	n/a	2033	2030
Mortality assumptions (years) [3]
Life expectancy at 65 for a male member currently at age 65	20.6	20.7	20.5	20.6
Life expectancy at 65 for a female member currently at age 65	22.9	22.9	23.2	23.2
Average duration of the defined benefit obligations (years) [4]	12.7	15.3	12.8	14.9

1	The current year’s expense is determined using the assumptions that existed at the end of the previous year.
2	We assumed a graded medical cost trend rate starting at 7.00 percent in 2022, moving to 4.50 percent by 2033 (2021 – starting at 6.50 percent, moving to 4.50 percent by 2030).
3	Based on actuarial advice in accordance with the latest available published tables, adjusted where appropriate to reflect future longevity improvements for each country.
4	Weighted average length of the underlying cash flows.

Of the most significant assumptions, a change in discount rates has the greatest potential impact on our pension and other post-retirement benefit plans, with sensitivity to change as follows:

		2022		2021

	Change in Assumption	Benefit Obligations	Expense in Earnings Before Income Taxes	Benefit Obligations	Expense in Earnings Before Income Taxes
As reported		1,507	43	1,996	55
Discount rate	1.0 percentage point decrease	210	20	330	20
	1.0 percentage point increase	(170)	(20)	(260)	(20)

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 119

Note 22 Asset Retirement Obligations and Accrued Environmental Costs

			Discount Rate

December 31, 2022	Cash Flow Payments (years) [1]	Discounted Cash Flows [2,3]	+0.5%	-0.5%
Asset retirement obligations			(60)	80
Retail	1 – 30	21
Potash	29 – 462	102
Phosphate	1 – 78	518
Corporate and others [4,5]	1 – 484	546
Accrued environmental costs			(5)	5
Retail	1 – 30	75
Corporate and others	1 – 20	375
Total		1,637

1	Time frame in which payments are expected to principally occur from December 31, 2022. Adjustments to the years can result from changes to the mine life and/or changes in the rate of tailings volumes.
2

Risk-free discount rates used to discount cash flows reflect current market assessments of the time value of money and the risks specific to the timing and jurisdiction of the obligation. Risk-free rates range from 3.0 percent to 5.5 percent.

3

Total undiscounted cash flows are $4.0 billion. For the Potash segment, this represents total undiscounted cash flows in the first year of decommissioning. This excludes subsequent years of tailings dissolution, fine tails capping, tailings management area reclamation, post-reclamation activities and monitoring, and final decommissioning, which are estimated to take an additional 125 to 433 years.

4

For nitrogen sites, we have not recorded any asset retirement obligations as no significant asset retirement obligations have been identified or there is no reasonable basis for estimating a date or range of dates of cessation of operations. We considered the historical performance of our facilities as well as our planned maintenance, major upgrades and replacements, which can extend the useful lives of our facilities indefinitely.

5	Includes certain potash and phosphate sites that are non-operating sites, with the majority of phosphate site payments taking place over the next 17 years.

	Asset Retirement Obligations	Accrued Environmental Costs	Total
Balance – December 31, 2021	1,231	505	1,736
Disposals	–	(7)	(7)
Change in estimates	36	2	38
Settlements	(81)	(41)	(122)
Accretion	27	2	29
Foreign currency translation and other	(26)	(11)	(37)
Balance – December 31, 2022	1,187	450	1,637
Balance – December 31, 2022 is composed of:
Current liabilities
Payables and accrued charges (Note 20)	165	69	234
Non-current liabilities
Asset retirement obligations and accrued environmental costs	1,022	381	1,403

We are subject to numerous environmental requirements under federal, provincial, state and local laws in the countries in which we operate. We have gypsum stack capping, and closure and post-closure obligations through our subsidiaries, PCS Phosphate Company, Inc. in White Springs, Florida, and PCS Nitrogen Inc. in Geismar, Louisiana, pursuant to the financial assurance regulatory requirements in those states. As at December 31, 2022, we had $391 in surety bonds and letters of credit outstanding relating to these financial assurance obligations. The recorded provisions may not necessarily reflect our obligations under these financial assurances.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

120 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Note 23 Share Capital

Authorized

We are authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares. The common shares are not redeemable or convertible. The preferred shares may be issued in one or more series with rights and conditions to be determined by the Board of Directors.

Issued

	Number of Common Shares	Share Capital
Balance – December 31, 2021	557,492,516	15,457
Issued under option plans and share-settled plans	3,066,148	202
Repurchased	(53,312,559)	(1,487)
Balance – December 31, 2022	507,246,105	14,172

Share Repurchase Programs

	Commencement Date	Expiry	Maximum Shares for Repurchase	Maximum Shares for Repurchase (%)	Number of Shares Repurchased
2020 Normal Course Issuer Bid	February 27, 2020	February 26, 2021	28,572,458	5	710,100
2021 Normal Course Issuer Bid	March 1, 2021	February 28, 2022	28,468,448	5	22,186,395
2022 Normal Course Issuer Bid [1]	March 1, 2022	February 7, 2023	55,111,110	10	47,108,318
2023 Normal Course Issuer Bid [2]	March 1, 2023	February 29, 2024	24,962,194	5	–

1

The original expiry date was February 28, 2023, but we acquired the maximum aggregate number of common shares allowable on February 7, 2023. As of February 7, 2023, an additional 8,002,792 common shares were repurchased for cancellation at a cost of $625 and an average price per share of $78.07.

2

On February 15, 2023, our Board of Directors approved a share repurchase program. The 2023 normal course issuer, which is subject to acceptance by the Toronto Stock Exchange, will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Purchases under the normal course issuer bids were, or may be, made through open market purchases at market prices as well as by other means permitted by applicable securities regulatory authorities, including private agreements.

Summary of share repurchases	2022	2021
Number of common shares repurchased for cancellation	53,312,559	15,982,154
Average price per share (US dollars)	84.34	69.17
Total cost	4,496	1,105

Dividends Declared

	2022		2021

Declared	Per Share	Declared	Per Share
February 16, 2022	0.48	February 17, 2021	0.46
May 18, 2022	0.48	May 17, 2021	0.46
August 4, 2022	0.48	August 9, 2021	0.46
November 3, 2022	0.48	November 1, 2021	0.46
	1.92		1.84

On February 15, 2023, our Board of Directors declared a quarterly dividend to $0.53 per share payable on April 13, 2023, to shareholders of record on March 31, 2023. The total estimated dividend to be paid is $265.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 121

Note 24 Capital Management

Our capital allocation policy prioritizes safe and reliable operations, a healthy balance sheet, a sustainable dividend to shareholders, and a strategy to allocate remaining cash flow that maximizes shareholder value.

We include total debt, adjusted total debt, adjusted net debt and adjusted shareholders’ equity as components of our capital structure. We monitor our capital structure and, based on changes in economic conditions, may adjust the structure by adjusting the amount of dividends paid to shareholders, repurchasing shares, issuing new shares, issuing new debt or retiring existing debt.

We have access to the capital markets through our base shelf prospectus. We use a combination of short-term and long-term debt to finance our operations. We typically pay floating rates of interest on short-term debt and credit facilities, and fixed rates on notes and debentures.

We monitor the following measures to evaluate our ability to service debt, make strategic investments and ensure we are in compliance with our debt covenants:

	2022	2021
Adjusted net debt to adjusted EBITDA	0.9	1.4
Adjusted EBITDA to adjusted finance costs	21.6	14.3
Debt to capital (calculated as adjusted total debt to adjusted capital) (Limit: 0.65 : 1.00)	0.32 : 1.00	0.32 : 1.00

Adjusted EBITDA is calculated in Note 3, while the calculation of the remaining components included in the above ratios are set out in the following tables:

	2022	2021
Short-term debt	2,142	1,560
Current portion of long-term debt	542	545
Current portion of lease liabilities	305	286
Long-term debt	8,040	7,521
Lease liabilities	899	934
Total debt	11,928	10,846
Letters of credit – financial	97	114
Adjusted total debt	12,025	10,960

	2022	2021
Total debt	11,928	10,846
Cash and cash equivalents	(901)	(499)
Unamortized fair value adjustments	(310)	(325)
Adjusted net debt	10,717	10,022

	2022	2021
Total shareholders’ equity	25,863	23,699
Adjusted total debt	12,025	10,960
Adjusted capital	37,888	34,659

	2022	2021
Finance costs	563	613
Unwinding of discount on asset retirement obligations	(29)	9
Borrowing costs capitalized to property, plant and equipment	37	29
Interest on net defined benefit pension and other post-retirement plan obligations	(8)	(9)
Loss on early extinguishment of debt	-	(142)
Adjusted finance costs	563	500

In 2022, we filed a base shelf prospectus in Canada and the US qualifying the issuance of up to $5 billion of common shares, debt securities and other securities during a period of 25 months from March 11, 2022. In 2022, we issued $1 billion of notes pursuant to the base shelf prospectus and a prospectus supplement, as discussed in Note 18.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

122 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Note 25 Business Combinations

	Casa do Adubo S.A. (“Casa do Adubo”)	Other Acquisitions
Acquisition date	October 1, 2022	Various

Purchase price, net of cash and cash equivalents acquired, and amounts held in escrow	$231 (preliminary) On the acquisition date, we acquired 100% of the issued and outstanding Casa do Adubo stock.	$176 (preliminary) (2021 – $88)

Goodwill and expected benefits of acquisitions	$145 (preliminary)	$55 (preliminary) (2021 – $77)

The expected benefits of the acquisitions resulting in goodwill include

•  synergies from expected reduction in operating costs

•  wider distribution channel for selling products of acquired businesses

•  a larger assembled workforce

•  potential increase in customer base

•  enhanced ability to innovate

Description

An agriculture retailer in Brazil with 39 retail locations and 10 distribution centers. This acquisition is aligned with our disciplined approach to capital allocation and sustainability commitments, as we continue to expand our presence in Brazil.

2022 – 43 Retail locations related to various agricultural services and one wholesale warehouse location (2021 – 36 Retail locations)

We have engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. As at December 31, 2022, the total consideration and purchase price allocation for Casa do Adubo and certain other acquisitions are not final as we are continuing to obtain and verify information required to determine the fair value of certain assets acquired and liabilities assumed and the amount of deferred income taxes arising on their recognition, as part of the due diligence process. We expect to finalize the amounts recognized as we obtain the information necessary to complete the analysis within one year from the date of acquisition.

We allocated the following values to the acquired assets and assumed liabilities based upon fair values at their respective acquisition date. The information below represents preliminary fair values. For certain other acquisitions, we finalized the purchase price with no material change to the fair values disclosed in prior periods. Refer to Note 30 for details of our valuation technique and judgments applied.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 123

	2022			2021

	Casa do Adubo (Preliminary)		Other Acquisitions (Preliminary)	Other Acquisitions
Receivables	174	[1]	11	43
Inventories	107		92	24
Prepaid expenses and other current assets	3		13	–
Property, plant and equipment	24		116	10
Goodwill	145	[2]	55	77
Intangible assets	95		9	16
Investments	–		2	–
Other non-current assets	6		4	4
Total assets	554		302	174
Short-term debt	14	[3]	11	11
Payables and accrued charges	159		74	50
Long-term debt, including current portion	91		14	7
Lease liabilities, including current portion	10		3	1
Other non-current liabilities	1		14	17
Total liabilities	275		116	86
Total consideration	279		186	88
Amounts held in escrow	(48)		(10)	–
Total consideration, net of cash and cash equivalents acquired, and amounts held in escrow	231		176	88

1	Includes receivables from customers with gross contractual amounts of $169, of which $3 is considered to be uncollectible.
2

Goodwill was calculated as the excess of the fair value of consideration transferred over the recognized amount of net identifiable assets acquired. The portion of goodwill deductible for income tax purposes will be determined when the purchase allocation is finalized.

3	Outstanding amount on the Casa do Adubo credit facilities assumed as part of the acquisition.

Financial Information Related to the Acquired Operations

2022 Proforma (estimated as if acquisitions occurred at the beginning of the year)	Casa do Adubo	Other Acquisitions
Sales	440	240
Earnings before finance costs and income taxes[1]	42	13

1	Net earnings is not available.

	2022 Actuals		2021 Actuals

From date of acquisition	Casa do Adubo	Other Acquisitions	Other Acquisitions
Sales	130	100	80
Earnings before finance costs and income taxes	7	7	7

Note 26 Commitments

	Principal Portion and Estimated Interest

December 31, 2022	Lease Liabilities	Long-Term Debt	Purchase Commitments	Capital Commitments	Other Commitments	Total
Within 1 year	337	932	1,533	178	169	3,149
1 to 3 years	427	2,292	72	40	143	2,974
3 to 5 years	199	1,249	24	–	74	1,546
Over 5 years	411	8,947	120	–	58	9,536
Total	1,374	13,420	1,749	218	444	17,205

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

124 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Purchase Commitments

We have a long-term natural gas purchase agreement in Trinidad that expires on December 31, 2023. The contract provides for prices that vary primarily with ammonia market prices and annual escalating floor prices. The commitments included in the foregoing table are based on floor prices and minimum purchase quantities.

Profertil has various gas contracts denominated in US dollars that expire in 2023 and 2025 and account for virtually all of Profertil’s gas requirements. YPF S.A., our joint venture partner in Profertil, supplies approximately 70 percent of the gas under these contracts.

The Carseland facility has a power cogeneration agreement, expiring on December 31, 2026, which provides 60 megawatt-hours of power per hour. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas provided to the facility for power generation.

Agreements for the purchase of sulfur for use in production of phosphoric acid provide for specified purchase quantities and prices based on market rates at the time of delivery. Commitments included in the foregoing table are based on expected contract prices.

As part of the agreement to sell the Conda Phosphate operations (“Conda”), we entered into long-term strategic supply and offtake agreements that end in 2023. Under the terms of the supply and offtake agreements, we will supply 100 percent of the ammonia requirements of Conda and purchase 100 percent of the monoammonium phosphate (“MAP”) product produced at Conda. The MAP production is estimated at 330,000 tonnes per year.

Other Commitments

Other commitments consist principally of pipeline capacity, technology service contracts, managed services contracts, throughput and various rail contracts, the latest of which expires in 2036, and mineral lease commitments, the latest of which expires in 2033.

Note 27 Guarantees

In the normal course of business, we provide indemnification agreements to counterparties in transactions such as purchase and sale contracts, service agreements, director/officer contracts, and leasing transactions. The terms of these indemnification agreements

•

may require us to compensate counterparties for costs incurred as a result of various events, including environmental liabilities and changes in (or in the interpretation of) laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction;

•	will vary based upon the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay to counterparties; and

•

have not historically resulted in any significant payments by Nutrien and, as at December 31, 2022, no amounts have been accrued in the consolidated financial statements (except for accruals relating to certain underlying liabilities).

We directly guarantee our share of certain commitments of Canpotex (such as railcar leases) under certain agreements with third parties. We would be required to perform on these guarantees in the event of default by the investee. No material loss is anticipated by reason of such agreements and guarantees.

Note 28 Related Party Transactions

Sale of Goods

We sell potash outside Canada and the US exclusively through Canpotex. Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex are shown in Note 3. The receivable outstanding from Canpotex is shown in Note 11 and arose from sale transactions described above. It is unsecured and bears no interest. There are no expected credit losses held against this receivable.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 125

Key Management Personnel Compensation and Transactions with Post-Employment Benefit Plans

	2022	2021

Salaries and other short-term benefits	13	16

Share-based compensation	18	55

Post-employment benefits	3	4

Termination benefits	10	7
	44	82

Disclosures related to our post-employment benefit plans are shown in Note 21.

Note 29 Contingencies and Other Matters

Accounting Estimates and Judgments

The following judgments are required to determine our exposure to possible losses and gains related to environmental matters and other various claims and lawsuits pending:

•	prediction of the outcome of uncertain events (i.e., being virtually certain, probable, remote or undeterminable);

•	determination of whether recognition or disclosure in the consolidated financial statements is required; and

•	estimation of potential financial effects.

Where no amounts are recognized, such amounts are contingent and disclosure may be appropriate. While the amount disclosed in the consolidated financial statements may not be material, the potential for large liabilities exists and, therefore, these estimates could have a material impact on our consolidated financial statements.

Supporting Information

Canpotex

Nutrien is a shareholder in Canpotex, which markets Canadian potash outside of Canada and the US. Should any operating losses or other liabilities be incurred by Canpotex, the shareholders have contractually agreed to reimburse it in proportion to each shareholder’s productive capacity. Through December 31, 2022, we are not aware of any operating losses or other liabilities.

Mining Risk

The risk of underground water inflows and other underground risks is insured on a limited basis, subject to insurance market availability. Through December 31, 2022, we are not aware of any material losses or other liabilities that we have not accrued for.

Environmental Remediation, Legal and Other Matters

We are engaged in ongoing site assessment and/or remediation activities at a number of facilities and sites. Anticipated costs associated with these matters are added to accrued environmental costs in the manner described in Note 22.

We have established provisions for environmental site assessment and/or remediation matters to the extent that we consider expenses associated with those matters likely to be incurred. Except for the uncertainties described below, we do not believe that our future obligations with respect to these matters are reasonably likely to have a material adverse effect on our consolidated financial statements.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

126 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Legal matters with significant uncertainties include the following:

•

The United States Environmental Protection Agency (“US EPA”) has an ongoing enforcement initiative directed at the phosphate industry related to the scope of an exemption for mineral processing wastes under the US Resource Conservation and Recovery Act (“RCRA”). This initiative affects the Conda Phosphate plant previously owned by Nu-West Industries, Inc. (“Nu-West”), a wholly owned subsidiary of Nutrien (Canada) Holdings ULC, and the Nutrien phosphoric acid facilities in Aurora, North Carolina; Geismar, Louisiana; and White Springs, Florida. Nutrien facilities received US EPA notices of violation (“NOVs”) for alleged violations of the RCRA and various other environmental laws. Notwithstanding the sale of the Conda Phosphate operations in January 2018, Nu-West remains responsible for environmental liabilities attributable to its historic activities and for resolution of the NOVs. The facilities have been and continue to be involved in ongoing discussions with the US EPA, the US Department of Justice and the related state agencies to resolve these matters, with one such settlement being reached in 2022 for the Geismar, Louisiana facility. The Geismar consent decree was entered on October 19, 2022, and resolved the allegations associated with the historic phosphoric acid operations at that facility. Due to the nature of the allegations at the other facilities, we are uncertain as to how the matters will be resolved. Based on settlements with other members of the phosphate industry and the Geismar consent decree, we expect that a resolution could involve any or all of the following: 1) penalties, which we currently believe will not be material; 2) modification of certain operating practices; 3) capital improvement projects; 4) providing financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system; and 5) addressing findings resulting from the RCRA section 3013 site investigations.

•

We operate in countries that are parties to the Paris Agreement adopted in December 2015 pursuant to the United Nations Framework Convention on Climate Change. Each country that is a party to the Paris Agreement submitted an Intended Nationally Determined Contribution (“INDC”) towards the control of greenhouse gas emissions. The impacts on our operations of these INDCs and other national and local efforts to limit or tax greenhouse gas emissions cannot be determined with any certainty at this time.

In addition, various other claims and lawsuits are pending against the Company in the ordinary course of business. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, we believe that the ultimate resolution of such actions is not reasonably likely to have a material adverse effect on our consolidated financial statements.

The breadth of our operations and the global complexity of tax regulations require assessments of uncertainties and judgments in estimating the taxes we will ultimately pay. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions, outcomes of tax litigation, and resolution of disputes arising from federal, provincial, state and local tax audits. The resolution of these uncertainties and the associated final taxes may result in adjustments to our tax assets and tax liabilities.

We own facilities that have been either permanently or indefinitely shut down. We expect to incur nominal annual expenditures for site security and other maintenance costs at some of these facilities. Should the facilities be dismantled, certain other shutdown-related costs may be incurred. Such costs are not expected to have a material adverse effect on our consolidated financial statements and would be recognized and recorded in the period in which they are incurred.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 127

Note 30 Accounting Policies, Estimates and Judgments

The following discusses the significant accounting policies, estimates, judgments and assumptions that we have adopted and applied and how they affect the amounts reported in the consolidated financial statements. Certain of our policies involve accounting estimates and judgments because they require us to make subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and entities we control.

•	Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases. They are deconsolidated from the date that control ceases.

•	Intercompany balances and transactions are eliminated on consolidation.

Principal (wholly owned) Operating Subsidiaries	Location	Principal Activity

Potash Corporation of Saskatchewan Inc.	Canada	Mining and/or processing of crop nutrients and corporate functions

Nutrien (Canada) Holdings ULC	Canada	Manufacturer and distributor of crop nutrients and corporate functions

Agrium Canada Partnership	Canada	Manufacturer and distributor of crop nutrients
Agrium Potash Ltd.	Canada
Nutrien US LLC	US
Cominco Fertilizer Partnership	US
Loveland Products Inc.	US

Nutrien Ag Solutions Argentina S.A	Argentina

Nutrien Ag Solutions (Canada) Inc.	Canada	Crop input retailer
Nutrien Ag Solutions, Inc.	US
Nutrien Ag Solutions Limited	Australia

PCS Nitrogen Fertilizer, LP	US	Production of nitrogen products in the US

PCS Nitrogen Ohio LP	US	Production of nitrogen products in the state of Ohio

PCS Nitrogen Trinidad Limited	Trinidad	Production of nitrogen products in Trinidad

PCS Phosphate Company, Inc.	US	Mining and/or processing of phosphate products

PCS Sales (USA) Inc.	US	Marketing and sales of the Company’s products

Phosphate Holding Company, Inc.	US	Mining and/or processing of phosphate products and production of nitrogen products in the US

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

128 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Climate Change

In 2021, we announced our Environmental, Social and Governance (“ESG”) commitment to help address our key climate-related risks related to climate change and reduce our carbon footprint described in our Feeding the Future Plan. During 2022 there has been continued progress by Nutrien to deliver on our action plan and sustained development of the ESG frameworks and regulatory initiatives. We recognize that these developments could further impact our accounting estimates and judgments including, but not limited to, assessment of our asset useful lives, impairment of other long-lived assets, and asset retirement obligations and accrued environmental costs. We have monitored and will continue to monitor these developments as they affect our consolidated financial statements.

Foreign Currency Transactions

The consolidated financial statements are presented in US dollars, which we determined to be the functional currency of the Company and the majority of our subsidiaries. In determining the functional currency of our operations, we primarily considered the currency that determines the pricing of transactions rather than focusing on the currency in which transactions are denominated.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions, and from the translation at period-end of monetary assets and liabilities denominated in foreign currencies, are recognized and presented in the consolidated statements of earnings within other (income) expenses, as applicable, in the period in which they arise. Non-monetary assets measured at historical cost are translated at the average monthly exchange rate prevailing at the time of the transaction, unless the exchange rate in effect on the date of the transaction is available and it is apparent that such rate is a more suitable measurement.

Assets and liabilities in foreign operations are translated using the period-end rate, while the income and expenses are translated using the average monthly exchange rate. Equity of the foreign operation is translated using the historical rate at the time of the acquisition. Exchange gains and losses resulting from translation are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the foreign operation is disposed of.

Revenue

We recognize revenue when we transfer control over a good or service to a customer.

Transfer of Control for Sale of Goods	Transfer of Control for Sale of Services
At the point in time when the product is • purchased at our Retail farm center, • delivered and accepted by customers at their premises, or • loaded for shipping.	Over time as the promised service is rendered.

Judgment is used to determine whether we are acting as principal or agent by evaluating who

•	has the primary responsibility for fulfilling the promised good;

•	bears the inventory risk including if the vendor has the right to have its product returned on demand; and

•	has discretion for establishing the price.

For transactions in which we act as an agent rather than the principal, revenue is recognized net of any commissions earned. The related commissions are recognized as the sales occur or as unconditional contracts are signed.

We recognize profits on sales to Canpotex when there is a transfer of control, either at the time the product is loaded for shipping or delivered, depending on the terms of the contract. Sales are recognized using a provisional price at the time control is transferred to Canpotex, with the final pricing determined upon Canpotex’s final sale to a third party (generally between one and three months from date of sale to Canpotex).

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 129

Our sales revenue relating to our Potash, Nitrogen and Phosphate segments is generally recorded and measured based on the “freight on board” mine, plant, warehouse or terminal price specified in the contract (except for certain vessel sales or specific product sales that are shipped and recorded on a delivered basis), which reflects the consideration we expect to be entitled to in exchange for the goods or services, net of any variable consideration (e.g., any trade discounts or estimated volume rebates). Our customer contracts may provide certain product quality specification guarantees but do not generally provide for refunds or returns. Sales prices are based on North American and international benchmark market prices, which are subject to global supply and demand, and other market factors.

For our Retail segment, we do not provide general warranties; however, our customer contracts may provide certain product quality specification guarantees. Returns and incentives are estimated based on historical and forecasted data, contractual terms, and current conditions.

Transportation costs are generally recovered from the customer through sales pricing. Where customer contracts include volume rebates, we estimate revenue at the earlier of when the most likely amount of consideration we expect to receive has been determined or when it is highly probable that a significant reversal will not occur.

Due to the nature of goods and services sold, any single estimate would have only a negligible impact on revenue.

As the expected period between when control over a promised good or service is transferred and when the customer pays for that good or service is generally less than 12 months, we apply the practical expedient as provided in IFRS 15, “Revenue from Contracts with Customers,” and do not adjust the promised amount of consideration for the effects of financing.

Intersegment sales are made under terms that approximate market value.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Share-Based Compensation

For awards with performance conditions that determine the number of options or units to which employees are entitled, measurement of compensation cost is based on our best estimate of the outcome of the performance conditions. Changes to vesting assumptions are reflected in earnings immediately for compensation cost already recognized.

For Plans Settled Through the Issuance of Equity	For Plans Settled Through Cash

• fair value for stock options is determined on grant date using the Black-Scholes-Merton option-pricing model, and	• a liability is recorded based on the fair value of the awards each period.

Estimation involves determining:

•	stock option-pricing model assumptions as described in the weighted average assumptions table in Note 5;

•	forfeiture rate for options granted based on past experience and future expectations, and adjusted upon actual vesting; and

•

projected outcome of performance conditions for PSUs, including our return on invested capital compared to Nutrien’s weighted average cost of capital, and including the relative ranking of our total shareholder return, including expected dividends, compared with a specified peer group using a Monte Carlo simulation option-pricing model; and

•	the number of dividend equivalent units expected to be earned.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

130 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Income Taxes

Taxation on earnings (loss) is composed of current and deferred income tax. Taxation is recognized in the statements of earnings unless it relates to items recognized either in OCI or directly in shareholders’ equity.

Current Income Tax	Deferred Income Tax

•  is the expected tax payable on the taxable earnings for the year and includes any adjustments to income tax payable or recoverable in respect of previous years

•  is calculated using rates enacted or substantively enacted at the dates of the consolidated balance sheets in the countries where our subsidiaries and equity-accounted investees operate and generate taxable earnings

•  is the best estimate expected to be paid to (or recovered from) the taxation authorities

•  is recognized using the liability method

•  is based on temporary differences between carrying amounts of assets and liabilities and their respective income tax bases

•  is determined using tax rates that have been enacted or substantively enacted by the dates of the consolidated balance sheets and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled

Current and deferred income tax assets and liabilities are offset only if certain criteria are met.

The realized and unrealized excess tax benefits from share-based compensation arrangements are recognized in contributed surplus as current and deferred tax, respectively.

The final taxes paid, and potential adjustments to tax assets and liabilities, are dependent upon many factors including

•	negotiations with taxation authorities in various jurisdictions;

•	outcomes of tax litigation; and

•	resolution of disputes arising from federal, provincial, state and local tax audits.

Deferred income tax is not accounted for

•

with respect to investments in subsidiaries and equity-accounted investees where we are able to control the reversal of the temporary difference and that difference is not expected to reverse in the foreseeable future; and

•

if arising from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are

•

recognized to the extent it is probable future taxable profit will be available to use deductible temporary differences and could be reduced if projected earnings are not achieved or increased if earnings previously not projected become probable; and

•	reviewed at each balance sheet date and amended to the extent that it is no longer probable that the related tax benefit will be realized.

Financial Instruments

Financial assets are measured at fair value (either through OCI or through profit or loss) or amortized cost depending on the objective of the business model for managing the instrument or group of instruments and the contractual terms of the cash flows.

For equity investments not held for trading, we may make an irrevocable election at initial recognition to recognize changes in fair value through OCI rather than profit or loss.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 131

Financial instruments are classified and measured as follows:

Fair Value Classification	Fair Value Through Profit or Loss	FVTOCI	Amortized Cost

Instrument type	Cash and cash equivalents, derivatives, and certain equity investments not held for trading	Certain equity investments not held for trading for which an irrevocable election was made	Receivables, short-term debt, payables and accrued charges, long-term debt, lease liabilities, and other long-term debt instruments

Fair value gains and losses	Profit or loss	OCI	–

Interest and dividends	Profit or loss	Profit or loss	Profit or loss: effective interest rate

Impairment of assets	–	–	Profit or loss

Foreign exchange	Profit or loss	OCI	Profit or loss

Transaction costs	Profit or loss	OCI	Included in cost of instrument

Financial instruments are recognized at trade date when we commit to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flow from the investments have expired or we have transferred the rights to receive cash flow and all the risks and rewards of ownership have also been substantially transferred.

Derivatives are used to lock in exchange rates. For designated and qualified cash flow hedges

•	the effective portion of the change in the fair value of the derivative is accumulated in OCI;

•	when the hedged forecast transaction occurs, the related gain or loss is removed from AOCI and included in the cost of inventory or property plant and equipment;

•	the hedging gain or loss included in the cost of inventory is recognized in earnings when the product containing the hedged item is sold or becomes impaired; and

•	the ineffective portions of hedges are recorded in net earnings in the current period.

We assess whether our derivatives hedging transactions are expected to be or were highly effective, both at the hedge’s inception and on an ongoing basis, in offsetting changes in fair values of hedged items.

Hedging Transaction	Measurement of Ineffectiveness	Potential Sources of Ineffectiveness

Foreign exchange	Comparison of the cumulative changes in fair value and the cumulative change in the fair value of a hypothetical derivative with terms based on the hedged forecast cash flows	Changes in • timing or amounts of forecasted cash flows • embedded optionality • our credit risk or the credit risk of a counterparty

Financial assets and financial liabilities are offset, and the net amount is presented in the consolidated balance sheets when we

•	currently have a legally enforceable right to offset the recognized amounts; and

•	intend either to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair Value Measurements

Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in a current arm’s-length transaction between knowledgeable, willing parties. The valuation policies and procedures for financial reporting purposes are determined by our finance department.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

132 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

Fair value measurements are categorized into different levels within a fair value hierarchy based on the degree to which the lowest level inputs are observable and their significance:

Level 1	Level 2	Level 3

Unadjusted quoted prices (in active markets accessible at the measurement date for identical assets or liabilities)	Quoted prices (in markets that are not active or based on inputs that are observable for substantially the full term of the asset or liability)	Prices or valuation techniques that require inputs that are both unobservable and significant to the overall measurement

Fair value estimates

•	are at a point in time and may change in subsequent reporting periods due to market conditions or other factors;

•	can be determined using multiple methods, which can cause values (or a range of reasonable values) to differ; and

•	may require assumptions about costs/prices over time, discount and inflation rates, defaults, and other relevant variables.

Cash and Cash Equivalents

Highly liquid investments with a maturity of three months or less from the date of purchase are considered to be cash equivalents.

Receivables

Receivables from customers are recognized initially at fair value and subsequently measured at amortized cost less allowance for expected credit losses of receivables from customers.

Inventories

Inventories are valued monthly at the lower of cost and net realizable value. Costs are allocated to inventory using the weighted average cost method.

Net realizable value is based on:

Products and Raw Materials	Materials and Supplies

• selling price of the finished product (in ordinary course of business) less the estimated costs of completion and estimated costs to make the sale	• replacement cost

A writedown is recognized if the carrying amount exceeds net realizable value and may be reversed if the circumstances that caused it no longer exist. Various factors impact our estimates of net realizable value, including inventory levels, forecasted prices of key production inputs, global nutrient capacities, crop price trends, and changes in regulations and standards employed.

Vendors may offer various incentives to purchase products for resale. Vendor rebates and prepay discounts are accounted for as a reduction of the prices of the suppliers’ products. Rebates based on the amount of materials purchased reduce cost of goods sold as inventory is sold. Rebates earned based on sales volumes of products are offset to cost of goods sold.

Rebates that are probable and can be reasonably estimated are accrued. Rebates that are not probable or estimable are accrued when certain milestones are achieved.

Estimation of rebates can be complex in nature as vendor arrangements are diverse. The amount of the accrual is determined by analyzing and reviewing historical trends to apply negotiated rates to estimated and actual purchase volumes. Estimated amounts accrued throughout the year could also be impacted if actual purchase volumes differ from projected volumes.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 133

Property, Plant and Equipment

	Owned	Right-of-Use (Leased)

Description	• majority of our tangible assets are buildings, machinery and equipment used to produce or distribute our products and render our services	• primarily include railcars, marine vessels, real estate and mobile equipment

Measurement

•  cost, which includes capitalized borrowing costs, less accumulated depreciation and any accumulated impairment losses

•  cost of major inspections and overhauls is capitalized

•  maintenance and repair expenditures that do not improve or extend productive life are expensed in the period incurred

•  cost less accumulated depreciation and any accumulated impairment losses

•  lease payments are allocated between finance costs and a reduction of the liability, and discounted using the interest rate implicit in the lease, if available, or an incremental borrowing rate, being a rate that we would have to pay to borrow the funds required to obtain a similar asset, adjusted for term, security, asset value and the borrower’s economic environment.

Depreciation method

•  certain property, plant and equipment directly related to our Potash, Nitrogen and Phosphate segments uses units-of-production based on the shorter of estimates of reserves or service lives

•  pre-stripping costs uses units-of-production over the ore mined from the mineable acreage stripped

•  remaining assets uses straight-line

• straight-line over the shorter of the asset’s useful life and the lease term

Estimated useful lives, expected patterns of consumption, depreciation method and residual values are reviewed at least annually.

Judgment/practical expedients

Judgment is required in determining

•  costs, including income or expenses derived from an asset under construction, that are eligible for capitalization;

•  timing to cease cost capitalization, generally when the asset is capable of operating in the manner intended by management, but also considering the circumstances and the industry in which the asset is to be operated, normally predetermined by management with reference to such factors as productive capacity;

•  the appropriate level of componentization (for individual components for which different depreciation methods or rates are appropriate);

•  repairs and maintenance that qualify as major inspections and overhauls; and

•  useful life over which such costs should be depreciated, which may be impacted by changes in our strategy, process or operations as a result of climate-change initiatives.

Judgment is required to determine whether a contract or arrangement includes a lease and if it is reasonably certain that an extension option will be exercised. We seek to maximize operational flexibility in managing our leasing activities by including extension options when negotiating new leases. Extension options are exercisable at our option and not by the lessors. In determining if a renewal period should be included in the lease term, we consider all relevant factors that create an economic incentive for us to exercise a renewal, including

•  the location of the asset and the availability of suitable alternatives,

•  the significance of the asset to operations, and

•  our business strategy.

Estimation is used to determine the useful lives of ROU assets, the lease term and the appropriate discount rate applied to the lease payments to calculate the lease liability.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

134 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

	Owned	Right-of-Use (Leased)

Uncertainties are inherent in estimating reserve quantities, particularly as they relate to assumptions regarding future prices, the geology of our mines, the mining methods used, and the related costs incurred to develop and mine reserves. Changes in these assumptions could result in material adjustments to reserve estimates, which could result in impairments or changes to depreciation expense in future periods.

We have chosen to

•  include the use of a single discount rate for a portfolio of leases with reasonably similar characteristics,

•  not separate non-lease components and instead to account for lease and non-lease components as a single arrangement, and

•  use exemptions for short-term and low-value leases which allow payments to be expensed as incurred.

Other	Not applicable.	Lease agreements do not contain significant covenants; however, leased assets may be used as security for lease liabilities and other borrowings.

Goodwill and Intangible Assets

Goodwill is carried at cost, is not amortized, and represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is allocated to a CGU or group of CGUs for impairment testing based on the level at which it is monitored by management, and not at a level higher than an operating segment. The allocation is made to the CGU or group of CGUs expected to benefit from the business combination in which the goodwill arose.

Intangible assets are generally measured at cost less accumulated amortization and any accumulated impairment losses. We use judgment to determine which expenditures are eligible for capitalization as intangible assets. Costs incurred internally from researching and developing a product are expensed as incurred until technological feasibility is established, at which time the costs are capitalized until the product is available for its intended use. Judgment is required in determining when technological feasibility of a product is established. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. At least annually, the useful lives are reviewed and adjusted if appropriate.

Impairment of Long-Lived Assets

To assess impairment, assets are grouped at the smallest levels for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets or groups of assets (this can be at the asset or CGU level).

At the end of each reporting period, we review conditions to determine whether there is any indication that an impairment exists that could potentially impact the carrying amounts of both our long-lived assets to be held and used (including property, plant and equipment, and investments), and our goodwill and intangible assets. When such indicators exist, impairment testing is performed. Additionally, goodwill is tested at least annually on October 1.

We review, at each reporting period, for possible reversal of the impairment for non-financial assets, other than goodwill.

Estimates and judgment involve

•	identifying the appropriate asset, group of assets, CGU or groups of CGUs;

•	determining the appropriate discount rate for assessing the recoverable amount;

•	making assumptions about future sales, market conditions, terminal growth rates and cash flow forecasts over the long-term life of the assets or CGUs; and

•	evaluating impacts of climate change to our strategy, processes and operations.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 135

We cannot predict if an event that triggers impairment or a reversal of impairment will occur, when it will occur or how it will affect reported asset amounts. Asset impairment amounts previously recorded could be affected if different assumptions were used or if market and other conditions change. Such changes could result in non-cash charges materially affecting our consolidated financial statements.

Pension and Other Post-Retirement Benefits

Employee retirement and other defined benefit plans costs, including current and past service costs, gains or losses on curtailments and settlements, and remeasurements, are actuarially determined on a regular basis using the projected unit credit method.

When a plan amendment occurs before a settlement, we recognize past service cost before any gain or loss on settlement.

Our discount rate assumptions are impacted by

•	the weighted average interest rate at which each pension and other post-retirement plan liability could be effectively settled at the measurement date;

•	country specific rates; and

•

the use of a yield curve approach based on the respective plans’ demographics, expected future pension benefits and medical claims. Payments are measured and discounted to determine the present value of the expected future cash flows. The cash flows are discounted using yields on high-quality AA-rated non-callable bonds with cash flows of similar timing where there is a deep market for such bonds. Where we do not believe there is a deep market for such bonds (such as for terms in excess of 10 years in Canada), the cash flows are discounted using a yield curve derived from yields on provincial bonds rated AA or better to which a spread adjustment is added to reflect the additional risk of corporate bonds.

Net actuarial gains or loss incurred during the period for defined benefit plans are closed out to retained earnings at each period-end.

Asset Retirement Obligations and Accrued Environmental Costs

Asset retirement obligations and accrued environmental costs include

•	reclamation and restoration costs at our potash and phosphate mining operations, including management of materials generated by mining and mineral processing, such as various mine tailings and gypsum;

•	land reclamation and revegetation programs;

•	decommissioning of underground and surface operating facilities;

•	general clean-up activities aimed at returning the areas to an environmentally acceptable condition; and

•	post-closure care and maintenance.

We consider the following factors as we estimate our provisions:

•

environmental laws and regulations and interpretations by regulatory authorities, including updates on climate change, could change or circumstances affecting our operations could change, either of which could result in significant changes to current plans;

•	the nature, extent and timing of current and proposed reclamation and closure techniques in view of present environmental laws and regulations;

•	appropriate technical resources, including outside consultants, assist us in developing specific site closure and post-closure plans in accordance with the jurisdiction requirements; and

•	timing of settlement of the obligations, which is typically correlated with mine life estimates except for certain land reclamation programs.

It is reasonably possible that the ultimate costs could change in the future and that changes to these estimates could have a material effect on our consolidated financial statements. We review our estimates for any changes in assumptions at the end of each reporting period.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

136 Nutrien Annual Report 2022	In millions of US dollars unless otherwise noted

We recognized contingent liabilities related to our business combinations or acquisitions, which represent additional environmental costs that are present obligations although cash outflows of resources are not probable. These contingent liabilities are subsequently measured at the higher of the amount initially recognized and the amount that would be recognized if the liability becomes probable.

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When we repurchase our own common shares, share capital is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from retained earnings. If the average carrying value of the shares repurchased is less than the average carrying value of the shares in share capital, the excess is recognized as an addition to share capital. Shares are cancelled upon repurchase.

Restructuring Charges

Plant shutdowns, sales of business units or other corporate restructurings may trigger restructuring charges. The provision is based on the best estimate of a detailed formal plan, which includes determining the incremental costs for employee termination, contract termination and other exit costs.

Business Combinations

Purchase price allocation involves judgment in identifying assets acquired and liabilities assumed, and estimation of their fair values. Key assumptions include discount rates and revenue growth rates specific to the acquired assets or liabilities assumed. We performed a thorough review of all internal and external sources of information available on circumstances that existed at the acquisition date. We also engaged independent valuation experts on certain acquisitions to assist in determining the fair value of certain assets acquired and liabilities assumed and related deferred income tax impacts. To determine fair values, we generally use the following valuation techniques:

Account	Valuation Technique and Judgments Applied

Property, plant and equipment

Market approach for land and certain types of personal property: sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable assets.

Replacement costs for all other depreciable property, plant and equipment: measures the value of an asset by estimating the costs to acquire or construct comparable assets and adjusts for age and condition of the asset.

Intangible assets

Income approach – multi-period excess earnings method: measures the value of an asset based on the present value of the incremental after-tax cash flows attributable to the asset after deducting contributory asset charges (“CACs”). Allocation of CACs is a matter of judgment and based on the nature of the acquired businesses’ operations and historical trends.

We considered several factors in determining the fair value of customer relationships, such as customers’ relationships with the acquired company and its employees, the segmentation of customers, historical customer attrition rates, and revenue growth.

Other provisions and contingent liabilities	Decision-tree approach of future costs and a risk premium to capture the compensation sought by risk-averse market participants for bearing the uncertainty inherent in the cash flows of the liability.

For each business combination, we elect to measure the non-controlling interest in the acquired entity either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Foreign exchange hedge gains or losses that we designated a cash flow hedge are included in the consideration. The gain or loss from the cash flow hedge is deferred in OCI and subsequently recorded as an adjustment to goodwill when the business combination occurs.

Transaction costs are recorded in integration and restructuring related costs in other (income) expenses.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

In millions of US dollars unless otherwise noted	Nutrien Annual Report 2022 137

Standards, Amendments and Interpretations Effective and Applied

The IASB and IFRS Interpretations Committee (“IFRIC”) has issued certain standards and amendments or interpretations to existing standards that were effective, and we have applied.

In 2022, we have adopted the following amendments and annual improvements with no material impact on our consolidated financial statements:

•	Reference to the Conceptual Framework (Amendments to IFRS 3)

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

•	Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

•	Annual Improvements to IFRS Standards 2018–2020 (IFRS 16, IFRS 9, IFRS 1, IAS 41)

Standards, Amendments and Interpretations Not Yet Effective and Not Applied

The IASB and IFRIC have issued the following standards, amendments or interpretations to existing standards that were not yet effective and not applied as at December 31, 2022.

The following amendments and amended standards will be adopted in 2023 and are not expected to have a material impact on our consolidated financial statements:

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (IFRS 1, IAS 12)

•	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

•	Definition of Accounting Estimates (Amendments to IAS 8)

•	IFRS 17 Insurance Contracts

•	Amendments to IFRS 17

The following amendments are being reviewed to determine the potential impact on our consolidated financial statements:

•	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

•	Classification of liabilities as current or non-current (Amendments to IAS 1)

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

 138     Nutrien Annual Report 2022

Terms & Definitions

Terms

AECO	Alberta Energy Company, Canada

Argus	Argus Media group, UK

Bloomberg	Bloomberg Finance L.P., USA

CDP Climate	CDP Worldwide, England

CDP Water	CDP Worldwide, England

CRU	CRU International limited, UK

ESG	Environmental, social and governance

FTSE Russell	FTSE International Limited, England

ISS Quality Scores	Institutional Shareholder Services Inc., USA

Moody’s	Moody’s Corporation (NYSE: MCO), USA

MSCI ESG Rating	MSCI Inc., USA

NYMEX	New York Mercantile Exchange, USA

NYSE	New York Stock Exchange, USA

S&P/S&P Global Corporate Sustainability Assessment	S&P Global Inc., USA

TSX	Toronto Stock Exchange, Canada

USDA	United States Department of Agriculture, USA

CAD	Canadian dollar

USD	United States dollar

AUD	Australian dollar

Scientific Terms

Potash	KCI	potassium chloride, 60–63.2% K2O (solid)

Nitrogen	CO2e	carbon dioxide equivalent

	DEF	diesel exhaust fluid

	ESN®	environmentally smart nitrogen, 44% nitrogen

	NH3	ammonia (anhydrous), 82.2% N (liquid)

	N2O	nitrous oxide

	UAN	nitrogen solutions, 28–32% N (liquid)

Phosphate	AS	ammonium sulfate (solid)

	DAP	diammonium phosphate, 46% P2O5 (solid)

	MAP	monoammonium phosphate, 52% P2O5 (solid)

	MGA	merchant grade acid, 54% P2O5 (liquid)

	MST	micronized sulfur technology, P + S

	P2O5	phosphorus pentoxide

	SPA	superphosphoric acid, 70% P2O5 (liquid)

Product Measures

K2O tonne	Measures the potassium content of products having different chemical analyses

N tonne	Measures the nitrogen content of products having different chemical analyses

P2O5 tonne	Measures the phosphorus content of products having different chemical analyses

Product tonne	Standard measure of the weights of all types of potash, nitrogen and phosphate products

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

Nutrien Annual Report 2022     139

Definitions

Low-carbon ammonia

Ammonia made with direct GHG emissions typically reduced by approximately 60 percent but up to 80 percent, produced by primarily using carbon capture, utilization and storage (“CCUS”) or other low-emission production technologies; this definition does not include end product use.

Brownfield	New project expanding or developing an existing facility or operation.

Community investment	Represents cash disbursements, matching of employee gifts and in-kind contributions of equipment, goods and services, and employee volunteerism (on corporate time).

Clean ammonia

Ammonia made with direct GHG emissions reduced by at least 90 percent, produced from hydrogen obtained using the next generation of ammonia production technology, such as auto-thermal reforming or water electrolysis with renewable power; this definition does not include end product use.

Cumulative annual growth rate (“CAGR”)

Represents the rate of return that would be required for an investment to grow from its beginning balance to its ending balance assuming the profits were reinvested at the end of each year of the investment’s lifespan.

COVID-19	COVID-19 coronavirus pandemic.

Environmental incidents

Number of incidents includes non-permitted release quantities that equal or exceed the US Comprehensive Environmental Response, Compensation, and Liability Act limits in a 24- hour period at all non-potash facilities; in potash facilities any non- permitted release that equals or exceeds Saskatchewan release limits in a 24- hour period (based on the Saskatchewan Environmental Code); non-compliance incidents that exceed $10,000 in costs to reach compliance; or enforcement actions with fines exceeding $1,000.

Greenfield	New project on a previously undeveloped site.

Greenhouse gas (“GHG”)	Gas that contributes to the greenhouse effect by absorbing infrared radiation.

Latin America	South America, Central America, Caribbean and Mexico.

Lost-time injury frequency

Total lost-time injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total lost-time injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

Merger

The merger of equals transaction between PotashCorp and Agrium completed effective January 1, 2018, pursuant to which PotashCorp and Agrium combined their businesses pursuant to a statutory plan of arrangement under the Canada Business Corporations Act and became wholly owned subsidiaries of Nutrien Ltd.

Mmt	Million metric tonnes.

North America	Canada and the US.

Offshore	All markets except Canada and the US.

Serious injury and fatality	A work-related fatality or life-altering injury/illness experienced by an employee or directly supervised contractor conducting work on behalf of Nutrien.

Scope 1	Direct greenhouse gas emissions produced by Nutrien owned or controlled facilities.

Scope 2	Greenhouse gas emissions resulting from the generation of purchased or acquired electricity, heating, cooling and steam consumed by Nutrien owned or controlled facilities.

Scope 3

Indirect greenhouse gas emissions not included in Scope 1 or Scope 2 emissions occurring as a consequence of the activities of Nutrien, from sources not owned or controlled by Nutrien, including both upstream and downstream emissions.

Total employee turnover rate	The number of permanent employees who left the Company due to voluntary and involuntary terminations, including retirements and deaths, as a percentage of average permanent employees for the year.

Total recordable injury frequency

Total recordable injuries for every 200,000 hours worked for all Nutrien employees, contractors and others on site. Calculated as the total recordable injuries multiplied by 200,000 hours worked divided by the actual number of hours worked.

Total shareholder return	Return on investment in Nutrien shares from the time the investment is made based on two components: (1) growth in share price and (2) return from reinvested dividend income on the shares.

Voluntary employee turnover	The number of permanent employees who left the Company due to voluntary terminations as a percentage of average permanent employees for the year. Includes voluntary retirements and resignations.

Overview	Management’s Discussion & Analysis	Five-Year Highlights	Financial Statements	Other Information

140 Nutrien Annual Report 2022

Shareholder Information

Dividends	Ownership	Common Share Prices

Dividend amounts paid to shareholders resident in Canada are adjusted by the exchange rate applicable on the dividend
record date. Dividends are normally paid in January, April, July and October with record dates normally set approximately
three weeks in advance of the payment date. Future cash
dividends will be paid out of, and are conditioned upon, the
Company’s available earnings. Shareholders who wish to have
their dividends deposited directly to their bank accounts should contact the transfer agent and registrar, Computershare
Investor Services Inc.

	On February 16, 2023, there were 870 holders of record of the Company’s common shares.	The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange. Nutrien is included in the S&P/TSX 60 and the S&P/TSX Composite indices.

Offices

Nutrien’s registered head office is: Suite 1700, 211 19th Street East Saskatoon, Saskatchewan Canada S7K 5R6	We also have corporate offices at: 13131 Lake Fraser Drive SE Calgary, Alberta Canada T2J 7E8	5296 Harvest Lake Drive Loveland, Colorado US 80538

Investor Relations

Investor Relations Department

Email	investors@nutrien.com

Phone	(403) 225-7451

Transfer Agent	NYSE Corporate Governance

You can contact Computershare Investor Services Inc., the Company’s transfer agent, as follows:

Phone  1-888-847-9773

       (toll-free within Canada and the US)

       1-514-982-7555

       (from any country other than Canada and the US)

By Fax  1-888-453-0330

       (all countries)

By Mail   Computershare

       100 University Ave,

       8th Floor, North Tower

       Toronto, ON M5J 2Y1

Internet Access your registered account on the Investor Centre website:

       www.investorcentre.com

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2022 Annual Report on Form 40-F.

Nutrien.com

facebook.com/nutrienltd

linkedin.com/company/nutrien

youtube.com/nutrien

@nutrienltd